As filed with the Securities and Exchange Commission on September 19, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Allied Security, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	7381	32-0022119
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

3606 Horizon Drive
King of Prussia, Pennsylvania 19406
(610) 239-1100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Albert J. Berger
Chief Executive Officer
Allied Security, Inc.
3606 Horizon Drive
King of Prussia, Pennsylvania 19406
(610) 239-1144
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:
Kenneth M. Doran, Esq. Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071-3197 (213) 229-7000	Leslie N. Silverman, Esq. Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006-1470 (212) 225-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, par value $0.01 per share	$103,500,000.00	$9,522.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued               , 2002

            Shares

[LOGO]

COMMON STOCK

We are offering              shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We currently anticipate that the initial public offering price will be between $     and $     per share.

We have applied for quotation of our common stock on the Nasdaq National Market under the trading symbol “ALYD.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Allied Security
Per Share	$	$	$
Total	$	$	$

Certain of our stockholders have granted the underwriters the right to purchase up to an additional              shares to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholders.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on             , 2002.

MORGAN STANLEY
BEAR, STEARNS & CO. INC.
ROBERT W. BAIRD & CO.
UBS WARBURG

                    , 2002

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We and the selling stockholders (solely to the extent the over-allotment option is exercised) are offering shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                , 2002, 25 days after the commencement of the offering, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

Because this is only a summary, it does not contain all the information that may be important to you. You should read this summary together with the more detailed information and our financial statements and related notes appearing elsewhere in this prospectus. Allied Security, Inc., a Delaware corporation, was incorporated on July 11, 2002 and is currently a wholly-owned subsidiary of AS Acquisition Corp., a wholly-owned subsidiary of SpectaGuard Acquisition LLC. Prior to this offering, the restructuring transactions that are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 28 will take place, after which SpectaGuard Acquisition LLC and its direct and indirect subsidiaries will become direct and indirect subsidiaries of Allied Security, Inc. The result of the restructuring transactions is to transform SpectaGuard Acquisition LLC and its direct and indirect subsidiaries, currently organized in a limited liability company structure, into a corporate structure under Allied Security, Inc. In this prospectus, unless the context requires otherwise and unless the discussion relates specifically to periods prior to this offering, the terms “we,” “us” and “our” refer to Allied Security, Inc. and its direct and indirect subsidiaries after giving effect to the restructuring transactions to be consummated prior to this offering. When the discussion relates specifically to periods prior to this offering, the terms “we,” “us” and “our” refer to SpectaGuard Acquisition LLC and its direct and indirect subsidiaries (including Allied Security, Inc.), and the term “Allied Security, Inc.” refers to Allied Security, Inc. prior to the consummation of the restructuring transactions.

ALLIED SECURITY

Overview

We offer contract security officer services to quality-conscious customers in seven vertical markets: Class A high rise office buildings, corporate complexes, regional shopping malls, financial institutions, universities, hospitals and industrial sites. We are responsible for recruiting, screening, hiring, training, scheduling and supervising security officers. We strive to ensure customer satisfaction by placing several levels of customer relationship managers in direct, repeated contact with our customers so they can promptly and efficiently anticipate and respond to the needs of customers and security officers. We have a national approach to sales and marketing designed to focus on quality-conscious customers located primarily in center city and other concentrated business districts in major metropolitan areas and select suburban areas with a high density of businesses. Our experience is that many businesses in these markets desire high-quality security officer services and are less motivated by service price than service quality.

We strive to provide high-quality and cost-effective contract security officer services to our customers. We plan to improve profitability by encouraging the retention of our security officers and controlling our operating expenses through the effective management of the hiring process, including extensive candidate screening, training and development. We believe our method of managing these processes offers us a competitive advantage by fostering an employee culture that emphasizes personal career development and provides rewards for long-term quality service. We believe we have one of the lowest turnover rates in our industry, which drives down our personnel-related costs.

Our net revenues for 2001 were $450.5 million and, as of June 30, 2002, we employed over 19,000 individuals including over 18,000 security officers. During 2001, we provided contract security officer services to over 1,400 clients in 37 states.

According to the Freedonia Group, demand for contract security officer services in the United States is expected to grow from $11.7 billion in 2001 to $15.5 billion in 2006. The Freedonia Group attributes increases in security-related spending to real and perceived risks of violent and property crimes, particularly with the growing threat of terrorism and recent terrorist attacks, and the perception that safety officials are too overburdened to adequately protect the public. The Freedonia Group also attributes growth in contract security officer services to the continuing trend for companies to outsource non-core proprietary operations to reduce administrative and labor costs and capital expenditures.

Our Strategy

Our strategic objective is to become the leading provider of contract security officer services to quality-conscious customers in the United States. The key elements of our business strategy are as follows:

Increase Operating Leverage Through Servicing Dense Urban Markets.    We target concentrated business districts in major metropolitan areas with a high density of businesses in our target vertical markets. For each of these geographical areas, we establish an “urban center,” or office, within which our managers responsible for that area can increase operating leverage by using a common staff of recruiting, training and human resources support personnel.

Target Vertical Markets.    We have a national approach to sales and marketing designed to focus on quality-conscious customers in six vertical markets: Class A high rise office buildings, corporate complexes, regional shopping malls, financial institutions, universities and hospitals. While we serve customers in the industrial market, this market is not currently a part of our sales and marketing focus. By focusing on a select set of markets, each with specialized needs and requirements, we have built an extensive operating knowledge that enables us to promote our services more effectively.

Capitalize on Outsourcing Trends.    We intend to continue to capitalize on the growing trend among businesses to outsource non-core functions, such as security officer services, and to centralize the procurement and oversight of these functions at the corporate level in order to minimize the number of vendor relationships.

Leverage Our Quality Focus.    Our motto is “quality people, quality training and quality security.” We believe, by paying wages above industry averages and by offering benefits uncommon in our industry, we have a lower than average rate of turnover and are able to attract quality security officer candidates. We believe this results in overall higher customer satisfaction and provides us with an opportunity to seek out additional customers that value our focus on quality.

Evaluate Selective Acquisition Opportunities.    According to the Freedonia Group, there are over 5,000 contract security officer service providers nationwide. Given the highly fragmented nature of the security service industry and our integration capabilities, we will continue to evaluate selective niche acquisition opportunities that have the potential to expand our presence.

Allied Security, Inc. was incorporated in Delaware on July 11, 2002. As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 28, our organizational structure will be restructured immediately prior to this offering. Our principal executive offices are located at 3606 Horizon Drive, King of Prussia, Pennsylvania 19406, and our telephone number is (610) 239-1100. Our web site is www.alliedsecurity.com. Information contained in our web site is not incorporated by reference into this prospectus, and you should not consider information contained in our web site as part of this prospectus.

We currently hold a federally registered “Allied Security” stylized trademark and have applied for registration of an updated Allied Security stylized trademark. We also have applied for federal registration of the Allied Security word mark, which our predecessors have been using on a continuous basis since 1957. We also have applied for a federal registration of the SpectaGuard word mark.

THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding immediately after this offering	shares
Common stock offered by the selling stockholders pursuant to the over-allotment option	shares
Use of proceeds
We intend to use the net proceeds from the offering to:
•   redeem our outstanding redeemable common stock;
•   repay a portion of our senior subordinated notes;
•   pay certain fees and expenses in connection with our new credit facility and terminate our existing interest rate protection instruments;
•   pay obligations outstanding under non-competition agreements;
•   make payments in the future in connection with certain of our stock warrants that, as a result of our restructuring, will become exercisable for cash and our common stock; and
•   terminate the advisory agreement with Gryphon Advisors, L.P., an affiliate of our controlling stockholder.
We will not receive any proceeds from any shares sold by the selling stockholders pursuant to the exercise by the underwriters of their over-allotment option. See “Use of Proceeds” on page 14.

Proposed Nasdaq National Market symbol	“ALYD”

Dividend policy	We do not intend to pay dividends on our common stock.

Except as otherwise indicated, all information in this prospectus:

•	reflects the consummation of our restructuring as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 28;

•	assumes no exercise of the underwriters’ option to purchase up to additional shares of common stock to cover over-allotments from certain of our stockholders; and

•
assumes an initial public offering price of $         per share, the midpoint of the range of the estimated initial public offering price of $         and $         set forth on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock to be outstanding after this offering includes             shares of our common stock to be issued in exchange for 37,857,531 common shares of SpectaGuard Acquisition, LLC outstanding as of June 30, 2002, pursuant to the restructuring transactions described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 28,                 shares of our common stock underlying warrants outstanding as of June 30, 2002 and              shares of common stock being sold by us in this offering, and excludes:

•	shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2002, at a weighted average exercise price of $ per share; and

•	shares of our common stock available for future issuance under our stock option plan as of June 30, 2002.

SUMMARY CONSOLIDATED FINANCIAL DATA

Our summary consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 28, and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The following tables present our summary historical financial data for the years ended December 31, 1999, 2000 and 2001 and for the six months ended June 30, 2001 and 2002. Also set forth below is our summary pro forma as adjusted consolidated statement of operations data for the year ended December 31, 2001 and for the six months ended June 30, 2002 and balance sheet data as of June 30, 2002. The historical summary consolidated statement of operations data for the years ended December 31, 1999, 2000 and 2001 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The historical summary consolidated balance sheet data as of June 30, 2002 and summary consolidated statement of operations data for the six months ended June 30, 2001 and 2002 have been derived from our unaudited financials statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of financial position and results of operations as of the dates and for the periods indicated. The summary pro forma data have been derived from the pro forma data set forth in “Pro Forma Consolidated Financial Data” beginning on page 22. The summary pro forma as adjusted data do not purport to represent what our results actually would have been if the assumed events had occurred at the dates indicated, nor do such data purport to project our results of operations for any future period. Historical results are not necessarily indicative of results that may be expected for any future period.

The pro forma balance sheet data gives effect to the restructuring transactions to take place immediately prior to the offering, including the conversion of common interests in SpectaGuard Acquisition LLC into our common stock and the conversion of preferred interests in SpectraGuard Acquisition LLC into our redeemable common stock, as if each had occurred on June 30, 2002. To the extent that not all of our preferred interests are converted into redeemable common stock, such interests will be converted into our common stock using the initial public offering price. The pro forma as adjusted statements of operations data and balance sheet data give effect to receipt of the net proceeds from the sale by us in this offering of             shares of common stock at an assumed initial public offering price of $            per share, after deducting the estimated underwriting discount and commissions and estimating offering expenses payable by us, and the application of the net proceeds as described under “Use of Proceeds” on page 14, as if each had occurred on January 1, 2001 in the case of the statements of operations, and on June 30, 2002 in the case of the balance sheet.

	Year Ended December 31,								Six Months Ended June 30,
							Pro Forma as adjusted						Pro Forma as adjusted
	1999		2000		2001		2001(1)		2001		2002		2002(1)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenues		$168,863		$368,424		$450,474		$450,474		$215,744		$247,906	$247,906
Cost of revenues		142,318		307,374		374,210		374,210		179,406		206,990	206,990
Branch and corporate overhead expenses		17,928		40,940		48,169		48,893		24,986		25,256	25,568
Depreciation and amortization		6,690		14,210		16,073		15,803		7,984		5,596	5,444

Operating income		1,927		5,900		12,022		11,568		3,368		10,064	9,904
Interest expense, net		5,692		12,756		13,909		7,350		6,936		5,994	2,879

Income (loss) before income tax expense (benefit), discontinued operations and extraordinary item		(3,765)		(6,856)		(1,887)		4,218		(3,568)		4,070	7,025
Income tax expense (benefit)		(705)		(437)		2,860		3,428		5,408		1,024	2,570

Income (loss) before discontinued operations and extraordinary item		(3,060)		(6,419)		(4,747)		$790		(8,976)		3,046	$4,455

Income (loss) from discontinued operations		207		(572)		(767)				(263)		—

Income (loss) before extraordinary item		(2,853)		(6,991)		(5,514)				(9,239)		3,046
Extraordinary loss on early extinguishment of debt		—		(2,847)		—				—		—

Net income (loss)		(2,853)		(9,838)		(5,514)				(9,239)		3,046
Preferred stock dividends(2)		—		(6,468)		(8,729)				(4,364)		(4,956)

Net loss applicable to common stockholders(3)(4)		$(2,853)		$(16,306)		$(14,243)				$(13,603)		$(1,910)

Income (loss) per share applicable to common stockholders:
Basic and diluted:
Before discontinued operations and extraordinary item		$(.16)		$(.37)		$(.36)	$			$(.35)		$(.05)
Loss per share		$(.15)		$(.47)		$(.38)	$			$(.36)		$(.05)
Pro forma basic and diluted (unaudited)(4)	$		$		$				$		$
Pro forma as adjusted basic and diluted (unaudited)							$						$
Shares used in computation:
Basic and diluted:
Before discontinued operations and extraordinary item		18,898,709		34,525,095		37,782,827				37,779,030		37,837,476
Loss per share		18,898,709		34,525,095		37,782,827				37,779,030		37,837,476
Pro forma basic and diluted (unaudited)
Pro forma as adjusted basic and diluted (unaudited)

(1)
The pro forma as adjusted data give effect to pre-tax adjustments resulting from this offering and the restructuring transactions to occur immediately prior to this offering, as if this offering had occurred on January 1, 2001. You should read this table in conjunction with “Pro Forma Consolidated Financial Data” on page 22.

(2)
As a result of the restructuring transactions to occur immediately prior to this offering, preferred shares of SpectaGuard Acquisition LLC will be converted into either our redeemable common stock or our common stock. Accordingly, no preferred shares will be outstanding immediately after this offering.

(3)
For all periods presented, one of our subsidiaries was organized as a limited liability company and, as a result, the income (loss) of the limited liability company subsidiary has been taxed for federal and most state income tax purposes directly to our members rather than to us.

(4)
Net loss applicable to common stockholders does not reflect an additional expense (benefit) for federal and state income taxes we would have incurred had we been taxed as a corporation for the periods presented. Pro forma income tax expense (benefit) would have been $(1,053), $(928) and $986 for the years ended 1999, 2000 and 2001, respectively, and $1,864 and $1,388 for the six months ended June 30, 2001 and June 30, 2002, respectively. Pro forma loss per share applicable to common stockholders reflects federal and state income taxes as if we had been taxed as a corporation for the periods presented. Pro forma as adjusted net loss applicable to common stockholders does not reflect an income tax benefit of approximately $781 to be recorded in connection with the conversion to a corporation that we will record in the quarter in which the offering is consummated.

	As of June 30, 2002
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Net current assets (liabilities)	$(6,439)	$(5,238)	$2,555
Total assets	$204,279	$204,405	$202,987
Long-term portion of debt	$90,394	$90,394	$71,650
Other long-term liabilities	$16,737	$15,887	$7,270
Redeemable Series A preferred shares	$3,754	$—	$—
Redeemable common stock	$—	$40,693	$—
Warrant reserve	$—	$1,700	$1,700
Members’/stockholders’ equity (deficit):
Series B preferred shares	$63,947	$—	$—
Common shares	5,596	(1)		(1)
Additional paid-in capital	951	32,267	112,268
Unearned compensation	(50)	(50)	(50)
Accumulated other comprehensive loss	(3,754)	(2,252)	—
Accumulated deficit	(41,557)	(41,420)	(50,944	)(2)

Total members’/stockholders’ equity (deficit)	$25,133	$(11,455)	$61,274

	Year Ended December 31,		Six Months Ended June 30,
	2000	2001	2001	2002
	(unaudited)
Operating Data
Security Officer:
Hours billed (000’s)	25,945	30,112	14,722	15,986
Average bill rate per hour	$13.39	$14.18	$13.98	$14.80
Hours paid (000’s)	26,687	30,852	15,067	16,308
Average pay rate per hour	$9.38	$9.80	$9.69	$10.18

(1)	Upon the consummation of our restructuring transactions prior to this offering, the common shares of SpectaGuard Acquisition LLC will be converted into our common stock.

(2)	The pro forma as adjusted balance sheet data as of June 30, 2002 reflects the following pre-tax charges that we will record in the quarter in which the offering is consummated:

•
additional interest expense, consisting of prepayment penalty and other charges, as well as the write-off of our existing deferred financing fees in connection with the expected refinancing of our existing credit facility, of approximately $3.5 million;

•	expected cost to terminate our interest rate protection instruments of approximately $3.8 million;

•	expected cost to terminate our existing advisory agreement with Gryphon Advisors, L.P. of approximately $2.4 million;

•	expected interest charge relating to the accelerated payment of outstanding obligations under existing non-competition agreements of approximately $2.3 million; and

•	expected write-off of the unamortized portion of covenant not to compete asset of approximately $3.9 million.

In addition, our pro forma as adjusted balance sheet data include an income tax benefit of approximately $6.4 million for the expected charges outlined above.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Industry and Our Business

Our standard customer contracts are short term, and if we are unable to retain our existing security officer service contracts or obtain new security service contracts, our results of operations and financial condition will be adversely affected.

Our business is dependent on our security officer service contracts. Our standard customer contract is a one-year contract that can be terminated by either us or our customer on 30 days’ notice at any time. We serve some of our customers under oral contracts or under month-to-month extensions of written contracts. If we are not able to retain our existing security service contracts or obtain additional security service contracts, our results of operations and financial condition will be adversely affected.

Our industry is intensely competitive. If we cannot successfully compete with new or existing security service providers, our results of operations and financial condition will be adversely affected.

The contract security officer services industry is intensely competitive. We directly compete with companies that are national and international in scope and have significantly greater personnel, financial, technical and marketing resources than we do, generate greater revenues than we do and have greater name recognition than we do. The recent trend toward consolidation in our industry will likely lead to increased competition from these companies. We also compete with smaller local and regional companies that may have better knowledge of the local conditions in their region, be better known locally and be better able to gain customers in their region. There are relatively low barriers to entry into the contract security services industry, and we have faced and expect to continue to face additional competition from new entrants into the contract security officer services industry. In addition, some of our competitors may be willing to provide services at lower prices or accept a lower profit margin or expend more capital in order to obtain or retain business. If we cannot successfully compete with new or existing security service providers, our results of operations and financial condition will be adversely affected.

Terrorist activity in the United States could have a material adverse effect on our business by subjecting us to liability if that activity takes place at facilities for which we provide security services. Whether or not terrorist activity occurs at a client location, our insurance costs could increase and we could be required to comply with more burdensome regulations.

In the event that any facilities at which we provide security related services are attacked by terrorists in the future, liabilities resulting from such attacks could, to the extent not covered by insurance, have a material adverse effect on our business. In addition, terrorist attacks, including the attacks of September 11th, that do not directly involve facilities serviced by us could have a material impact on us by sharply increasing our insurance coverage costs or making insurance coverage unavailable altogether. Terrorist activity also could materially and adversely affect our business by requiring us to incur additional personnel costs as a result of compliance with expanded security rules and regulations.

If we are unable to attract, retain and manage security officers and administrative staff, our business will suffer.

Our business involves the delivery of contract security services and is labor-intensive. We derive our revenue largely from contract security officer services performed by our security officers. As of June 30, 2002, we employed over 18,000 security officers. Our future performance depends in large part upon our ability to attract, develop, motivate and retain skilled security officers and administrative staff. Qualified security officers and administrative staff are in demand, particularly after the terrorist activity of September 11th, and there is significant competition for these individuals from other security firms, government agencies and other similar enterprises. As a result, we may not be able to attract and retain sufficient numbers of these individuals in the future.

Turnover of contract security officers is significant. The loss of the services of, or the failure to recruit, a significant number of skilled security officers and administrative staff would harm our business, operating results and financial condition, including our ability to secure and complete service contracts. Furthermore, if we do not successfully manage our existing security officers and administrative staff, they may not be able to achieve the anticipated billing rates, engagement quality, level of overtime and other performance measures that are important to our business.

Our service contracts often provide for fixed fees or permit limited fee adjustments, and our results will suffer if increases in our costs, particularly our wage rates, cannot be charged to our customers.

Our largest expense is wages. We have higher wage rates than other participants in our industry due to our focus on attracting and retaining a highly qualified workforce. A number of our service contracts provide for payments of either fixed fees or fees that increase by only small amounts during the terms of such service contracts or not at all. Competitive pressures also may prevent us from raising our fees when contracts are renewed. If, due to inflation or other causes, we must increase the wages and salaries of our employees at rates faster than we can increase the fees charged under our service contracts, our profitability will be adversely affected.

The security services we provide may subject us to liability for damages not covered by insurance, which could be substantial.

We provide security services at various client locations. In providing these services, our employees may inflict physical or emotional harm on individuals, or the public may be otherwise injured by events occurring on client premises, including events that are not under the immediate control of our security officers. Individuals may bring personal injury lawsuits against us seeking substantial damages based on negligence or other theories of liability in our provision of security services, including with respect to injuries not directly caused by, or within the control of, our security officers. Under principles of common law, we can generally be held liable for wrongful acts or omissions to act of our agents or employees during the course and within the scope of their agency or employment with us. In some cases, our security service contracts also provide for our indemnification of our clients for events occurring on client premises. In addition, some states have adopted statutes that make us responsible for the conduct of our agents and employees. While we maintain an insurance program that provides coverage for certain liability risks, including personal injury, death and property damage, the laws of many states limit or prohibit insurance coverage for punitive damages arising from willful or grossly negligent conduct. Consequently, our insurance may not be adequate to cover all potential claims or damages. If a plaintiff brings a successful claim against us in excess of our insurance coverage, we could incur substantial liabilities and our financial condition could be materially and adversely affected.

We are subject to government regulation, and our failure or inability to comply with these regulations could materially restrict our operations and subject us to substantial penalties.

We are subject to a large number of city, county and state occupational licensing laws that apply to security officers. Most states have laws, or legislation pending, requiring qualification, training and registration of security officers, regulating the use of identification cards, badges and uniforms and imposing minimum bond surety or insurance standards. Any liability we may have from our failure to comply with these regulations may materially affect our business by restricting our operations and subjecting us to substantial penalties. In addition, our current and future operations may be subject to additional regulation as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted.

Our growth strategy includes the evaluation of selective acquisition opportunities, but we may not be successful in identifying suitable acquisition opportunities, and, if we do make acquisitions, we may not be able to obtain acceptable financing for the acquisition, reach agreeable terms with acquisition candidates or successfully integrate acquired businesses.

An element of our growth strategy is the acquisition and integration of complementary businesses in order to increase our density within certain geographical areas, capture market share in the markets in which we operate and improve profitability. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities, obtain financing on acceptable terms or reach mutually agreeable terms with acquisition candidates. In addition, to the extent that consolidation becomes more prevalent in our industry, the prices for suitable acquisition candidates may increase to unacceptable levels thereby limiting our ability to grow.

We also may encounter difficulties in integrating any businesses we acquire with our existing operations. The success of these transactions depends on our ability to:

•	retain key management members and technical personnel of acquired companies;

•	successfully merge corporate cultures and operational and financial systems; and

•	realize marketing and cost reduction synergies.

If we lose our executive officers or key personnel or are unable to attract and retain our senior operation employees, our operations could be materially and adversely affected.

Our success is dependent to a significant extent upon the continuing efforts, abilities and business generation capabilities of our senior management team and key employees. We have various programs in place to motivate, reward and retain our management team, including bonus and stock option plans. However, the loss or unavailability of any of our executive officers and key employees could harm our ability to properly service existing clients or operate new businesses. Our success and plans for future growth will also depend on our ability to hire and retain senior operation employees in all areas of our business.

Since we position ourselves as a premium, high-quality provider of contract security services in an industry that is traditionally price-sensitive, damage to our professional reputation, as a result of a well-publicized incident or breach of security, could have a material adverse effect on our business.

We depend to a large extent on our relationship with our customers and our reputation for high-quality contract security services, particularly since we position ourselves as a premium, high-quality provider of contract security services in an industry that is traditionally price-sensitive. Our customers’ expectations and their perception of our quality are in large part determined by our customers’ regular contact with our managers. If a customer is not satisfied with our services, it may be more damaging in our business than in other non-service related businesses. Moreover, a well-publicized incident or breach of security could result in a negative perception of our services, damage to our reputation and the loss of existing or potential customers.

The historical and pro forma consolidated financial data in this prospectus may not permit you to predict our future cost of operations.

The historical financial data in this prospectus do not reflect the added costs we expect to incur as a public company, such as income tax, incremental professional fees, insurance and regulatory and board governance costs, or the resulting changes that will occur in our capital structure and operations. For example, because some of our subsidiaries operated through limited liability companies prior to our transition to a corporate structure, we did not incur firm-level income taxes. In preparing our pro forma consolidated financial information, we deducted and charged to earnings estimated income taxes based on an estimated tax rate, which may be different from our actual tax rate in the future, and other pro forma financing charges as outlined in “Capitalization” on page 16. The estimates we used in our pro forma consolidated financial information may not be similar to our actual experience as a public corporation. For more information on our historical consolidated financial statements and pro forma consolidated financial information, see “Selected Consolidated Financial Data” on page 19, “Pro Forma Consolidated Financial Data” on page 22 and our consolidated financial statements and related notes included elsewhere in this prospectus.

Our level of indebtedness and the terms of our indebtedness could adversely affect our growth opportunities, business and liquidity position.

As of June 30, 2002, our outstanding indebtedness was $97.6 million, $66.9 million of which is senior indebtedness and $30.7 million of which is senior subordinated indebtedness. While our outstanding indebtedness will be reduced to $77.0 million of senior indebtedness as a result of this offering and borrowings under our new credit facility, our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and possible acquisitions. In addition, our current bank facilities are secured by substantially all of our assets and our credit agreement requires us to meet specified financial ratios and limits our ability to enter into specified transactions. Any credit agreement we enter into in connection with a new credit facility will likely be similarly secured and include similar restrictions. The terms of our credit facilities and our consolidated indebtedness level could materially affect our business because:

•
a substantial portion of our cash flow from operations must be dedicated to payments on our indebtedness and is not available for other purposes, and this amount would increase if prevailing interest rates rise;

•	they may materially limit or impair our ability to obtain financing in the future;

•	they may reduce our flexibility to respond to changing business and economic conditions or take advantage of business opportunities that may arise; and

•	they may limit our ability to pay dividends or prevent us from repurchasing or redeeming common stock.

If we default on any of our indebtedness, or if we are unable to obtain necessary liquidity, we may not be able to fund our short term cash needs.

Risks Relating to this Offering

Our controlling stockholders have the ability to influence all matters requiring the approval of our board of directors and our stockholders, and their interests may differ from those of our other stockholders.

We are controlled by affiliates of Gryphon SpectaGuard Partners, L.P. and Gryphon Partners II, L.P. As of June 30, 2002, the Gryphon entities held approximately 74% of our voting power and after giving effect to this offering, assuming that the over-allotment option is not exercised, the Gryphon entities will hold approximately        % of our voting power. As a result, the Gryphon entities will continue to be able to exercise substantial control over us. The interests of these controlling stockholders could conflict with the interests of our other stockholders. Due to their voting power, the Gryphon entities may be able to exert considerable influence with respect to all matters submitted to our stockholders for approval, including the approval of significant corporate transactions, the amount and terms of our debt and equity financing arrangements, the payment of dividends on our common stock and the election of directors. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company. As a result, it may be more difficult for a third party to acquire us. See “Certain Relationships and Related Transactions” on page 60.

Because there has been no prior market for our common stock and the Nasdaq National Market is particularly susceptible to extreme price and volume fluctuations, the price of our stock may decline even if our business is doing well.

The stock markets, and in particular the Nasdaq National Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. The market price of our common stock may also fluctuate as a result of variations in our quarterly operating results. In addition, because there has been no market for our common stock prior to this offering, we cannot predict the extent to which investor interest in our stock will lead to the development of an active trading market or how liquid that market might become. If the trading volume of our common stock is low, the fluctuations in the overall stock market could be exaggerated in our stock price. In addition, due to the nature of our business, the market price of our common stock may fall in response to a number of factors, some of which are beyond our control, including, but not limited to:

•	announcements of competitive developments by us or others;

•	changes in estimates of our financial performance or changes in recommendations by securities analysts;

•	our failure to meet financial analysts’ performance expectations or guidance we provide;

•	acquisitions or strategic alliances by us or our competitors;

•	our historical and anticipated operating results;

•	quarterly fluctuations in our financial and operating results;

•	changes in market valuations of other companies that operate in our business markets or in our industry;

•	lack of adequate trading liquidity as a public company; and

•	general market and economic conditions.

Accordingly, market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock and you may not be able to sell your shares without incurring a loss.

Substantial sales of our common stock after this offering could cause our stock price to fall.

The majority of our outstanding shares of common stock may not be sold into the market until 180 days after the date of this prospectus or earlier if released from the applicable lock-up agreement by Morgan Stanley & Co. Incorporated on behalf of the underwriters. Sales of these shares into the market could cause the market price of our common stock to drop significantly, even if our business is doing well.

Immediately following this offering, we will have outstanding             shares of common stock. Of these shares, the             shares of common stock sold in this offering will initially be freely tradable, without restriction, in the public market. After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus,             shares of common stock will be eligible for sale in the public market at various times, subject, in some cases, to volume and other resale limitations under Rule 144 of the Securities Act of 1933, as amended. We may also issue additional shares upon the exercise of vested options or warrants, by grant to employees, directors and consultants, or, after expiration of the lock-up agreements, in connection with acquisitions and to raise additional capital. Any sale of a substantial number of our shares, or the perception that such sale might occur, may cause the market price of our shares to decline and may adversely affect our ability to raise capital by offering equity securities. For a more detailed description, see “Shares Eligible for Future Sale” on page 72.

Anti-takeover provisions in our charter documents and Delaware law could inhibit a takeover that stockholders consider favorable.

Provisions in our certificate of incorporation and our bylaws could delay or prevent a change of control or change in management that would provide stockholders with a premium to the market price of their common stock. These provisions include:

•	establishing a classified board of directors that prevents a majority of the board from being elected at one time;

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	not permitting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	limiting the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of stockholders;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	requiring that vacancies on our board of directors, including newly-created directorships, be filled only by a majority of the number of directors then in office.

In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by our board of directors. These provisions and others could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. If a change of control or change in management is delayed or prevented, you may lose an opportunity to realize a premium on your shares of common stock or the market price of our common stock could decline.

You will incur immediate and substantial dilution of the value of your shares and there will be further dilution of the value of your shares upon the exercise of our outstanding options and warrants.

The offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. Pro forma net tangible book value represents the amount of our tangible assets, less our total liabilities, after giving effect to the restructuring transactions to take place immediately prior to the offering. As a result, investors purchasing common stock in this offering at an initial public offering price of $            per share will incur immediate and substantial dilution in the net tangible book value of their common stock of $            per share on a pro forma basis as of June 30, 2002.

Furthermore, we have issued options and warrants to acquire our capital stock in the past at prices significantly below the offering price. There will be further dilution to investors when any of these outstanding options and warrants are exercised. In addition, certain warrants held by affiliates of William E. Myers & Co. contain anti-dilution provisions, with respect to the number of shares of our common stock issuable upon the exercise of such warrants and the exercise price of such warrants, in connection with the future exercises of options outstanding on or prior to the third anniversary of the date of issuance of such warrants, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Warrants” on page 38. The last issuance of warrants to affiliates of William E. Myers & Co. was on March 1, 2000.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus, including under the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, benefits resulting from the offering, the effects of future regulation and the effects of competition.

Forward-looking statements include all statements that are not historical facts. Words such as “believes,” “expects,” “anticipates,” “intends,” “seeks,” “could,” “will,” “predicts,” “potential,” “continue,” “may,” “plans,” “estimates” and similar expressions, or the negative of these and similar expressions, are intended to identify such forward-looking statements. In addition, examples of forward-looking statements in this prospectus include statements regarding:

•	our plans to enhance our existing services and add additional services;

•	our expectations of expanding our customer base and securing a high rate of renewals from existing customers;

•	our plans for expansion;

•	our ability to maintain the turnover rate of our contract security officers;

•	our ability to compete effectively in our industry;

•	our expectations regarding the likelihood of introduction of new regulations that would adversely affect our business; and

•	our estimates of our capital requirements and needs for additional financing.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. You should understand that many important factors, in addition to those discussed in the section entitled “Risk Factors” beginning on page 7 and elsewhere in this prospectus, could cause our results to differ materially from those expressed in forward-looking statements. These factors include our competitive environment, economic and other conditions in the markets in which we operate and governmental regulations.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

USE OF PROCEEDS

The net proceeds to us from the sale of the             shares of common stock offered by us will be approximately $80.0 million. We calculated the amount of net proceeds based on an assumed initial public offering price of $            per share, the midpoint of the range of the estimated initial public offering price of $            and $            set forth on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders pursuant to the exercise, if any, of the over-allotment option.

We intend to use the net proceeds from the offering in the following approximate amounts:

Amount
(in millions)
Redemption of redeemable common stock	$40.7
Repayment of senior subordinated notes, including prepayment penalty of $1.2 million	22.2
Payment of outstanding obligations under non-competition agreements	6.6
Payment of fees and expenses related to the new credit facilities and termination of existing interest rate protection instruments	6.4
Termination of existing advisory agreement with Gryphon Advisors, L.P.	2.4
Expected future payment in connection with certain of our stock warrants	1.7

Total:	$80.0

We will use $40.7 million of the proceeds from this offering to redeem our redeemable common stock as part of the restructuring transactions described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” on page 28.

As of June 30, 2002, the principal and accrued interest under our senior subordinated notes were approximately $31.1 million. The senior subordinated notes mature on February 29, 2008 and accrue interest at a per annum rate of 14%, 12.5% paid semi-annually and 1.5% paid in kind. We will use $21.0 million of the proceeds from this offering and $10.1 million in new borrowings under our new credit facility to repay our senior subordinated notes.

We will use $6.6 million of the proceeds from this offering to pay the remaining obligations under non-competition agreements, entered into on February 29, 2000, with two of the former key executives of AS Acquisition Corp.

It is currently contemplated that in connection with the offering we will refinance our existing credit facility. We expect that the closing under a new credit facility will occur in conjunction with the closing of this offering. We will use $6.4 million of the proceeds from this offering to pay certain fees in connection with our new credit facility, including $3.8 million to terminate our existing interest rate protection instruments. When we enter into our new credit facility, we intend to borrow $             under the new credit facility, of which we will use $             to retire our indebtedness under our existing credit facility and $10.1 million to pay that portion of our senior subordinated notes not paid with proceeds from this offering. Borrowings under the new credit facility will also be used for working capital and general corporate purposes.

We also will use $2.4 million of the proceeds from this offering to terminate the advisory agreement between SpectaGuard Acquisition LLC and Gryphon Advisors, L.P. as described in “Certain Relationships and Related Transactions—Relationship with Gryphon Investors” on page 60.

We expect to use $1.7 million of the proceeds from this offering for the future payment to affiliates of William E. Myers & Co. with respect to their right to receive cash, in addition to shares of our common stock, on the exercise of warrants that, prior to our restructuring, are exercisable for common shares and Series A and Series B preferred shares of SpectaGuard Acquisition LLC pursuant to warrants held by affiliates of William E. Myers & Co., as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Outstanding Warrants” on page 38.

DIVIDEND POLICY

During the six months ended June 30, 2002, we declared $1,584,000 of common member interest distributions, of which $161,000 has been paid, under a contractual agreement with our LLC members. The contractual agreement requires SpectaGuard Acquisition LLC to distribute sufficient cash at maximum tax rates for the members to pay their income taxes on their share of taxable income.

We anticipate declaring and paying sufficient distributions to permit the LLC members to pay income taxes for the taxable period prior to our restructuring at which time the LLC will convert to a C corporation. We do not expect to pay cash dividends on our common stock subsequent to the offering. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, contractual obligations and the terms of our credit facility and other financing agreements, future prospects and any other factors the board of directors may deem relevant at the time such payment is considered. In addition, our existing credit facility limits, and we expect that our new credit facility will limit, our ability to pay dividends.

CAPITALIZATION

Our capitalization as of June 30, 2002 is set forth in the table below as follows:

•	on an actual basis without giving effect to the restructuring transactions to take place immediately prior to this offering;

•
on a pro forma basis to give effect to the restructuring transactions to take place immediately prior to this offering, including the conversion of common interests in SpectaGuard Acquisition LLC into our common stock and the conversion of preferred interests in SpectaGuard Acquisition LLC into our redeemable common stock, as if each had occurred on June 30, 2002; and

•
on a pro forma as adjusted basis to give effect to the receipt of the net proceeds from the sale by us in this offering of             shares of common stock at an assumed initial public offering price of $             per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the additional borrowings under our anticipated new credit facility and the application of the net proceeds as described under “Use of Proceeds” on page 14, as if each had occurred on June 30, 2002.

You should read this table in conjunction with “Selected Consolidated Financial Data” on page 19, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 28, “Pro Forma Consolidated Financial Data” on page 22 and our consolidated historical financial statements and notes to those financial statements appearing elsewhere in this prospectus.

	June 30, 2002
	Actual	Pro Forma		Pro Forma As Adjusted
	(unaudited)
	(in thousands)
Current portion of long-term debt	$7,237	$7,237		$5,350
Senior long-term debt	59,710	59,710		71,650
14 % Senior subordinated notes due February 29, 2008	30,684	30,684		—
Redeemable Series A preferred shares; 1,000,000 shares authorized; 3,000 issued and outstanding, actual; no shares issued and outstanding, pro forma; no shares issued and outstanding, pro forma as adjusted	3,754	—		—
Redeemable common stock	—	40,693		—
Warrant reserve	—	1,700		1,700
Members’/Stockholders’ equity (deficit):
Series B preferred shares; 9,000,000 shares authorized; 46,977 issued and outstanding, actual; no shares issued and outstanding, pro forma; no shares issued and outstanding, pro forma as adjusted	63,947	—		—
Common shares; 80,000,000 shares authorized; 37,857,531 issued and outstanding, actual; no shares issued and outstanding pro forma; no shares issued and outstanding, pro forma as adjusted	5,596	—		—
Preferred stock, $.01 par value, 5,000,000 shares authorized; no shares issued or outstanding	—	—		—
Common stock, $.01 par value; 50,000,000 shares authorized; no shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issues and outstanding, pro forma as adjusted	—
Additional paid-in-capital	951	32,267		112,268
Unearned compensation	(50)	(50)		(50)
Accumulated other comprehensive loss	(3,754)	(2,252)		—
Accumulated deficit	(41,557)	(41,420	)(1)	(50,944	)(1)(2)

Total members’/stockholders’ equity (deficit)	25,133	(11,455)		61,274	(2)

Total capitalization	$126,518	$128,569		$139,974	(2)

(1)
The cumulative tax impact of converting SpectaGuard Acquisition, LLC and its subsidiaries from a limited liability company structure to a corporate structure is a benefit of $137,000 and this adjustment has been reflected in pro forma accumulated deficit and pro forma as adjusted accumulated deficit.

(2)
The pro forma as adjusted accumulated deficit, total members’/stockholders’ equity (deficit) and total capitalization as of June 30, 2002 reflects the following pre-tax charges that we will record in the quarter in which the offering is consummated:

•
additional interest expense, consisting of prepayment penalty and other charges, as well as the write-off of our existing deferred financing fees in connection with the expected refinancing of our existing credit facility, of approximately $3.5 million;

•	expected cost to terminate our interest rate protection instruments of approximately $3.8 million;

•	expected cost to terminate our existing advisory agreement with Gryphon Advisors, L.P. of approximately $2.4 million;

•	expected interest charge relating to the accelerated payment of outstanding obligations under existing non-competition agreements of approximately $2.3 million; and

•	expected write-off of the unamortized portion of covenant not to compete asset of approximately $3.9 million.

In addition, our pro forma as adjusted balance sheet data includes an income tax benefit of approximately $6.4 million related to the expected charges outlined above.

The number of shares of common stock to be outstanding after this offering includes              shares of our common stock to be issued in exchange for 37,857,531 common shares of SpectaGuard Acquisition, LLC outstanding as of June 30, 2002 pursuant to the restructuring transactions described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 28,                 shares of our common stock underlying warrants outstanding as of June 30, 2002 and              shares of common stock being sold by us in this offering, and excludes:

•	shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2002, at a weighted average exercise price of $ per share; and

•	shares of our common stock available for future issuance under our stock option plan as of June 30, 2002.

DILUTION

Our pro forma net tangible book value as of June 30, 2002 was approximately $(144.4) million, or $(            ) per share of our common stock, after giving effect to the restructuring transactions to take place immediately prior to this offering. Our pro forma as adjusted net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding, as of June 30, 2002, after giving effect to the restructuring transactions to take place immediately prior to this offering and our issuance of              shares of common stock in this offering and our receipt and application of net proceeds of $             million, based on an assumed initial public offering price of $             per share, the midpoint of the range of the estimated initial public offering price of $             and $             set forth on the cover page of this prospectus. Our pro forma as adjusted net tangible book value at June 30, 2002 was approximately $             , or $             per share. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $             per share and an immediate dilution of $            per share to purchasers of common stock in this offering. Dilution is determined by subtracting pro forma as adjusted net tangible book value per share after the offering from the initial public offering price per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$

Pro forma net tangible book value per share before this offering	$(	)

Increase in pro forma net tangible book value attributable to investors in this offering	$

Pro forma net tangible book value as adjusted after the offering			$

Dilution per share to investors in this offering			$

The following table sets forth, on a pro forma basis as of June 30, 2002, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, or to be paid, by our existing stockholders and by the purchasers of common stock in this offering, at the assumed initial public offering price of $             per share, the midpoint of the range of the estimated initial public offering price of $     and $     set forth on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands)
Existing stockholders		%	$	%	$
Investors in this offering

Total		100.0%		$100.0%	$

The information in the above table excludes:

•	shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2002, at a weighted average exercise price of $ per share; and

•	shares of our common stock available for future issuance under our stock option plan as of June 30 , 2002.

For additional information regarding anti-dilution provisions contained in certain of our outstanding warrants held by affiliates of William E. Myers & Co., see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Outstanding Warrants” on page 38.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 28 and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1998, 1999, 2000 and 2001, and the selected consolidated statements of operations data for the period from January 23, 1998, the date of our inception, through December 31, 1998, and the years ended December 31, 1999, 2000 and 2001 have been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, and, for the years 1999 through 2001, are included elsewhere in this prospectus. The historical consolidated financial data as of June 30, 2002 and for the six months ended June 30, 2001 and 2002 have been derived from our unaudited interim financial statements included elsewhere in this prospectus. The financial statements of The SpectaGuard Group, our predecessor as of December 31, 1997 and for the year ended December 31, 1997, have been derived from unaudited financial statements not included in this prospectus. These unaudited financial statements were prepared on the same basis as our audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position at such date and our results of operations for such periods. The summary pro forma as adjusted data have been derived from the pro forma data set forth in “Pro Forma Consolidated Financial Data” beginning on page 22. The summary pro forma as adjusted data does not purport to represent what our results actually would have been if the assumed events had occurred at the dates indicated, nor do such data purport to project our results for any future period. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year Ended December 31,						Six Months Ended June 30,
						Pro Forma as adjusted			Pro Forma as adjusted
	1997(1)	1998(2)	1999	2000(2)	2001	2001(3)	2001	2002	2002(3)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net revenues	$69,997	$86,132	$168,863	$368,424	$450,474	$450,474	$215,744	$247,906	$247,906
Cost of revenues	56,207	71,260	142,318	307,374	374,210	374,210	179,406	206,990	206,990
Branch and corporate overhead expenses	9,950	10,271	17,928	40,940	48,169	48,893	24,986	25,256	25,568
Depreciation and amortization	910	3,904	6,690	14,210	16,073	15,803	7,984	5,596	5,444

Operating income	2,930	697	1,927	5,900	12,022	11,568	3,368	10,064	9,904
Interest expense (income), net	(42)	2,636	5,692	12,756	13,909	7,350	6,936	5,994	2,879

Income (loss) before income tax expense (benefit), discontinued operations and extraordinary item	2,972	(1,939)	(3,765)	(6,856)	(1,887)	4,218	(3,568)	4,070	7,025
Income tax expense (benefit)	—	135	(705)	(437)	2,860	3,428	5,408	1,024	2,570

Income (loss) before discontinued operations and extraordinary item	2,972	(2,074)	(3,060)	(6,419)	(4,747)	$790	(8,976)	3,046	$4,455
Income (loss) from discontinued operations	(82)	684	207	(572)	(767)		(263)	—

Income (loss) before extraordinary item	2,890	(1,390)	(2,853)	(6,991)	(5,514)		(9,239)	3,046
Extraordinary loss on early extinguishment of debt	—	—	—	(2,847)	—		—	—

Net income (loss)	2,890	(1,390)	(2,853)	(9,838)	(5,514)		(9,239)	3,046
Preferred stock dividends(4)	—	—	—	(6,468)	(8,729)		(4,364)	(4,956)

Net income (loss) applicable to common stockholders(5)(6)	$2,890	$(1,390)	$(2,853)	$(16,306)	$(14,243)		$(13,603)	$(1,910)

	Year Ended December 31,									Six Months Ended June 30,
	1997(1)	1998(2)	1999		2000(2)		2001		Pro Forma as adjusted	2001		2002		Pro Forma as adjusted
									2001(3)					2002(3)
	(in thousands, except share and per share data)

Income (loss) per share applicable to common stockholders:
Basic and diluted:
Before discontinued operations and extraordinary item	—	$(.21)		$(.16)		$(.37)		$(.36)	$		$(.35)		$(.05)
Loss per share	—	$(.14)		$(.15)		$(.47)		$(.38)	$		$(.36)		$(.05)
Pro forma basic and diluted (unaudited)(6)	—		$		$		$			$		$
Pro forma as adjusted basic and diluted (unaudited)	—								$					$
Shares used in computation:
Basic and diluted:
Before discontinued operations and extraordinary item	—	10,044,630		18,898,709		34,525,095		37,782,827			37,779,030		37,837,476
Loss per share	—	10,044,630		18,898,709		34,525,095		37,782,827			37,779,030		37,837,476
Pro forma basic and diluted (unaudited)
Pro forma as adjusted basic and diluted (unaudited)

(1)	There is no earnings per share calculation as earnings are related to our predecessor company.
(2)
On January 23, 1998, Spectaguard Acquisition LLC was formed and acquired substantially all of the outstanding assets and assumed substantially all of the outstanding liabilities of SpectaGuard Group. On November 16, 1998, SpectaGuard Acquisition LLC acquired all of the outstanding stock of Effective Holdings, Inc. and its wholly owned subsidiaries, Effective Security Systems, Inc. and Effective Management Services, Inc. On March 1, 2000, SpectaGuard Acquisition LLC acquired all of the outstanding stock of AS Acquisition Corporation and its wholly owned subsidiaries. The acquisitions were accounted for using the purchase method of accounting; accordingly, the results of operations of the businesses acquired are included in the Consolidated Statements of Operations data from the date(s) of the acquisition(s).

(3)
The pro forma as adjusted data give effect to pre-tax adjustments resulting from this offering and the restructuring transactions to occur immediately prior to this offering, as if this offering had occurred on January 1, 2001. You should read this table in conjunction with “Pro Forma Consolidated Financial Data” on page 22.

(4)
As a result of the restructuring transactions to occur immediately prior to this offering, preferred shares of SpectaGuard Acquisition LLC will be converted into either our redeemable common stock or our common stock. Accordingly, no preferred shares will be outstanding immediately after this offering.

(5)
For all periods presented, one of our subsidiaries was organized as a limited liability company and, as a result, the income (loss) of the limited liability company subsidiary has been taxed for federal and most state income tax purposes directly to our members rather than to us.

(6)
Net loss applicable to common stockholders does not reflect an additional expense (benefit) for federal and state income taxes we would have incurred had we been taxed as a corporation for the periods presented. Pro forma income tax expense (benefit) would have been $(486), $(1,053), $(928) and $986 for the years ended 1998, 1999, 2000 and 2001, respectively, and $1,864 and $1,388 for the six months ended June 30, 2001 and June 30, 2002, respectively. Pro forma loss per share applicable to common stockholders reflects federal and state income taxes as if we had been taxed as a corporation for the periods presented. Pro forma as adjusted net loss applicable to common stockholders does not reflect an income tax benefit of approximately $781 to be recorded in connection with the conversion to a corporation that we will record in the quarter in which the offering is consummated.

	As of December 31,					As of June 30,
	1997	1998	1999	2000	2001	2002
						(unaudited)
	(in thousands)
Balance sheet data
Net current assets (liabilities)	$(416)	$6,761	$6,712	$8,267	$1,916	$(6,439)
Total assets	$14,875	$88,989	$87,188	$220,396	$211,373	$204,279
Long-term portion of debt	$819	$48,589	$49,254	$109,386	$101,926	$90,394
Other long-term liabilities	$867	$4,680	$3,569	$19,163	$17,906	$16,737
Redeemable Series A preferred shares	$—	$—	$—	$3,250	$3,575	$3,754
Members’/stockholders’ equity:
Series B preferred shares	$—	$—	$—	$52,356	$59,764	$63,947
Common shares	—	18,895	18,902	5,571	5,582	5,596
Additional paid-in capital	—	400	400	901	901	951
Unearned compensation	—	—	—	—	—	(50)
Accumulated other comprehensive loss	—	—	—	—	(3,644)	(3,754)
Accumulated deficit	—	(1,390)	(4,243)	(25,460)	(38,658)	(41,557)

Total members’/stockholders’ equity	$3,447	$17,905	$15,059	$33,368	$23,945	$25,133

	Year Ended December 31,		Six Months Ended June 30,
	2000	2001	2001	2002
	(unaudited)
Operating Data
Security Officer:
Hours billed (000’s)	25,945	30,112	14,722	15,986
Average bill rate per hour	$13.39	$14.18	$13.98	$14.80

Hours paid (000’s)	26,687	30,852	15,067	16,308
Average pay rate per hour	$9.38	$9.80	$9.69	$10.18

PRO FORMA CONSOLIDATED FINANCIAL DATA

The pro forma consolidated financial data give effect to the restructuring transactions to take place immediately prior to this offering, including the conversion of common interests in SpectaGuard Acquisition LLC into our common stock and the conversion of preferred interests in SpectaGuard Acquisition LLC into our common stock and redeemable common stock, as if each had occurred on January 1, 2001 in the case of the statements of operations, and on June 30, 2002 in the case of the balance sheet.

The pro forma as adjusted balance sheet data give effect to receipt of the net proceeds from the sale by us in this offering of              shares of common stock at an assumed initial public offering price of $             per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds as described under “Use of Proceeds” on page 14, as if each had occurred on June 30, 2002.

The pro forma as adjusted statements of operations give effect to pre-tax adjustments to the historical statements of operations, relating to changes resulting from the restructuring transactions and this offering, as if the offering had occurred on January 1, 2001.

The pro forma as adjusted statements of operations do not give effect to the following pre-tax one-time events directly attributable to the restructuring transaction and this offering because of their non-recurring nature:

•	prepayment penalty on subordinated debt of $1,200,000;

•	write-off of original issue discount on subordinated debt of $449,000;

•	write-off of covenant not to compete asset in the amount of $4,602,000;

•	charge relating to the acceleration of the payoff of the non-competition agreements in the amount of $3,102,000,

•	write-off of deferred bank financing fees associated with the current credit facility in the amount of $2,448,000;

•	charge associated with the termination of the interest rate protection instruments in the amount of $1,828,000; and

•	charge to terminate our existing advisory agreement with Gryphon Advisors, L.P. in the amount of $2,375,000.

In addition, the cumulative income tax benefit of $781,000 related to the conversion of SpectaGuard Acquisition, LLC and its subsidiaries from a limited liability company structure to a corporate structure is also not reflected in the pro forma as adjusted statements of operations.

Adjustments for the items described above are reflected on the pro forma as adjusted balance sheet as of June 30, 2002. The dollar amounts set forth above reflect the adjustments that would have been made to the pro forma as adjusted statements of operations (had the adjustments above been reflected there) and are different than the dollar amounts of the adjustments to the pro forma as adjusted balance sheet in respect of the same items. This is because the pro forma as adjusted balance sheet has been prepared on the basis of the assumption that the events being accounted for had occurred on June 30, 2002 (as opposed to the pro forma as adjusted statements of operations, which use January 1, 2001 as their reference date).

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands)

	Year Ended December 31, 2001
	Historical	Pro Forma Adjustments		Pro Forma	Adjustments for the Offering		Pro Forma As Adjusted
Revenues	$450,474	$—		$450,474	$—		$450,474
Cost of revenues	(374,210)	—		(374,210)	—		(374,210)

	76,264	—		76,264	—		76,264
Branch and corporate overhead expenses	(48,169)	—		(48,169)	796	(b)
					(1,520	)(c)	(48,893)
Depreciation and amortization	(16,073)	—		(16,073)	(540	)(d)
					339	(e)
					471	(f)	(15,803)

Operating Income	12,022	—		12,022	(454)		11,568
Interest Expense, net	(13,909)	—		(13,909)	4,324	(g)
					552	(h)
					1,683	(i)	(7,350)

Income (loss) before income tax, discontinued operations and extraordinary item	(1,887)	—		(1,887)	6,105		4,218
Income tax expense (benefit)	2,860	(1,874	)(a)	986	2,442	(j)	3,428

Income (loss) before discontinued operations and extraordinary item	$(4,747)	$1,874		$(2,873)	$3,663		$790

	Six Months Ended June 30, 2002
	Historical	Pro Forma Adjustments		Pro Forma	Adjustments for the Offering		Pro Forma As Adjusted
Revenues	$247,906	$—		$247,906	$—		$247,906
Cost of revenues	(206,990)	—		(206,990)	—		(206,990)

	40,916	—		40,916	—		40,916
Branch and corporate overhead expenses	(25,256)	—		(25,256)	448	(b)
					(760	)(c)	(25,568)
Depreciation and amortization	(5,596)	—		(5,596)	(270	)(d)
					170	(e)
					252	(f)	(5,444)

Operating Income	10,064	—		10,064	(160)		9,904
Interest Expense, net	(5,994)	—		(5,994)	2,157	(g)
					262	(h)
					696	(i)	(2,879)

Income (loss) before income tax, discontinued operations and extraordinary item	4,070	—		4,070	2,955		7,025
Income tax expense	1,024	364	(a)	1,388	1,182	(j)	2,570

Income (loss) before discontinued operations and extraordinary item	$3,046	$(364)		$2,682	$1,773		$4,455

The following adjustments have been made to the December 31, 2001 and the June 30, 2002 historical consolidated statement of operations as if the restructuring transactions and this offering had occurred on January 1, 2001:

Pro Forma Adjustments

(a)	amounts represent the tax adjustment related to the conversion of SpectaGuard Acquisition LLC and its subsidiaries from a limited liability company structure to a corporate structure.

Adjustments for the Offering

(b)	management fees to Gryphon Advisors, L.P. in connection with the termination of the advisory agreement with Gryphon Advisors, L.P.;

(c)	addition of costs for executive salaries, board of directors fees, insurance and other expenses as a result of our transition to a public company;

(d)	amortization of deferred bank fees to secure the new credit facility;

(e)	amortization of deferred bank financing fees related to the existing credit facility;

(f)	amortization of non-competition agreements due to the payment of outstanding obligations under these agreements;

(g)	interest on subordinated debt;

(h)	interest payable under the non-competition agreements;

(i)	interest expense to reflect the interest rates proposed to be charged under the new credit facility;

(j)	amount represents the cumulative tax effect of adjustments (b) through (i) at 40%.

PRO FORMA CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)

	As of June 30, 2002
	Historical	Pro Forma Adjustments		Pro Forma	Adjustments for the Offering		Pro Forma As Adjusted
Assets
Current assets:
Cash and cash equivalents	$—	$—		$—	$1,700	(d)	$1,700
Accounts receivable	57,686	—		57,686	—		57,686
Deferred tax asset	2,268	126	(a)	2,394	—		2,394
Prepaid expenses and other	1,868	—		1,868	—		1,868

Total current assets	61,822	126		61,948	1,700		63,648
Property and equipment, net	9,329	—		9,329	—		9,329
Goodwill	93,544	—		93,544	—		93,544
Customer lists	33,538	—		33,538	—		33,538
Covenant not to compete	3,879	—		3,879	(3,879	)(e)	—
Other assets	2,167	—		2,167	2,700	(f)
	—	—		—	(1,939	)(g)	2,928

Total assets	$204,279	$126		$204,405	$(1,418)		$202,987

Liabilities and members’ equity
Current liabilities:
Current maturities of long-term debt	$7,237	$—		$7,237	$(1,887	)(h)	$5,350
Accounts payable	4,088	—		4,088	—		4,088
Accrued expenses	17,553	—		17,553	(344	)(i)	17,209
Accrued income taxes	7,266	(1,075	)(a)	6,191	(3,862	)(j)	2,329
Accrued claims	6,627	—		6,627	—		6,627
Accrued payroll and related payroll taxes	18,056	—		18,056	—		18,056
Unearned income	7,434	—		7,434	—		7,434

Total current liabilities	68,261	(1,075)		67,186	(6,093)		61,093
Long-term debt	90,394	—		90,394	(30,684	)(k)
					11,940	(h)	71,650
Deferred income taxes	8,694	(438	)(a)	8,256	(986	)(j)	7,270
Other long-term liabilities	8,043	(412	)(b)	7,631	(3,877	)(i)
					(3,754	)(l)	—
Series A redeemable preferred shares	3,754	(3,754	)(c)	—	—		—
Redeemable common stock	—	40,693	(c)	40,693	(3,754	)(m)
					(36,939	)(m)	—
Warrant reserve	—	1,700	(b)	1,700	—		1,700
Members’ equity:
Series B preferred shares	63,947	(63,947	)(c)	—	—		—
Common shares	5,596	(5,596	)(c)	—	—		—
Additional paid-in-capital	951	32,604	(c)
	—	1,288	(c)	32,267	80,001	(n)	112,268
Unearned compensation	(50)	—		(50)	—		(50)
Accumulated other comprehensive loss	(3,754)	1,502	(a)	(2,252)	2,252	(l)	—
Accumulated deficit	(41,557)	137	(a)	(41,420)	(9,524	)(o)	(50,944)

Total members’ equity	25,133	(36,588)		(11,455)	72,729		61,274

Total liabilities and members’ equity	$204,279	$126		$204,405	$(1,418)		$202,987

The following pre-tax adjustments relating from the restructuring transactions and this offering have been made to the historical consolidated balance sheets, as if the restructuring transactions and this offering had occurred on June 30, 2002:

Pro Forma Adjustments

(a)	amounts represent the tax adjustments related to the conversion of SpectaGuard Acquisition LLC and its subsidiaries from a limited liability company structure to a corporate structure;

(b)
amount reflects the reclassification of $1.7 million from additional paid-in capital to reflect the expected future payment to affiliates of William E. Myers & Co. with respect to their right to receive cash, in addition to shares of our common stock, on the exercise of warrants to purchase Series A and Series B preferred stock held by such affiliates (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Outstanding Warrants” on page 38);

(c)
amounts represent our recapitalization in connection with the restructuring transactions, including the conversion of SpectaGuard Acquisition LLC’s Series A and Series B preferred shares into redeemable common stock and common stock;

Adjustments for the Offering (in thousands)

(d)	portion of net proceeds of the offering retained for future payment upon exercise of stock warrants described in footnote (c) above, in the amount of $1,700 (see “Use of Proceeds” on page 14);

(e)	write-off of existing covenant not to compete asset of $3,879 deemed to have no future economic benefit as a result of payment of the non-compete obligation described in (i) below;

(f)	deferred financing fees of $2,700 to secure the new credit facility, which will be amortized over the term of the new facility;

(g)	write-off of $1,939 in existing deferred bank financing fees as a result of the termination of the existing credit facility;

(h)	anticipated additional borrowings under the new credit facility in the amount of $5,350 (see “Use of Proceeds” on page 14);

(i)	payment of outstanding obligations under non-competition agreements with a carrying amount of $4,221, of which $344 is current, and remaining interest expense as a result of the accelerated payment;

(j)	reflects the cumulative tax effect of the adjustments described in (l) and (o) below at 40%;

(k)	repayment of $30,000 subordinated debt and accrued unpaid interest of $1,070 through June 30, 2002 and write-off of existing debt discount in the amount of $386;

(l)	expected cost to terminate existing interest rate protection instruments in the amount of $3,754 and recognition into earnings of the net unrealized loss on these instruments totaling $2,252;

(m)
redemption of redeemable common stock as part of the restructuring transactions which results in the full redemption of Series A preferred shares in the amount of $3,754 and the partial redemption of Series B preferred shares in the amount of $36,939;

(n)	reflects the net proceeds of this offering totaling $80,001;

(o)	adjustments to accumulated deficit to reflect the following pre-tax one-time charges directly attributable to the restructuring transactions and this offering because of their non-recurring nature:

•	prepayment penalty on subordinated debt of $1,200;

•	write-off of original issue discount on subordinated debt of $386;

•	expected write-off of the unamortized portion of covenant not to compete asset in the amount of $3,879;

•	expected interest charge relating to the acceleration of the payoff of outstanding obligations under non-competition agreements in the amount of $2,341;

•	write-off of existing deferred bank financing fees in the amount of $1,939 in connection with the expected refinancing of our existing credit facility;

•	expected cost to terminate our interest rate protection instruments in the amount of $3,754;

•	expected cost to terminate our existing advisory agreement with Gryphon Advisors, L.P. in the amount of $2,375.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, and should be read together with the consolidated financial statements, the notes to those financial statements and the other financial information appearing elsewhere in this prospectus.

The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of the assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

This discussion contains certain statements of a forward-looking nature that involve risks and uncertainties. As a result of many factors, including those set forth under the section entitled “Risk Factors” and those appearing elsewhere in this prospectus, our actual results may differ materially from those anticipated by such forward-looking statements.

Overview

We operate in a single, reportable segment, offering security officer services. We are responsible for recruiting, screening, hiring, training, scheduling and supervising security officers to be deployed at customer locations. We have a national sales and marketing approach designed to focus on quality-conscious customers located primarily in center city and other concentrated business districts in major metropolitan areas and select suburban areas with a high density of businesses. Within these areas, we focus our sales and marketing efforts on customers in six vertical markets: Class A high rise office buildings, corporate complexes, regional shopping malls, financial institutions, universities and hospitals. We have selected these vertical markets principally on the basis of our experience that many businesses in these markets desire high-quality security officer services, are conscious of the quality of services delivered and are less motivated by service price than service quality. While we also serve customers in the industrial market, this market is not currently a part of our sales and marketing focus.

Allied Security, Inc was incorporated in Delaware on July 11, 2002 as a wholly-owned subsidiary of  AS Acquisition Corp. Prior to this offering, AS Acquisition Corp., a Pennsylvania corporation and wholly-owned subsidiary of SpectaGuard Acquisition LLC, and Effective Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of SpectaGuard Acquisition LLC, will be merged into Allied Security, Inc. in order to consolidate our organizational structure. Also prior to this offering, members of SpectaGuard Acquisition LLC will contribute their interests in SpectaGuard Acquisition LLC to Allied Security, Inc. in exchange for shares of Allied Security, Inc.’s common stock and redeemable common stock. In addition, Gryphon SpectaGuard II, Inc., a member of SpectaGuard Acquisition LLC, will be merged into Allied Security, Inc., and the Gryphon entities that own Gryphon SpectaGuard II, Inc. will receive Allied Security, Inc.’s common stock and redeemable common stock as merger consideration. Finally, SpectaGuard Acquisition LLC will merge into one of Allied Security, Inc.’s wholly-owned subsidiaries, as a result of which SpectaGuard Acquisition LLC will become one of Allied Security, Inc.’s wholly-owned subsidiaries. Immediately after this offering, all shares of redeemable common stock issued by us in connection with these restructuring transactions will be redeemed by us using the net proceeds from this offering.

SpectaGuard Acquisition LLC was organized by Gryphon Investors in January 1998 to acquire the following companies:

Year Acquired	Company	Principal Markets	Year Founded	Pre-acquisition Revenues
				(in millions)
1998	SpectaGuard, Inc. (1)	Philadelphia and Boston	1980	$70.0	(2)
1998	Effective Security Systems, Inc. (3)	New York metropolitan area and Philadelphia	1973	89.0	(4)
2000	AS Acquisition Corp.	Metropolitan areas in 37 states across the United States	1957	190.2	(5)

(1)	The companies acquired were SpectaGuard, Inc. (PA), SpectaGuard, Inc. (MA) and SpectaGuard Electronic Protection Systems, Inc.

(2)	Combined revenues of SpectaGuard, Inc. (PA), SpectaGuard, Inc. (MA) and SpectaGuard Electronic Protection Systems, Inc. for the year ended December 31, 1997.

(3)	The companies acquired were Effective Security Systems, Inc. and Effective Management Services, Inc.

(4)	Combined revenues of Effective Security Systems, Inc., Effective Management Services, Inc. and their subsidiaries for the year ended December 31, 1997.

(5)	Revenues for the 12 months ended June 30, 1999.

Basis of Presentation and Critical Accounting Policies

Net Revenues.    Security services revenues are recorded on an accrual basis through client billings. Billings are based on client contracts, which generally include a markup on wages paid or a stated bill rate for security hours worked. The vast majority of customers are billed a rate for hours worked which includes wages and benefits. In certain cases, clients require specific items be excluded from the billed rate, such as medical benefits, vehicle leases and maintenance. In those cases, these items are billed separately, in certain cases with a negotiated markup and in other instances at cost as incurred. Clients are billed on either a weekly, biweekly or monthly basis.

Cost of Revenues.    The direct cost of revenues is primarily comprised of direct labor, related payroll taxes, medical and life benefits and workers compensation and liability insurance. Direct labor is recorded on an accrual basis. Direct labor and related taxes account for over 90% of all cost of revenues. All security officers and account manager payroll and payroll related expenses are classified as cost of revenues. Wages paid include regular pay, bonus, overtime, vacation, training, holiday and sick time. The total hours paid normally exceed total hours billed mainly due to vacation and training time, which is generally not billable. Medical benefit costs are based on self-insured plans, which cover the majority of our workforce, and premium-based plans. The self-insured medical costs are recorded by applying internal estimates based on actual claims history. The premium-based plan costs are charged based on actual premiums paid. Workers’ compensation and liability insurance costs are recorded by applying historical rates based on actual claims history and premium and administrative costs. The estimated charge covers all premiums, loss fund payments, claims and administrative costs. These charges are monitored closely against established reserves.

Branch and Corporate Overhead Expenses.    Branch overhead expenses include all salaries, salary related expenses, benefits and travel and entertainment costs paid to branch level employees. Branch administrative personnel typically include vice president/general managers, district managers, security directors and administrative staff. Other primary branch overhead expenses include rent, classified advertisements, office expenses and bad debt reserves. Corporate overhead expense includes all expenses related to our headquarters.

Overhead expenses are comprised of salaries and related expenses, including benefits, commissions, bonuses, travel and entertainment costs, rent, marketing costs, professional and consulting fees, fixed asset depreciation and office expenses.

Amortization Expense.    Amortization of intangible assets consists of the amortization of the excess of purchase price over the net book value of assets purchased and liabilities assumed (goodwill) and the amortization of the value of the customer lists acquired related to the acquisitions of SpectaGuard, Inc. (PA), SpectaGuard, Inc. (MA), SpectaGuard Electronic Protection Systems, Inc., Effective Security Systems, Inc., Effective Management Services, Inc. and AS Acquisition Corp. and the discounted value of non-competition agreements with the former key executives of AS Acquisition Corp. which are being amortized over the term of each agreement. It is currently contemplated that these non-competition agreements will be paid in full with the proceeds of the offering. Effective January 1, 2002, we adopted SFAS 142, Goodwill and Other Intangible Assets, pursuant to which goodwill is no longer amortized.

Interest expense.    Interest expense consists of the monthly cost of interest related to our senior long-term debt, senior subordinated notes and revolving line of credit, as well as interest expense on the non-competition agreement payments to the former executives of AS Acquisition Corp.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following are critical accounting policies that we believe require us to make significant estimates and judgments. Actual results may differ from these estimates under different assumptions or conditions.

Accounts Receivable Reserve.    Our customers are located throughout the United States. We grant credit to our customers and generally do not require collateral. We maintain an allowance for doubtful accounts which management believes to be sufficient to cover potential credit losses and estimated billing adjustments. Management reviews the components of their accounts receivable balance on a monthly basis and performs additional detail review on a quarterly basis. This process includes an analysis of specific reserves required based upon known credit collection issues and potential reserve adjustments as well as a general reserve percentage for all other receivables based on our experience of historical write-off amounts.

Insurance Reserves.    We maintain insurance coverage for worker’s compensation, medical claims and general liability. Reserves have been provided for certain of these claims based upon insurance coverages, management’s judgment and the advice of counsel. Management reviews these estimates on a monthly basis based upon currently available information and adjusts the reserves accordingly. In the opinion of management, the ultimate outcome of these insurance matters is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

Results of Operations

The following table sets forth, for each period indicated, the percentage of items in the consolidated statement of operations in relation to revenues.

	Year Ended December 31,			Six Months Ended June 30,
	1999	2000	2001	2001	2002
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	84.3	83.4	83.1	83.2	83.5
Branch and corporate overhead expenses	10.6	11.1	10.7	11.6	10.2
Depreciation and amortization	4.0	3.9	3.6	3.7	2.3

Operating income	1.1	1.6	2.6	1.5	4.0
Interest expense, net	3.3	3.5	3.1	3.2	2.4

Income (loss) before income tax expense (benefit), discontinued operations and extraordinary item	(2.2)	(1.9)	(.5)	(1.7)	1.6
Income tax expense (benefit)	(.4)	(.1)	.6	2.5	.4

Income (loss) before discontinued operations and extraordinary item	(1.8)	(1.8)	(1.1)	(4.2)	1.2
Income (loss) from discontinued operations	.1	(.1)	(.2)	(.1)	—

Income (loss) before extraordinary item	(1.7)	(1.9)	(1.3)	(4.3)	1.2
Extraordinary loss on early extinguishment of debt	—	(.8)	—	—	—

Net income (loss)	(1.7)	(2.7)	(1.3)	(4.3)	1.2
Preferred stock dividends	—	(1.7)	(1.9)	(2.0)	(2.0)

Income (loss) applicable to common stockholders	(1.7)%	(4.4)%	(3.2)%	(6.3)%	(.8)%

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

Net revenues.    Net revenues increased by $32.2 million, or 14.9%, to $247.9 million for the six months ended June 30, 2002 from $215.7 million for the six months ended June 30, 2001. The majority of the increase was attributable to increases in billable hours due to additional contracts secured during the period and increases in billable rates under existing contracts due in part to the events of September 11th. While the additional coverages due to the events of September 11th abated in the first two quarters of 2002, they were offset primarily by new customers gained as a result of our sales initiatives and also by increased business from existing customers. Security officer hours billed increased 1.3 million hours to 16.0 million for the six months ended June 30, 2002 from 14.7 million hours for the six months ended June 30, 2001, or 8.6%. The average security officer bill rate also increased 5.9% to $14.80 for the six months ended June 30, 2002 from $13.98 for the six months ended June 30, 2001. This increase is primarily due to our ability to pass along increased pay rates.

Cost of revenues.    Cost of revenues increased by $27.6 million, or 15.4%, to $207.0 million for the six months ended June 30, 2002 from $179.4 million for the six months ended June 30, 2001. The increase was a direct result of higher labor costs in connection with the increase in net revenues in 2002 described above. Cost of revenues as a percentage of revenues increased to 83.5% for the six months ended June 30, 2002 from 83.2% for the six months ended June 30, 2001. The increase was due mainly to an increase in life, medical, workers’ compensation and general liability insurance costs. Security officer hours paid also increased 1.2 million hours to 16.3 million for the six months ended June 30, 2002 from 15.1 million for the six months ended June 30, 2001, or 8.2%. The average security officer pay rate per hour also increased 5.1% to $10.18 for the six months ended June 30, 2002 from $9.69 for the six months ended June 30, 2001. This increase is primarily the result of cost of living increases as well as our efforts to upgrade the quality of the security officers we provide to our customers.

Branch and corporate overhead expenses.    Branch and corporate overhead expenses increased by $300,000, or 1.1%, to $25.3 million for the six months ended June 30, 2002 from $25.0 million for the six months ended June 30, 2001. Administrative labor costs rose $700,000 or 5.2%, partially offset by various miscellaneous expense savings. The number of district offices remained the same and the increase in net revenues described above helped leverage branch and corporate overhead expenses which, as a percentage of revenues, decreased to 10.2% for the six months ended June 30, 2002 from 11.6% for the six months ended June 30, 2001.

Depreciation and amortization.    Depreciation and amortization decreased by $2.4 million, or 29.9%, to $5.6 million for the six months ended June 30, 2002 from $8.0 million for the six months ended June 30, 2001. This decrease was the result of the elimination of all amortization of goodwill upon the adoption of SFAS No. 142 on January 1, 2002. Goodwill amortization for the six months ended June 30, 2001 was $2.7 million.

Operating income.    Operating income increased by $6.7 million to $10.1 million for the six months ended June 30, 2002 from $3.4 million for the six months ended June 30, 2001. The increase was the result of the increase in net revenues and the elimination of goodwill amortization in 2002 discussed above.

Income tax expense.    Income tax expense decreased by $4.3 million or 81.1% to $1.0 million for the six months ended June 30, 2002 from $5.4 million for the six months ended June 30, 2001. The change was due to a change in the mix of earnings between the taxable and non-taxable entities within the limited liability company structure, in particular a decrease in the profitability of the taxable entity for the six months ended June 30, 2002. After our restructuring, all entities within our group will be taxable.

Income (loss) before discontinued operations.    Income before discontinued operations increased by $12.0 million to $3.0 million for the six months ended June 30, 2002 from a loss of $9.0 million for the six months ended June 30, 2001. The increase was due to the $6.7 million increase in income from operations for the six months ended June 30, 2002, along with a reduction in interest expense of $1.0 million due to lower long-term debt outstanding at June 30, 2002 compared to June 30, 2001.

Loss from discontinued operations.    Loss from discontinued operations relates to our electronics division, which provided basic installation, monitoring and maintenance services for electronic security devices. We sold certain assets of the electronics division during 2001. There was no loss recorded for the six months ended June 30, 2002 compared to a loss of approximately $263,000 for the six months ended June 30, 2001.

Net income (loss).    Net income increased by $12.2 million to $3.0 million for the six months ended June 30, 2002 from a loss of $9.2 million for the six months ended June 30, 2001. The increase was due to the reasons described above.

Preferred stock dividends.    Preferred stock dividends increased by $600,000, or 13.6%, to $5.0 million for the six months ended June 30, 2002 from $4.4 million for the six months ended June 30, 2001. The increase is a result of the compounded dividend rate of 10% on all accrued and unpaid dividends on the Series A preferred shares and the compounded dividend rate of 14% on all accrued and unpaid dividends on the Series B preferred shares.

Income (loss) applicable to common stockholders.    Loss applicable to common stockholders decreased $11.7 million, or 86.0%, to $1.9 million for the six months ended June 30, 2002 compared to $13.6 million for the six months ended June 30, 2001. The reduction in loss applicable to common stockholders is due mainly to the net income of $3.0 million for the six months ended June 30, 2002 versus a loss of $9.2 million for the six months ended June 30, 2001, partially offset by increased preferred stock dividends, as described above.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net revenues.    Net revenues increased by $82.1 million, or 22.3%, to $450.5 million for 2001 from $368.4 million in 2000. The increase was partly the result of the full-year impact of the acquisition of AS Acquisition Corp. on February 29, 2000. The remainder of the increase was attributable to increases in billable hours due to additional contracts secured during the period and increases in billable rates under existing contracts due in part to the events of September 11th. Including the full year impact of the acquisition of AS Acquisition Corp., security officer hours billed increased 4.2 million hours to 30.1 million in 2001 from 25.9 million hours in 2000, or 16.1%. The average security officer bill rate per hour also increased 5.9% to $14.18 in 2001 from $13.39 in 2000. This increase is primarily due to our ability to pass along increased pay rates.

Cost of revenues.    Cost of revenues increased by $66.8 million, or 21.7%, to $374.2 million for 2001  from $307.4 million in 2000. This increase was partially the result of the full year impact of the acquisition  of AS Acquisition Corp. The remaining increase was a direct result of the increased billable hours described in the discussion of net revenues above. Including the full year impact of the acquisition of AS Acquisition Corp., security officer hours paid increased 4.2 million hours to 30.9 million for 2001 from 26.7 million in 2000, or 15.6%. The average security officer pay rate per hour also increased 4.5% to $9.80 in 2001 from $9.38 in 2000. This increase is primarily a result of cost of living increases, and is also attributable to our efforts to upgrade the quality of the security officers we provide to our customers. The pay rate increase of 4.5 % compares favorably to the 5.9% increased bill rate described above. Cost of revenues as a percentage of revenues decreased to 83.1% in 2001 from 83.4% in 2000.

Branch and corporate overhead expenses.    Branch and corporate overhead expenses increased by $7.3 million, or 17.7%, to $48.2 million for 2001 from $40.9 million in 2000. The increase was mainly the result of the full year impact of the acquisition of AS Acquisition Corp. The remaining increase related to additional staffing to expand the branch management model implemented after the AS Acquisition Corp. acquisition to create a national branch office structure capable of managing the growth in revenues. In light of the revenue growth in 2001, branch and corporate overhead expenses, as a percentage of revenues, decreased to 10.7% in 2001 from 11.1% in 2000.

Depreciation and amortization.    Depreciation and amortization increased by $1.9 million, or 13.2%, to $16.1 million for 2001 from $14.2 million in 2000. This increase was mainly the result of one full year of amortization of goodwill and other intangibles in 2001 resulting from the acquisition of AS Acquisition Corp.

Operating income.    Operating income increased by $6.1 million, to $12.0 million for 2001 from $5.9 million in 2000. The increase was partially the result of the full year impact of the acquisition of AS Acquisition Corp. In addition, operating income also grew as a result of revenue growth of the combined businesses.

Income tax expense (benefit).    Income tax expense increased to $2.9 million in 2001 from a benefit in 2000 of $400,000, a change of $3.3 million. The change was due to a change in the mix of earnings between the taxable and non-taxable entities within the limited liability company structure, in particular an increase in the profitability of the taxable entity in 2001. After our restructuring, all entities within our group will be taxable.

Loss before discontinued operations and extraordinary item.    Loss before discontinued operations and extraordinary item decreased by $1.7 million, or 26.0%, to $4.7 million for 2001 from $6.4 million in 2000. The reduction in the loss was due to the $6.1 million increase in income from operations in 2001 discussed above. The reduction in the loss was partially offset by a $1.2 million increase in interest expense due to the full year effect in 2001 of interest on the increased debt incurred in connection with the acquisition of AS Acquisition Corp., and the $3.3 million increase in tax expense discussed above.

Income (loss) from discontinued operations.    Loss from discontinued operations relates to our electronics division, which provided basic installation, monitoring and maintenance services for electronic security devices. We sold certain assets of the electronics division during 2001. The loss increased by $200,000, or 34.1%, to $800,000 for 2001 from $600,000 in 2000.

Extraordinary loss on early extinguishments of debt.    The extraordinary loss of $2.8 million was recorded as a result of the refinancing of our credit facility in connection with the acquisition of AS Acquisition Corp. The amount included approximately $1.3 million related to the write-off of unamortized debt discount related to the subordinated debt that was refinanced and $1.5 million of write-off of deferred financing fee related to the senior debt that was refinanced.

Net Loss.    Net loss decreased by $4.3 million, or 44.0%, to $5.5 million for 2001 from $9.8 million in 2000. Excluding the extraordinary item associated with the early extinguishment of debt and discontinued operations discussed above, net loss decreased by $1.7 million, or 26.0%.

Preferred stock dividends.    Preferred stock dividends increased by $2.2 million, or 35.0%, to $8.7 million for 2001 from $6.5 million for 2000. The increase is a result of both the full year impact and the compounded dividend rate of 10% on all accrued and unpaid dividends on the Series A preferred shares and the compounded dividend rate of 14% on all accrued and unpaid dividends on the Series B preferred shares which were issued February 29, 2000.

Income (loss) applicable to common stockholders.    Loss applicable to common stockholders decreased $2.1 million, or 12.7%, to $14.2 million for 2001 from $16.3 million in 2000. The reduction in loss applicable to common stockholders is due mainly to the net loss of $5.5 million for 2001 versus $9.8 million for 2000, partially offset by increased preferred stock dividends, as described above.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net revenues.    Net revenues increased by $199.5 million, or 118.2%, to $368.4 million for 2000 from $168.9 million in 1999. The majority of the increase was due to the acquisition of AS Acquisition Corp. on February 29, 2000.

Cost of revenues.    Cost of revenues increased by $165.1 million, or 116.0%, to $307.4 million for 2000 from $142.3 million in 1999. This increase was mainly the result of the acquisition of AS Acquisition Corp.  Cost of revenues as a percentage of revenues decreased to 83.4% in 2000 from 84.3% in 1999.

Branch and corporate overhead expenses.    Branch and corporate overhead expenses increased by $23.0 million, or 128.4%, to $40.9 million for 2000 from $17.9 million in 1999. The increase was mainly the result of the acquisition of AS Acquisition Corp. Branch and corporate overhead expenses as a percentage of revenues increased to 11.1% in 2000 from 10.6% in 1999 as we added additional staffing to expand the branch management model implemented after the AS Acquisition Corp. acquisition to create a national branch office structure capable of managing the growth in revenues.

Depreciation and amortization.    Depreciation and amortization increased by $7.5 million, to $14.2 million for 2000 from $6.7 million in 1999. This increase was mainly the result of the additional amortization of goodwill and other intangibles resulting from the acquisition of AS Acquisition Corp.

Operating income.    Operating income increased by $4.0 million to $5.9 million for 2000 from $1.9 million in 1999. The increase was the result of the impact of the acquisition of AS Acquisition Corp. Income from operations as a percentage of revenues increased to 1.6% in 2000 from 1.1% in 1999.

Income tax expense (benefit).    Income tax benefit decreased to $400,000 in 2000 from $700,000 in 1999, a change of $300,000. The change was due to the mix of earnings between the taxable and non-taxable entities within the limited liability company structure. After our restructuring, all entities within our group will be taxable.

Loss before discontinued operations and extraordinary item.    Loss before discontinued operations and extraordinary item increased by $3.4 million to $6.4 million for 2000 from $3.1 million in 1999. The increase in loss was due to the $4.0 million increase in income from operations discussed above, offset by higher interest expense in the amount of $7.1 million to support the increased debt raised in connection with the acquisition of AS Acquisition Corp.

Income (loss) from discontinued operations.    Income (loss) from discontinued operations relates to our electronics division, which we sold during 2001. The loss in 2000 was $600,000 compared to $200,000 of income in 1999, a difference of $800,000.

Extraordinary loss on early extinguishments of debt.    The extraordinary loss was recorded as a result of the refinancing of our credit facility in connection with the acquisition of AS Acquisition Corp.

Net Loss.    Net loss increased by $6.9 million to $9.8 million for 2000 from $2.9 million in 1999. Calculated before the extraordinary item associated with the early extinguishment of debt and discontinued operations discussed above, net loss increased by $3.4 million.

Preferred stock dividends.    Preferred stock dividends were $6.5 million in 2000 versus zero in 1999. The increase is a result of the issuance of Series A preferred shares and Series B preferred shares on February 29, 2000.

Income (loss) applicable to common stockholders.    Loss applicable to common stockholders increased $13.4 million, or 471%, to $16.3 million for 2000 from $2.9 million in 1999. The increased loss applicable to common stockholders is due mainly to the increased net loss as described above, along with the preferred stock dividends introduced in 2000.

Quarterly Results

The following table sets forth, for each of our last eight quarters, selected data from our statement of operations as well as other financial data. We do not believe that our quarterly results are impacted materially by seasonal changes. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our results of operations for such periods.

	Quarter Ended
	September 30, 2000	December 31, 2000(1)	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001(2)	March 31, 2002(2)	June 30, 2002
	(In thousands, except per share data)
Net revenues	$103,601	$106,731	$105,915	$109,829	$109,752	$124,978	$123,131	$124,775
Cost and expenses	100,650	106,833	104,819	107,557	106,080	119,996	118,103	119,739

Operating income (loss)	$2,951	$(102)	$1,096	$2,272	$3,672	$4,982	$5,028	$5,036

Net income (loss)(3)	$(559)	$(3,945)	$(5,932)	$(3,307)	$621	$3,104	$1,413	$1,633
Preferred stock dividends	(1,617)	(1,617)	(2,182)	(2,182)	(2,182)	(2,183)	(2,478)	(2,478)

Income (loss) applicable to common stockholders	$(2,176)	$(5,562)	$(8,114)	$(5,489)	$(1,561)	$921	$(1,065)	$(845)

Basic and dilutive income (loss) applicable to common stockholders	$(.06)	$(.15)	$(.21)	$(.15)	$(.04)	$.02	$(.03)	$(.02)

	As a Percentage of Net Revenues
	Quarter Ended
	September 30, 2000	December 31, 2000	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	March 31, 2002	June 30, 2002
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost and expenses	97.2	100.1	99.0	97.9	96.7	96.0	95.9	96.0

Operating income (loss)	2.8%	(.1)%	1.0%	2.0%	3.3%	4.0%	4.1%	4.0%

Net income (loss)	(.5)%	(3.7)%	(5.6)%	(3.0)%	(.6)%	2.5%	1.1%	1.3%
Preferred stock dividends	(1.6)	(1.5)	(2.1)	(2.0)	(2.0)	(1.8)	(2.0)	(2.0)

Income (loss) applicable to common stockholders	(2.1)%	(5.2)%	(7.7)%	(5.0)%	(1.4)%	.7%	(.9)%	(.7)%

(1)
The operating loss in the quarter ended December 31, 2000 includes a $1.6 million charge to write off accounts receivable related to the acquisition of the Effective companies in 1998. Amounts disputed by former Effective customers were determined to be uncollectible.

(2)
The quarters ended December 31, 2001 and March 31, 2002 include revenues associated with increased security concerns relating to the events following September 11, 2001. These excess coverages peaked in the quarter ended December 31, 2001. As these coverages abated in the first two quarters of 2002, they were offset by new customers gained as a result of our sales initiatives.

(3)
Net income (loss) includes income tax expense/(benefit) in the amount of ($8), ($333), $3,564, $1,844, ($435), ($2,113), $592, and $432 for the quarters ended September 30 and December 31, 2000; March 31, June 30, September 30 and December 31, 2001; and March 31 and June 30, 2002, respectively. For all periods presented, one of our subsidiaries was organized as a limited liability company and, as a result, the income (loss) of the limited liability company subsidiary has been taxed for federal and most state income tax purposes directly to our members rather than to us. After our restructuring, all entities within our group will be taxed as a corporation.

Liquidity and Capital Resources

Our primary liquidity requirements are for debt service, working capital and capital expenditures. We have no large or unusual expenditures planned for the year 2002. Our primary sources of liquidity are cash provided by operations and our revolving credit facility. We fund our operations primarily through cash provided by operating activities.

Cash provided by operating activities for the six months ended June 30, 2002 and for the years ended December 31, 2001, 2000 and 1999 was $15.3 million, $14.0 million, $2.3 million and $3.4 million, respectively. For the six months ended June 30, 2002, cash provided by operating activities was generated primarily from operating income of $10.1 million. In 2001, cash provided by operating activities was generated primarily from operating income of $12.0 million. In 2000, cash flow was principally provided by operating income of $5.9 million partially offset by an increase in accounts receivable. In 1999, cash flow provided by operating activities was principally provided by operating income of $1.9 million.

Cash used in investing activities for the six months ended June 30, 2002 and for the years ended December 31, 2001, 2000 and 1999 was $2.6 million, $6.8 million, $89.8 million and $6.2 million, respectively. Investing activities have primarily consisted of consideration paid for acquisition of businesses and purchases of property and equipment.

Financing activities have primarily consisted of borrowings and repayments of long-term debt associated with acquisitions of businesses. Cash used in financing activities was $12.6 million for the six months ended June 30, 2002 and $7.3 million for 2001, compared to cash provided of $87.5 million for 2000 and $1.5 million for 1999. The net cash used during the six months ended June 30, 2002 and the year ended December 31, 2001 was primarily the result of repayment of term loans under our credit facility. The cash provided by financing activities in 2000 was primarily the result of proceeds from long-term debt for acquisition of businesses partially offset by principal repayments of long-term debt.

On February 29, 2000, we entered into a senior credit facility with a bank syndicate led by Antares Capital Corporation to refinance and replace our prior facility. The agreement provides for $32.0 million Term Loan A and a $39.0 million Term Loan B of which an aggregate of $59.9 million was outstanding at June 30, 2002. The credit facility also included an acquisition line of $20.0 million that expired on March 31, 2002 and a $44.0 million revolving credit facility, including $10.0 million of available letters of credit. The revolving credit facility had $7.0 million outstanding at June 30, 2002 and $6.1 million of letters of credit. Our existing revolving credit facility is available to finance our working capital requirements, future acquisitions and other general corporate needs. Under the term-loan portion of the credit facility, the principal balance is payable quarterly through March 2005 on Term Loan A and through March 2007 on Term Loan B. Each term loan bears interest on the outstanding principal balance at a rate per year equal to LIBOR or a defined base rate, plus an applicable margin. We are limited in what can be borrowed under the revolving credit facility based on qualified accounts receivable and a pro forma cash flow calculation defined in the credit facility. Amounts outstanding under the revolving credit facility are due at the earlier of March 31, 2005 and 90 days after payment in full of the term loans. Interest on the revolving loan is payable based either on LIBOR or a defined base rate, plus an applicable margin. All of our assets and shares are pledged as collateral for amounts advanced under the credit facility. Our existing credit facility contains several covenants, including covenants that require us to maintain specified levels of qualified receivables and pro forma cash flow. At June 30, 2002, we were in compliance with such covenants.

On February 29, 2000, we issued $30.0 million of senior subordinated notes, maturing on February 29, 2008 and accruing interest at a per annum rate of 14%, 12.5% paid semi-annually and 1.5% paid in kind, in the form of principal accretion on the outstanding principal balance of the senior subordinated notes. At June 30, 2002, there was approximately $31.1 million outstanding under the senior subordinated notes. We intend to repay all of our outstanding senior subordinated notes with the proceeds from this offering and additional borrowings under our new credit facility described below.

It is currently contemplated that in connection with the offering we will refinance our existing credit facility. Any credit agreement we enter into in connection with a new credit facility will likely be similarly secured and include similar restrictions as our existing credit facility. We expect that the closing under the new credit facility will occur in conjunction with the closing of this offering. When we close a new credit facility, we intend to use the proceeds of the new credit facility to retire our existing credit facility and to pay that portion of our senior subordinated notes not paid with proceeds from this offering, as well as for working capital and general corporate purposes.

We believe the capital resources available to us under our revolving credit agreement and cash from our operations will be adequate to fund our ongoing operations for at least the next twelve months.

At December 31, 2001, the following table summarizes our contractual cash obligations by year:

	Payments Due by Year
	December 31,
Contractual Obligations	2002	2003	2004	2005	2006	Thereafter
	(in thousands of dollars)
Long-term debt	$6,543	$7,983	$9,289	$31,203	$18,404	$35,047
Non-cancellable operating lease	2,643	2,229	1,308	913	668	351
Covenants not to compete(1)	852	853	854	855	856	2,718

	$10,038	$11,065	$11,451	$32,971	$19,928	$38,116

(1)	It is currently contemplated that these covenants not to compete will be paid in full with the proceeds of this offering.

Common Stock Options Issued Prior to February 29, 2000

In connection with our acquisition of AS Acquisition Corp. on February 29, 2000, all holders of common share options of SpectaGuard Acquisition LLC received a contingent share dividend of one Series B preferred share of SpectaGuard Acquisition LLC for each 867 common shares subject to outstanding options. Upon exercise of each such option, the optionholder is entitled to receive the common shares subject to the option and the Series B preferred share dividend at $1,000 per Series B preferred share plus the right to receive accrued but unpaid dividends, when declared, on the Series B preferred shares as if such holder had exercised the option on the date of the acquisition of AS Acquisition Corp. If such exercise had occurred as of June 30, 2002, approximately 4,380 Series B preferred shares would have been issued. The cumulative dividends in arrears assuming all optionholders had exercised their options as of June 30, 2002 would be $1,586,000. All options to purchase interests in SpectaGuard Acquisition LLC will be converted into options to buy our common stock under our option plan in connection with our restructuring transactions as described in “Management—Stock Option Plan” on page 54.

Outstanding Warrants

At June 30, 2002, there are a substantial number of outstanding warrants to purchase shares of SpectaGuard Acquisition, LLC as set forth below:

	Amount		Shares	Exercise Price	Remaining Life(1)
Warrants issued to affiliates of William E. Myers & Co.(2)	351,331	(3)	Common	$1.00	5.6 years
	470,889	(4)	Common	$1.00	6.4 years
	814,224		Common	$.15	7.7 years
	132		Series A	$999	7.7 years
	1,086		Series B	$999	7.7 years
Warrants issued to shareholders of AS Acquisition Corp. in connection with acquisition	674,215		Common	$.15	7.7 years
Warrants issued to lenders	3,855,000		Common	$.01	5.7 years

(1)	As of June 30, 2002.
(2)
Includes adjustments with respect to the number of shares issuable upon the exercise of such warrants and the exercise price of such warrants, made pursuant to the anti-dilution provisions in the warrant agreements with affiliates of William E. Myers & Co., for option exercises through June 30, 2002.

(3)
Upon exercise of these warrants, the holder is entitled to receive the common shares subject to the warrant and a Series B preferred share dividend of one Series B preferred share for each 867 common shares issued for a maximum aggregate of 404.88 Series B preferred shares.

(4)
Upon exercise of these warrants, the holder is entitled to receive the common shares subject to the warrant and a Series B preferred share dividend of one Series B preferred share for each 867 common shares issued for an aggregate maximum of 542.57 Series B preferred shares.

In connection with the restructuring transactions to occur immediately prior to this offering, outstanding warrants to purchase shares of SpectaGuard Acquisition LLC held by the former shareholders of AS Acquisition Corp. and our lenders and their affiliates will be exercised or deemed exercised and common shares of SpectaGuard Acquisition LLC issued pursuant to such exercise will be converted into shares of our common stock. Outstanding warrants to purchase shares of SpectaGuard Acquisition LLC held by affiliates of William E. Myers & Co. will be converted into warrants to buy our common stock on terms comparable to the existing warrants, including anti-dilution protection for any future exercises of options and warrants outstanding on or prior to the third anniversary of the issue of such warrants. As a result of anti-dilution adjustments for option exercises and the exercise of warrants in connection with our restructuring transaction as described above, affiliates of William E. Myers & Co. will hold warrants to purchase 399,328 common shares of SpectaGuard Acquisition LLC at $.8783 per share and 535,220.29 common shares of SpectaGuard Acquisition LLC at $.8783 per share, including the right to receive the Series B preferred share dividends described in footnotes (3) and (4) above, and warrants to purchase 925,410.86 common shares of SpectaGuard Acquisition LLC at $.13013 per share, 149.58 Series A preferred shares of SpectaGuard Acquisition LLC at $879.08849 per share and 1,234.33 Series B preferred shares of SpectaGuard Acquisition LLC at $879.08849 per share. After giving effect to the restructuring transactions, affiliates of William E. Myers & Co. will hold warrants to purchase             ,              and              shares of common stock at exercise prices of $            , $             and $             , respectively, and the right to receive $             in cash upon exercise. If the warrants held by affiliates of William E. Myers & Co. are further adjusted after our restructuring upon the future exercises of options to purchase common stock outstanding on or before the third anniversary of their issue date, assuming there are         shares of common stock outstanding, such holders would hold adjusted warrants to purchase             ,              and              common shares at an exercise price of $        , $         and $     per share, respectively. These anti-dilution provisions will not apply to any options or warrants we issue after March 1, 2003. We expect to use $1.7 million of the proceeds from this offering for the future payment to affiliates of William E. Myers & Co. with respect to their right to receive cash, in addition to shares of our common stock, on the exercise of warrants that, prior to our restructuring, are exercisable for common shares and Series A and Series B preferred shares of SpectaGuard Acquisition LLC.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk relates to changes in interest rates for borrowings under our senior term loan and our revolving credit facility. These borrowings bear interest at variable rates. Based on our senior term loan and our revolving credit facility borrowings during 2001, a hypothetical 10% increase in interest rates would have increased our annual interest expense by approximately $150,000 and would have decreased our annual cash flow from operations by approximately $150,000.

In March 2000, we entered into two interest rate protection instruments in order to reduce our exposure associated with the market volatility of interest rates. These instruments effectively convert a portion of our floating rate debt to a fixed rate. Under these interest rate protection instruments, we owe an amount equal to the specified fixed-rate of interest, 6.4% under the first instrument and 6.7% under the second instrument, multiplied by the notional principal amount, $31.7 million under the first instrument and $20.0 million under the second instrument. In exchange, we are owed a variable rate of interest based on a three month LIBOR rate, multiplied by the same notional principal amounts. One net payment is made under each instrument. The fair value of the interest rate protection instruments at June 30, 2002 and December 31, 2001 was negative $3.8 million and $3.6 million, respectively. We intend to use proceeds from this offering to terminate these interest rate protection instruments and will record a charge to earnings based on the fair value of the interest rate swap on the date of termination.

Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 141 and SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. We adopted SFAS No. 142 effective January 1, 2002. During the first half of fiscal 2002, we completed the first of the required impairment tests and concluded that there is no impairment of goodwill.

BUSINESS

Overview

We offer contract security officer services to quality-conscious customers in seven vertical markets: Class A high rise office buildings, corporate complexes, regional shopping malls, financial institutions, universities, hospitals and industrial sites. We are responsible for recruiting, screening, hiring, training, scheduling and supervising security officers. We strive to ensure customer satisfaction by placing several levels of customer relationship managers in direct, repeated contact with our customers so they can promptly and efficiently anticipate and respond to the needs of customers and security officers. We have a national approach to sales and marketing designed to focus on quality-conscious customers located primarily in center city and other concentrated business districts in major metropolitan areas with a high density of businesses. Our experience is that many businesses in these markets desire high-quality security officer services and are less motivated by service price than service quality.

Our net revenues for 2001 were $450.5 million and, as of June 30, 2002, we employed over 19,000 individuals including over 18,000 security officers. During 2001, we provided security services to over 1,400 clients in 37 states.

Our Industry

The U.S. market for security officer services can be divided into two primary categories: proprietary services and contract services. In proprietary arrangements, users of the services employ, schedule and manage their own security officers. By contrast, contract services are provided by independent security officer services companies, such as us, to end-users that outsource these services pursuant to contracts. Demand for security officer services is dependent upon a number of factors, including demographic trends, general economic variables such as GDP growth, unemployment rates, consumer spending levels, perceived and actual crime rates, government legislation and technology. According to the Freedonia Group, demand for contract security officer services in the United States is expected to grow from $11.7 billion in 2001 to $15.5 billion in 2006. The Freedonia Group attributes the expected growth in the contract security officer services market to the following primary factors:

•	the increased focus on security measures and increased budgetary allocations for security spending as a result of the growing threat of terrorism and recent terrorist attacks;

•	real and perceived risks of violent and property crimes; and

•	the perception that safety officials are too overburdened to adequately protect the public;

•
the continuing trend of outsourcing non-core proprietary operations, such as security officer services, to reduce administrative and labor costs and capital expenditures and to limit the need for management to direct attention to non-core operations.

Increased outsourcing of security officer services is expected to drive a significant portion of the overall growth in the contract security officer market. We believe independent contract security officer companies can generally offer services at a lower cost than comparable in-house proprietary services by better managing the risks associated with workers’ compensation and third party liability, achieving benefits of scale in administrative functions, recruiting and training and more efficiently leveraging security officer management.

The quality of security officer services provided by contract security officer companies can vary widely. Many contract security officer companies seek to compete on price alone and therefore often hire the least expensive labor possible. According to the Freedonia Group, median wages for security guards in 2000 were $8.45 per hour. This commodity business model is often deployed in areas such as parking lots. We believe many customers appreciate quality services and are willing to pay a premium to achieve greater competence.

Our Strategy

Our strategic objective is to become the leading provider of contract security officer services to quality-conscious customers in the United States. The key elements of our business strategy are as follows:

Increase Operating Leverage Through Servicing Dense Urban Markets

We target concentrated business districts in major metropolitan areas with a high density of businesses in our target vertical markets. For each of these geographical areas, we establish an “urban center,” or office, within which our managers responsible for that area can increase operating leverage by using a common staff of recruiting, training and human resources support personnel. Our national and local sales and marketing efforts focus on attracting quality-conscious customers in these urban centers. Our urban density strategy enables us to decentralize management functions and leverage corporate overhead in an effort to reduce costs and increase both our profitability and the quality of our services.

Target Vertical Markets

We have a national approach to sales and marketing designed to focus on quality-conscious customers in six vertical markets: Class A high rise office buildings, corporate complexes, regional shopping malls, financial institutions, universities and hospitals. While we serve customers in the industrial market, this market is not currently a part of our sales and marketing focus. By focusing on a select set of markets, each with specialized needs and requirements, we have built an extensive operating knowledge that enables us to promote our services more effectively to other potential customers operating in the same vertical markets by emphasizing our ability to tailor our services to their specific needs. In each urban market, we aim to have a diversified mix of customers across each of our six targeted vertical markets.

Capitalize on Outsourcing Trends

We intend to continue to capitalize on the growing trend among businesses to outsource non-core functions, such as security officer services, and to centralize the procurement and oversight of these functions at the corporate level in order to minimize the number of vendor relationships. We believe we can capitalize on these trends toward outsourcing and centralization because of our skills, including our expertise in recruiting, training and managing large numbers of security officers, our demonstrated ability to manage large, multi-site corporate security contracts on a national scale and our extensive knowledge of the specific customer security needs of each of the vertical markets we target.

Leverage Our Quality Focus

Our motto is “quality people, quality training and quality security.” We believe, by paying wages above the industry average and by offering benefits uncommon in our industry, we have a lower than average rate of turnover and are able to attract quality security officer candidates. We believe this results in overall higher customer satisfaction and provides us with an opportunity to seek out additional customers that value our focus on quality. Our quality focus extends to our systems where we have implemented a customized information technology and management system to provide integrated scheduling, payroll, billing and incident reporting to our customers. We also have specialized training systems that help to ensure motivated and empowered employees.

Evaluate Selective Acquisition Opportunities

According to the Freedonia Group, there are over 5,000 contract security officer service providers nationwide. Given the highly fragmented nature of the contract security officer service industry and the post-September 11th increase in market demand, we will continue to evaluate selective niche acquisition opportunities that have the potential to expand our presence in key urban centers and vertical markets and to provide additional high-quality human resources or customer relationships. Our experience and success in integrating our prior acquisitions may help us to integrate future acquisitions.

Our Operations

We recruit, screen, hire, train, schedule and supervise security officers that are deployed at customer locations using market specific services for each of the vertical markets we target, such as bike patrols in regional shopping malls and universities, vehicle patrols of ATM’s for financial institutions, escorts in regional shopping malls and vehicle patrols in corporate complexes. The services we provide are managed at multiple levels within our organization.

Regional Management

Our operations are divided into 13 geographic regions, each of which is managed by a vice president/general manager who is responsible for developing and executing regional business plans based on the demand, needs and competition in their respective regional markets. While each regional business plan is based on our overall corporate strategy, our regional general managers evaluate and recommend programs and initiatives designed to build success in their regional markets. The primary mission of the general manager, in all respects, is to follow through on our focus on customer service to ensure that client expectations are being met.

Each regional general manager is both responsible and accountable for achieving the goals contained in that regional manager’s regional business plan. Monthly account financial reviews are conducted on an account-by-account basis, including labor ratios, overtime, accounts receivable, risk, gross profit and price increases.

District Office Management

We employ 52 district managers operating out of 44 district offices, each of whom is responsible for the day-to-day management of the account managers, site supervisors and security officers in a district. Reporting to the general manager for the region, each district manager supervises account managers, payroll and billing, customer relations and the recruiting and training of security officers for the district.

We invest significantly in our district office management personnel, training them on management techniques and developing them to assume leadership roles in our company. We have designed our district office management structure to enable us to deliver quality, responsive resources for day-to-day support and for contingency situations that may arise. At the district office level, we employ support personnel to ensure that our security officers located at a facility within the district are well-trained and have quality support as well as backup from other sites when needed.

Account Management

We provide each customer account with an account manager who handles one or several accounts. We believe this practice differentiates us from many of our competitors, who do not provide this account manager service to the same degree that we do, and affords us the ability to efficiently and effectively provide our services to our quality-conscious customers. Typically, the services of our account managers located on-site are billed directly to our customers. Our account managers are management-level personnel, generally with previous experience as site supervisors, who are responsible for all aspects of security officer development and performance at the facility or, in the case of roving account managers, facilities for which they are responsible. Our account managers focus on the on-site needs of both our customers and our security officers. These managers are typically rewarded through incentive-based compensation based on their performance in key functional areas, such as bonuses based on gross profits and training quotas. This model also enables us to reduce the overhead costs for our security officers as our account managers address billing, payroll, scheduling and training issues on-site.

We believe that employing account managers for on-site supervision supports our focus on customer service by enabling us to have day-to-day close contact with our clients and security officers. The value these account managers add to our service delivery methodology is evidenced by the fact that many of our customers are willing to be billed directly for their services. We believe our account manager model leads to greater customer satisfaction and loyalty, longer tenure for our security officers and enhanced profitability.

Sales and Marketing

We have a national sales and marketing approach designed to focus on quality-conscious customers located primarily in concentrated business districts in major metropolitan areas. Within these areas, we concentrate our sales and marketing efforts on customers in our six target vertical markets. We have selected these vertical markets principally on the basis of our experience that many businesses in these markets desire high-quality security officer services, are conscious of the quality of services delivered and are less motivated by service price than service quality.

Our marketing and sales force consists of one senior vice president, ten vice presidents and a number of business development managers and support staff. Our marketing and sales force is organized at the regional level and at the urban center level. We market our services both through our individual district offices and through a separate marketing and sales team. Our key marketing vehicles are trade shows, security conferences, advertising, media publicity, our website, direct mail and direct solicitation and customer referrals.

District Revenues

Over 50% of our 2001 net revenues of $450.5 million came from 10 of our 44 districts:

District	Net Revenues
(in millions)
Philadelphia	$63.5
New York City	54.4
San Jose	23.6
Boston	19.2
Pittsburgh	16.2
Charlotte	15.7
North New Jersey	15.7
Houston	13.1
Dallas	12.1
St. Louis	9.9

Total	$243.4

Human Capital Management

As of June 30, 2002, we employed over 19,000 individuals, consisting of more than 18,000 security officers, approximately 60 sales and marketing staff, 80 managerial and administrative employees in our King of Prussia headquarters and approximately 800 managerial and administrative employees in our branch offices. We aggressively seek potential employees and we currently use localized resources to attract employees including various community based organizations, job fairs, recruiting seminars and relationships with various vocational and technical schools. We also offer bonuses to our existing employees and managers who provide valuable referrals. By actively seeking qualified applicants that meet our standards, we are able to maintain a database of candidates to draw upon as personnel needs arise.

In addition to having many venues to find the best employee talent, we also take what we feel are the necessary steps to retain these individuals. By offering competitive wages and meaningful benefits to our employees, we believe we can create an environment in which employees can build a career, thus differentiating us from many of our competitors. Wage determinations are based on considerations of the local labor market, the particular working environment, unique customer requirements and the necessary skill level desired for the applicable security officers. Unlike many in our industry, our compensation package includes paid holidays and vacations, a 401(k) plan and medical, dental and life insurance. As a result, we believe that our turnover rate is low by industry standards.

Collective bargaining agreements cover approximately 2.0% of our employees. Our relations with our employees have generally been satisfactory, and we have not experienced any work stoppages as a result of labor disputes. The security officers and other personnel we supply to our customers are in all cases our employees even though they have been placed at a customer’s location.

We strive to provide high-quality and cost-effective contract security officer services to our customers. We plan to improve profitability by encouraging the retention of our security officers and controlling our operating expenses through the effective management of the hiring process, including comprehensive candidate screening, training and development. We believe our method of managing these processes offers us a competitive advantage by fostering an employee culture that emphasizes personal career development and provides rewards for long-term quality service. We believe we have one of the lowest turnover rates in our industry, which drives down our personnel-related costs.

While we believe we have one of the lowest turnover rates in our industry, we seek to continue to reduce recruiting, training and other operating expenses by increasing the tenure of our security officer workforce. We use our software-based and online security training and career development programs in an effort to assist our employees in building long-term careers at our company. Our employee pay and benefit package is tied to our focus on quality conscious customers and therefore is at or above the norm in our industry. The resulting relatively high tenure of our officers further yields workers’ compensation and general liability expenses which we believe are significantly lower than industry norms.

Our human capital management method employs the following techniques:

Screening of Security Officers

We recognize that the selection of the best candidates to serve as security officers is paramount to our ability to deliver high-quality, reliable security for our customers. Accordingly, we have developed an extensive security officer screening process. Unlike other screening programs that are based on “screening-out” the undesirable candidates for jobs, our program revolves around “screening-in” qualified candidates and matching the aptitude of each individual security officer to the specific skill requirements needed for each particular assignment. As a result of this intensive screening program, we spend considerable management time evaluating the suitability of a candidate before making an offer of employment. Unlike many of our competitors, we go beyond the legal requirements of most states and do not hire any security officers until a third-party pre-employment criminal background check has been completed. This eliminates many candidates that could be legally hired, but that do not meet the standards we require in order to provide high-quality services. We work with our customers to develop a screening process for their specific security officer needs; at a minimum, screening for all officers will include the following:

• Review of customer account specifications	• Fingerprint checks through relevant law enforcement agencies

• Application review and pre-qualification interview	• 7-year employment background check

• File review and interview by our management	• Orientation testing and evaluation sessions

• Military records check (as permitted by law)	• Proof of legal right to work adhering to the requirements of the Immigration Reform and Control Act of 1986

• Pre-employment criminal background check by an independent party	• On-site five-panel drug screening (as permitted by law)

Security Officer Training and Career Development

We maintain custom security training and career development programs that help us produce knowledgeable and motivated security officers. We believe these programs reduce employee turnover and absenteeism and promote high standards of performance for our security officers. By providing our security officers with the tools and environment necessary to foster growth, we invest in the continued success of our security officer team. We maintain the following training and career development programs for our security officers:

Allied Academy.    We have a professional training department that oversees all of our training programs and materials that collectively comprise our master program for training security officers, which we call Allied Academy. Our Allied Academy faculty is comprised of more than 20 full-time training professionals, four of whom are professional training program developers. All of our security officers are automatically enrolled in Allied Academy upon becoming employed by us and their progress through our curriculum is tracked through a computer database.

Security Officer Basic Course.    Through this course, we provide every new security officer with basic information about the security profession through a curriculum that includes such topics as the role of the security officer, customer service, report writing, access control, managing emergency situations and preventing discrimination and harassment.

On the Job Training Checklist and Guidebook.    Through this proprietary checklist and guidebook, we implement hands-on training tools that guide new security officers and their supervisors through the important initial worksite training process. These tools include sample post orders, portal routes, access control procedures, emergency procedures, use of security equipment and additional training items.

ALLSTAR Program.    This proprietary program and career development recognition system is a voluntary, continuing education, self-study program composed of 18 programs on a variety of topics that go beyond our initial training process. These topics include, among others, physical security and loss prevention, teamwork and time management, workplace violence prevention and diversity awareness. Our security officers earn incentives and awards, such as clothing and other items with logos, as they progress through the voluntary program and, upon completion, are recognized as master security officers who have been trained in all aspects of their responsibilities. In addition, 25% of our managers’ yearly bonus is tied to their ability to recruit security officers to participate in the program. As of December 31, 2001, approximately 9% of our security officers are “master security officers” with an additional 36% of our security officers participating in the program at various stages of completion.

AlliedAcademy.com.    AlliedAcademy.com is our proprietary online center for training and career development. Through this online center, all of our security officers can participate in a wide variety of web-based training courses, read newsletters and training tips or progress in an online version of our ALLSTAR program. We believe that we are the only company in our industry with an Internet-based program and that this program contributes directly to the high-quality of our security officers.

We also provide market-specific training workbooks and practical supervision workshops to our security officers. We maintain an up-to-date library of training and developmental videos as well as a network of other resources designed to ensure that security training is an ongoing process.

Security Officer and Customer Support Services

We seek to provide comprehensive security officer support services, such as scheduling, payroll, billing and incident reporting. We believe that providing these support services enables us to reduce incidences of vacant posts, undertrained and overworked security officers and payroll and billing errors. Because our payroll and scheduling occur primarily on site rather than in a district office, we are better able to perform these functions efficiently and accurately. We believe that the satisfaction of our officers is increased by our ability to provide timely and accurate payments. Equally important, because many of these services are highly visible to our customers, we believe delivering them effectively affords us the opportunity to demonstrate for our customers the overall quality of our security services.

We have established the following information technology and management systems to enhance our delivery of security officer support:

Scheduling.    We maintain a custom-designed, computerized and fully integrated scheduling, payroll and billing system. By handling scheduling, one of the most important and demanding functions in security operation, through our computerized system, we are able to respond appropriately and efficiently to sudden changes in scheduling due to customer demands or due to a security officer’s inability to work an assigned shift. This allows us to provide consistent customer coverage by qualified personnel. In addition, our automated security officer phone check-in system also assists us in providing consistent security officer coverage as each of our security officers “reports in” from a designated on-site phone. Thus, we know immediately if a security officer has not reported for an assigned shift, and we can respond quickly and effectively to remedy the situation.

Payroll.    We monitor and ensure timely payment for our security officers through our computerized payroll system that tracks hours worked on a real time basis.

Billing.    Through our information technology system, invoices for our customer are methodically matched with work schedules, check-in logs and payroll to ensure accuracy. Thus, we are able to generate supporting documentation for our invoices at any time upon the request of a customer.

Incident Reporting.    We also use our information technology and management tools to ensure consistent, accurate and timely incident reporting.

Customer and Security Officer Safety

Our goal is to be an industry leader in providing for the safety of our customers’ personnel, property and guests as well as the safety of our security officers and the public we serve. We maintain an extensive safety program designed to prevent and reduce injury and illness at a customer site. We believe that this safety program has reduced the frequency of both accidents and health-related incidents. We believe this safety program also assists us in achieving higher employee morale, lower insurance premiums and reduced legal exposure.

Security Operations Procedures Manual

To ensure continuity in our contract security officer service delivery, we develop and maintain for each customer a well-indexed, site-specific security operations procedures manual, also available in electronic format. This manual includes a comprehensive set of written instructions known as “post orders” for the officers on duty for each post at a specific customer facility. These post orders comprise detailed instructions designed for quick reference in the case of an emergency. These instructions, as well as corresponding written tests, also provide our security officers with helpful information on the job site and continued refresher training. We review a customer’s site-specific post orders on a regular basis, and their standardized format enables us to easily update them with new instructions or to incorporate special directions. We believe that proper documentation of procedures enables us to maintain strict quality control standards in the delivery of our security services.

Insurance

We maintain all appropriate forms of insurance, including comprehensive general liability, performance and crime bonding, professional liability and automobile coverage. Special coverage is sometimes added in response to unique customer requirements. We also maintain compliance with all state workers’ compensation laws. A certificate of insurance, which meets individual contract specifications, is made available to every customer.

Customers

During the year ended December 31, 2001, we provided our security services to over 1,400 clients in 37 states. We provide for security services at Class A high rise office buildings, corporate complexes, regional shopping malls, financial institutions, universities, hospitals and industrial sites located in the United States, including over 100 of the “Fortune 500” companies.

We are responsible for recruiting, screening, hiring, training, scheduling and supervising security officers to be deployed at customer locations. We provide our security officers with badges and uniforms and are responsible for their compensation, including benefits, and for personnel administration. We also provide any required bonding or workers’ compensation insurance. We customarily charge a customer for our services based on an hourly billing rate for each of our employees who provide services to the customer, including security officers, site supervisors, on site account managers and, in some cases, other management personnel.

Our typical customer contract may provide for an hourly billing rate used for all security officers at a site or variable hourly billing rates for different officers. Our standard customer contract is a one-year contract that can be terminated by either us or our customer on 30 days’ notice at any time. Many of our larger contracts are for more than one year and we have found that we are generally successful in negotiating adjustments to billing rates under our multi-year contracts on an annual basis. Certain accounts may have longer term contracts while others are covered by month-to-month agreements.

Through our customer service proposition, we strive to ensure customer satisfaction by placing several levels of customer relationship managers in direct, repeated contact with our customers so that we can anticipate their needs and respond promptly and efficiently.

For the year ended December 31, 2001, no single customer represented more than 3.3% of our consolidated revenues. Our revenues from our 10 largest customers represented approximately 19.0% of our total revenues for the year ended December 31, 2001.

Our five largest customers in each of our target vertical markets, based on 2001 revenue, were:

Corporate Complexes	Class A Office	Malls	Financial Institutions	Universities	Hospitals
Amazon.com	Cushman & Wakefield	General Growth	The Chase Manhattan Bank	Community College of S. Nevada	Episcopal Hospital (PA)

Cisco	Equity Office Properties	Ridgmar	Deutsche Bank	Drexel University	Liberty Health Systems

Safeco	Jones Lang LaSalle	Urban Retail	Fleet Bank	Northeastern University	Memorial Hospital (NJ)

Vanguard	Tishman Speyer	Wells Park	Mellon Bank	Temple University	Temple Health Systems

Verizon	Tramell Crow	Westfield	PNC Bank	University of Pennsylvania	University of Pittsburgh Medical Center

Competition

The contract security services industry is highly competitive but fragmented. We believe there are approximately seven security officer service companies that operate in multiple regions within the United States and have revenues in excess of $100 million per year, of which we believe we are the third largest based on revenues. Our largest competitors include national contract security service providers such as Securitas,

Wackenhut and Guardsmark. Our two largest competitors are much larger than we are, are international in scope and have significantly greater resources with which to target our markets. We also compete with numerous smaller regional and local security service providers in the United States.

We believe that the principal competitive factors in the security service market include:

•	the extent and quality of security officers including tenure;

•	supervision, recruiting, selection and training of security officers;

•	price in relation to the quality of service;

•	local versus national reputation; and

•	ability to handle multiple sites nationwide.

Government Regulation And Legal Proceedings

We are subject to a large number of city, county and state occupational licensing laws that apply to security officers. Most states have laws, or legislation pending, requiring qualification, training and registration of security officers, regulating the use of identification cards, badges and uniforms and imposing minimum bond surety or insurance standards.

We may potentially be liable for the negligent acts or misconduct of our agents or employees performed while on duty and in the course and scope of their employment. We experience a significant volume of claims and litigation asserting that we are liable for damages as a result of the conduct of our employees or others. Claims can range from a minor injury that does not involve our security officers directly, to an assault in a mall parking lot that we are required to patrol.

Some claims or litigation allege substantial damages. We maintain self-insurance programs and insurance coverage for this liability risk. We also seek to mitigate this risk exposure through indemnification or liability limitations in our contracts, analysis of customer facilities and implementation of programs for employee screening, training, supervision and safety and anonymous reporting by our employees. We believe that we have established adequate reserves for litigation liabilities in our consolidated financial statements. We believe, based on currently known facts, that there are no claims or litigation pending against us, the disposition of which would materially affect our financial position or future operating results, although we cannot be certain as to the ultimate outcome of any such claim or litigation. In addition, exposure to litigation is inherent in our ongoing business and may harm our business in the future.

Facilities

We conduct our business from our principal executive offices, located at 3606 Horizon Drive, King of Prussia, Pennsylvania, 19406, and our nationwide district offices. Our principal real estate consists primarily of our executive offices and district offices, with additional smaller offices to handle recruiting and other administrative functions in some areas. A significant number of these facilities are held under long-term operating leases. As of June 30, 2002, we maintained 44 district offices nationwide. All of these are leased and none are owned. We believe that if we were unable to renew the lease on any of these facilities, we would be able to lease other suitable facilities on commercially reasonable terms. We do not believe that any individual facility is of material significance to our total assets or our business.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our executive officers and directors as of June 30, 2002.

Name	Age	Position
Albert J. Berger(1)(2)	65	Chief Executive Officer and Director
William C. Whitmore, Jr.(1)(2)	50	President, Chief Operating Officer and Director
Mark P. Desrosiers	44	Executive Vice President of Operations
Richard L. Finley	56	Senior Vice President of Sales and Marketing
Bruce A. Gelting	37	Senior Vice President, Secretary and General Counsel
Ronald R. Rabena	42	Senior Vice President of Operations
John D. Redden, Jr.	51	Senior Vice President of Operations
William A. Torzolini	41	Senior Vice President and Chief Financial Officer
R. David Andrews(2)	40	Director
Kurtis J. Kaull(3)	41	Director
Williard E. Lynn(3)	58	Director
Nicholas A. Orum(2)	32	Director
M.G. Rose(3)(4)(5)	63	Director
Michael J. Van Handel(3)(4)(5)	43	Director
Donna L. Weaver(3)(4)(5)	58	Director

(1)	As of the consummation of this offering, Mr. Berger will serve as our Chairman of the Board of Directors and Mr. Whitmore will serve as our Chief Executive Officer and President.

(2)	Manager of SpectaGuard Acquisition LLC and became our director in July 2002 immediately following our formation.

(3)	Became our director in July 2002 immediately following our formation.

(4)	To be member of compensation committee.

(5)	To be member of audit committee.

Albert J. Berger has served as our Chief Executive Officer and as a director since 1998. From 1994 through 1998, Mr. Berger redeveloped a hotel property and consulted with Gryphon Investors and others in the security business. Mr. Berger served as Director, President, and Vice Chairman of Pinkerton from 1990 to 1994, and as a Director of California Plant Protection from 1975 to 1987 and consultant and Director from the acquisition of Pinkerton by California Plant Protection (from American Brands) from 1988 to 1989. Mr. Berger served as President of HCC Industries from 1985 to 1987. From 1961 through 1985 Mr. Berger held various positions in the chemical industry and as an owner of a specialty chemical business from 1965 through 1985.

William C. Whitmore, Jr. has served SpectaGuard, Inc. prior to our acquisition of SpectaGuard, Inc., and then us in various capacities since 1981 and has served as our President and Chief Operating Officer since 1990. From 1983 until 1986, Mr. Whitmore served as Vice President, managing all aspects of operations, marketing and sales for commercial security services. From 1986 until 1990, Mr. Whitmore served as Executive Vice President, managing all company operations and support functions. Prior to joining us, Mr. Whitmore was employed in public sector law enforcement.

Mark P. Desrosiers has served as our Executive Vice President of Operations since 2000 and has served us since 1983 in various management and executive level positions, including Branch Manager, Regional Vice

President and Senior Vice President. Mr. Desrosiers leads and manages our Western Division Operations and also manages the Human Resources, Training and Purchasing functions company wide. Prior to joining us, Mr. Desrosiers was a Branch Manager for Mullins Protective Services of Arlington, Virginia from 1981 to 1983 and a retail investigative officer for Uni-State Investigations and Security Services of Syracuse, New York from 1979 to 1981. Mr. Desrosiers is a member of the American Society for Industrial Security and received his certification as a Private Security and Firearms Instructor from the Criminal Justice Services Commission of the Commonwealth of Virginia.

Richard L. Finley has served as our Senior Vice President of Sales and Marketing since 1994. Mr. Finley directs our sales and marketing activities, which include branding, pricing, advertising, market research, public relations, prospective client database management and coordination of market driven service models. From 1966 to 1994, Mr. Finley held various operations and sales positions with Williams and Company, Inc., a metals distributor, including Vice President of Sales and Marketing. Mr. Finley is a member of the American Society of Industrial Security.

Bruce A. Gelting has served as our Senior Vice President, Secretary and General Counsel since 1998 and has been responsible for all risk management, legal, regulatory compliance and employee/labor relations issues. Additionally, Mr. Gelting directs all of our government relations activities, including those performed in his position as Vice Chairman of the National Association of Security Companies. Prior to joining us, Mr. Gelting was a commercial and employment litigator for Post & Schell from 1997 to 1998, for Eckert Seamans Cherin & Mellot from 1996 to 1997 and for Duane Morris & Heckscher from 1993 to 1996.

Ronald R. Rabena has served as our Senior Vice President of Operations since 2000 where he is responsible for all of the operations of our MidSouth Atlantic/North Central Division. From 1998 to 2000, Mr. Rabena served us as a Regional Vice President. From 1994 to 1998, Mr. Rabena served as Regional Vice President of SpectaGuard Inc. From 1981 to 1994, Mr. Rabena was employed by SpectaGuard Inc. prior to our acquisition of SpectaGuard Inc., where he has served in various administrative capacities. Mr. Rabena is a member of the board of directors of the Builders, Owners and Managers Association of Philadelphia and the safety chairman of its safety and security committee and is also a member of the American Society for Industrial Security.

John D. Redden, Jr. has served as our Senior Vice President of Operations since 2000 where he is responsible for all of the operations of our Northeast offices. From 1995 to 2000, Mr. Redden served us as Regional Vice President. From 1992 to 1995, Mr. Redden was General Manager of the Northeast region for Brink’s Inc., where he was responsible for opening new facilities and increasing market share. Mr. Redden was also employed by SpectaGuard Inc. prior to our acquisition of SpectaGuard Inc., from 1982 to 1992 where he served as Controller, Vice President of Finance and Administration and Vice President of Operations.

William A. Torzolini has served as our Chief Financial Officer since 2001. In that position, he oversees all of our accounting, finance and reporting as well as management of the Information Systems department. From 2000 to 2001, Mr. Torzolini served as Senior Vice President and Chief Financial Officer of Crothall Services Group, a national hospital housekeeping, linen and plant maintenance outsourcing company. From 1998 to 2000, Mr. Torzolini served as Chief Financial Officer of ORBIT/FR, Inc., a supplier of sophisticated microwave test and measurement solutions for the satellite, automotive, wireless and aerospace industries. From 1990 to 1998, he was the Vice President and Chief Financial Officer of the Outpatient Division at Novacare, Inc., the country’s second largest provider of healthcare rehabilitation services.

R. David Andrews has served as Chairman of our board of directors since 1998. Mr. Andrews has served as President and Managing General Partner of Gryphon Investors, Inc. since founding the firm in 1995. Mr. Andrews is also the Chairman of the boards of directors of the holding companies of Bright Now! Dental, The Gingiss Group, Intelligrated and Miller Heiman, as well as a director of Outsourcing Solutions. Previously, Mr. Andrews was a Managing Director and Partner of Oak Hill Partners, Inc., the management company for Acadia Partners, L.P., a $1.8 billion leveraged investment partnership controlled by Robert M. Bass, where Mr. Andrews was employed from 1990 to 1995. Additionally, Mr. Andrews served as a director of Butterick Patterns, Multi-Local Media Corporation, Butler Aviation, Pinnacle Automation, CapStar Hotel Company and Holophane Corporation. In 1989, Mr. Andrews was a principal investor at Adler & Shaykin, a $300 million leveraged buyout fund. From 1985 to 1986, he worked in the corporate finance and restructuring departments of Salomon Brothers and Shearson Lehman Brothers.

Kurtis J. Kaull became one of our directors in July 2002 in anticipation of this offering. Mr. Kaull is a principal of Gryphon Investors, Inc. having joined the firm in 2000. From 1996 to 2000, Mr. Kaull served as a General Partner and Chairman of the Investment Committee at American Industrial Partners, a private equity fund with $1 billion under management. From 1991 to 1996, Mr. Kaull was a principal of Pexco Holdings, Inc. From 1989 to 1991, he was an investment banker at Goldman, Sachs & Co. Mr. Kaull currently serves on the board of directors of the holding companies of Bright Now! Dental and Intelligrated.

Williard E. Lynn became one of our directors in July 2002 in anticipation of this offering. Mr. Lynn is a principal of Gryphon Investors, Inc. and joined the firm in 2000 to lead the Gryphon Operations Group. Mr. Lynn is also a director of the holding companies of Bright Now! Dental, The Gingiss Group, Intelligrated and Miller Heiman. From 1997 to 2000, Mr. Lynn was President of Synergy Holdings II, a platform he used for consulting and investing in the consumer products industry. From 1996 to 1997, Mr. Lynn was the President of the LaChoy/Rosarito foods division of ConAgra. Previously, he was a Group Vice President of the Clorox Company, where Mr. Lynn built over 27 years a multi-disciplined experience base in manufacturing, marketing, distribution, product development, management information systems, acquisitions, start-ups, restructurings, and divestitures. Mr. Lynn became a member of the Gryphon Executive Investor Board in 1996.

Nicholas A. Orum has served as one of our directors since 1998. A principal of Gryphon Investors, Inc. since its inception in 1995, Mr. Orum is also a director of the holding company of Miller Heiman. From 1993 to 1995, Mr. Orum was a principal investor at Oak Hill Partners, Inc./Acadia Partners, L.P. In addition, he assisted with Oak Hill’s investments in Specialty Foods Corporation, CapStar Hotel Company and United Building Materials. From 1991 to 1993, Mr. Orum was a member of Merrill Lynch’s high yield finance group where he was involved in financings for various leveraged acquisitions and corporate clients.

M.G. Rose became one of our directors in July 2002 in anticipation of this offering. From 1978 to 2002, when he retired, Mr. Rose held various positions with Jones Lang LaSalle, a global provider of commercial real estate and investment management services. From 2000 to 2002, Mr. Rose served as Vice Chairman of the Board of Director of Jones Lang LaSalle and from 1998 to 2000, he was the Chief Executive Officer of Jones Lang LaSalle’s Global Services Management and a Director. From 1962 to 1978, Mr. Rose held various positions with IBM Corporation.

Michael J. Van Handel became one of our directors in July 2002 in anticipation of this offering. Since 1989, Mr. Van Handel has been an employee of Manpower Inc., a world leader in the staffing industry, where he currently serves as Executive Vice President and Chief Financial Officer.

Donna L. Weaver became one of our directors in July 2002 in anticipation of this offering. From 1985 to 2001, when she retired, Ms. Weaver was the founder and chairman of Weaver, Field & London, Inc., an investor relations and corporate communications firm. Ms. Weaver is also a director of Hancock Fabrics, Inc., Basic American Foods, Inc. and Medinex Systems, Inc. and is a member of the Institute of Management Accountants.

Board of Directors

Upon or prior to the closing of this offering, our board of directors will be divided into the following three classes, with the members of the respective classes serving for staggered three-year terms:

•	Class 1 directors, whose terms expire at the annual meeting of stockholders to be held in 2005;

•	Class 2 directors, whose terms expire at the annual meeting of stockholders to be held in 2004; and

•	Class 3 directors, whose terms expire at the annual meeting of stockholders to be held in 2003.

Mr. Berger, Mr. Orum and Mr. Rose will be our Class 1 directors, Mr. Andrews, Mr. Lynn and Ms. Weaver will be our Class 2 directors and Mr. Kaull, Mr. Van Handel and Mr. Whitmore will be our Class 3 directors. At each annual meeting of stockholders following this offering, our stockholders will elect the successors to directors whose terms have expired to serve from the time of election and qualification until the third annual meeting following such election.

All directors were nominated and elected as directors by the holders of our common stock as provided in provisions of our certificate of incorporation and our bylaws. Each of the individuals will remain as a director until resignation or until the stockholders elect their replacements as provided in our certificate of incorporation and our bylaws.

Our executive officers are appointed by the board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our executive officers or directors.

Committees of the Directors

Under the Nasdaq National Market listing requirements, we are required to form an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under the Nasdaq National Market listing requirements include evaluating the independence of a company’s outside auditors.

Our audit committee will consist of Mr. Rose, Mr. Van Handel and Ms. Weaver, each an independent director within the meaning of the Nasdaq National Market listing rules. The primary responsibilities of the audit committee are to:

•	recommend annually the independent public accountants for appointment by the board as auditors for us and our subsidiaries;

•	review the scope of the audit to be made by the accountants;

•	review the audit reports submitted by the accountants;

•	review the annual program for the internal audit of records and procedures;

•	review with management our financial controls and accounting and reporting policies;

•	review audit reports submitted by the internal auditing staff; and

•	conduct such other reviews as the audit committee deems appropriate and make reports and recommendations to the board within the scope of its functions.

In addition, we adopted an audit committee charter that complies with the Nasdaq National Market listing requirements.

We will also have a compensation committee, comprised of Mr. Rose, Mr. Van Handel and Ms. Weaver, each independent or outside directors under the rules of the Nasdaq National Market listing requirements and the Internal Revenue Code. The compensation committee will have the authority to approve salaries and bonuses and other compensation matters for our executive officers, to approve employee health and benefit plans and to administer our stock option plan. After the offering, we expect that the compensation committee will adopt customary deferred compensation and retirement plans for our executive officers and employees. The specific terms and conditions of such plans will be determined by the compensation committee at the time of their adoption.

Pursuant to our bylaws, our board of directors may from time to time establish other committees to facilitate the management of our business and operations.

Director Compensation

Members of our board of directors who are our employees or employees of any of our subsidiaries do not receive cash compensation for service on the board of directors or any of its committees. All other directors will receive a retainer of $15,000 per year and a fee of $1,000 for each meeting of the board of directors or any of its committees, plus reasonable out-of-pocket expenses. In addition, at the time of this offering, each director who is not one of our employees or an employee of one our subsidiaries will receive options to purchase 10,000 shares of our common stock at an exercise price equal to our initial public offering price and thereafter, an annual grant of options to purchase 7,500 shares of our common stock at an exercise price equal to the market value of our common stock at the time of grant.

Compensation Committee and Compensation Committee Interlocks and Insider Participation

We are not aware of any interlocking relationship existing between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor are we aware of any such interlocking relationship existing in the past. None of the compensation committee members has served as an officer or employee of us or any of our subsidiaries. None of the current directors who will be members of our compensation committee or their respective affiliates has made any recent purchases of our capital stock.

Executive Compensation

The following table contains the compensation awarded or paid or earned or accrued for services rendered to us, in all capacities during the fiscal year ended December 31, 2001, by our Chief Executive Officer and the five most highly compensated executive officers whose total salary and bonus exceeded $100,000 in 2001. As provided in the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees and perquisites and other personal benefits which do not exceed the lesser of $50,000 or 10% of the officers’ total salary and bonus disclosed in this table. We refer to these officers as our named executive officers in other parts of this prospectus.

	Annual Compensation		Long-Term Compensation
Name and Principal Position	Salary	Bonus (1)	Number of Securities Underlying Options	Other
Albert J. Berger Chief Executive Officer(2)	$329,615	$180,985	$2,092,550	$35,756	(3)
William C. Whitmore, Jr. President and Chief Operating Officer(2)	272,692	126,262	759,125	44,265	(4)
Mark P. Desrosiers Executive Vice President of Operations	166,948	60,842	82,020	37,294	(5)
Richard Finley Senior Vice President of Sales and Marketing	163,651	80,195	75,000	13,460	(6)
Ronald R. Rabena Senior Vice President of Operations	160,514	53,199	58,224	7,800	(7)
John D. Redden, Jr. Senior Vice President of Operations	150,159	226,125	37,812	7,800	(7)

(1)	Bonus includes amounts earned in 2001.

(2)	As of the consummation of this offering, Mr. Berger will serve as our Chairman of the Board of Directors and Mr. Whitmore will serve as our Chief Executive Officer and President

(3)	Consists of a travel and living allowance of $26,756 per annum and an automobile allowance of $9,000.

(4)	Consists of $27,300 for a contractual reimbursement for a deferred compensation plan, along with a fully reimbursed health benefit plan for $8,565 and an automobile allowance of $8,400.

(5)	Consists of a fully reimbursed health benefit plan for $6,834, executive retirement plan for $25,000, and an automobile allowance of $5,460.

(6)	Consists of a fully reimbursed health benefit plan for $8,000, and automobile allowance of $5,460.

(7)	Relates to an automobile allowance.

Option Grants in the Last Fiscal Year

We did not grant any stock options or stock appreciation rights to our named executive officers during the fiscal year ended December 31, 2001.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table contains information concerning shares acquired on the exercise of stock options and year end option values for 2001 for our named executive officers. The value of unexercised in-the-money options is calculated based on a value as of December 31, 2001 equal to $.80 per share.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2001		Value of Unexercised In-the-Money Options at December 31, 2001
			Exercisable	Unexercisable	Exercisable	Unexercisable
Albert J. Berger	—	—	474,919	1,617,631	—	—
William C. Whitmore, Jr.	—	—	357,050	402,075	—	—
Mark P. Desrosiers	7,980	$5,187	1,881	80,139	$1,223	$52,090
Richard Finley	—	—	8,218	66,782	$5,342	$43,408
Ronald R. Rabena	—	—	7,033	51,191	—	—
John D. Redden, Jr.	—	—	4,831	32,981	—	—

The figures in the table above represent options granted under our plans. We granted options to purchase 104,000 common shares of SpectaGuard Acquisition LLC in 2001. These options will be converted into options to purchase our common stock as described in “Management—Stock Option Plan” below. All options were granted at an exercise price equal to or greater than the fair market value of the common stock on the date of grant as determined by the management committee of SpectaGuard Acquisition LLC.

There was no public trading market for our common stock as of December 31, 2001. Accordingly, as permitted by the rules of the Securities and Exchange Commission, these values have been calculated based on a fair market value of our common stock of $.80 per share as determined by our board of directors, less the applicable exercise price.

We have never granted stock appreciation rights.

Stock Option Plan

In connection with our restructuring transactions to be consummated immediately prior to this offering, our board of directors has adopted, and our stockholders have approved, our 2002 Stock Option Plan, which will be effective immediately prior to the closing of the restructuring transactions. The plan is designed to enable us to attract, retain and motivate our directors, officers, employees and consultants, and to further align their interests with those of our stockholders, by providing for or increasing their ownership interest in our company. The plan allows us to grant the following types of awards:

•	Incentive stock options, which are intended to qualify under Section 422 of the Internal Revenue Code;

•	Non-qualified stock options, which are not intended to qualify as incentive stock options;

•
Incentive bonuses, which represent the opportunity to receive an amount paid in cash or our common stock based on satisfaction of performance criteria established for the performance period by the compensation committee; and

•
Incentive stock, which is an award of shares of common stock, the grant, issuance, retention, vesting and/or transferability of which is conditioned upon satisfaction of criteria determined by the compensation committee.

Awards may be settled in cash, shares of common stock or a combination thereof, or by stock units which provide for settlement in cash or deferred issuance of shares of common stock. Any person who is a director, an employee, a prospective employee or consultant of ours or any of our subsidiaries or affiliates is eligible to be selected as a recipient of an award under the plan. Under the terms of the plan, we will not be obligated to issue any shares of our common stock upon the exercise of an option until the optionee has repaid or agreed to repay out of his or her proceeds from the sale of shares of common stock any outstanding indebtedness the optionee then has to us.

The plan will be administered by the compensation committee of our board of directors, although the board of directors may exercise any authority of the committee under the plan and the compensation committee may delegate its authority under the plan. Subject to the express provisions of the plan, the committee has broad authority to administer and interpret the plan, including the discretion, in each case not inconsistent with the plan, to:

•
Determine the exercise price and vesting schedule of options, the events causing an option to expire, the number of shares of our common stock subject to any option, the restrictions on transferability of an option and other terms and conditions;

•
Determine the terms of any incentive bonus, including the target and maximum amount payable to a participant as an incentive bonus, the performance criteria and level of achievement versus these criteria that determines the amount payable under an incentive bonus, the period as to which performance will be measured for determining the amount of any payment, the timing of any payment earned by virtue of performance, the dollar amount or number of shares subject to any incentive bonus, restrictions on the alienation or transfer of an incentive bonus prior to payment, forfeiture provisions and other terms and conditions;

•
Determine the terms of any incentive stock award, including the number of shares of common stock subject to an incentive stock award or a formula for determining that number, the purchase price, if any, for the shares, the conditions that determine the number of shares granted, issued, retainable and/or vested, forfeiture provisions, the effect of termination of employment for various reasons and other terms and conditions; and

•
Determine the effect, if any, on the vesting, exercisability, retention and/or forfeiture of an award as a result of an award recipient’s decreased level of employment during an approved leave of absence or reduction to a less than full-time basis.

The aggregate number of shares of our common stock that is available for issuance under the plan is             . The aggregate number of shares issuable under awards granted under the plan during any calendar year to any eligible person may not exceed 250,000 shares. The number of shares authorized under the plan may be adjusted to account for stock splits, stock dividends, recapitalizations and similar events.

The board of directors may amend or alter the plan except that approval from our stockholders is required for certain amendments to the plan, including amendments that materially increase the number of shares available under the plan or alter eligibility standards.

Following our restructuring transactions,              of our directors, officers and employees will hold options under our 2002 Stock Option Plan exercisable for approximately              shares of our common stock at a weighted average exercise price of             . Effective immediately prior to the closing of the restructuring transactions, we will amend the three types of option awards that were granted while we operated as SpectaGuard Acquisition LLC:

•
Service Options.    Service options vested over a period of time based on the length of “service” of the holder of the option, typically five years for full vesting of the options. For purposes of these service options, as well as the performance options and the special performance options, the term “service” means the provision of services to the us by the option holder as a director, officer, employee or consultant. As part of the restructuring transactions, these options will be converted automatically into equivalent options to purchase our common stock on the same vesting terms under each holder’s original option agreement. The number of shares subject to each option and their exercise price will be adjusted to reflect any stock split effected in connection with the restructuring.

•
Performance Options.    Performance options vested pursuant to specified performance targets. As part of the restructuring transactions, each holder of outstanding performance options has agreed that his or her options will be amended and converted into options to purchase our common stock. To the extent granted on or prior to February 29, 2000 and not already vested, the amended performance options will vest based on our attaining cumulative EBITDA and revenue performance targets for 1998, 2000, 2001 and 2002. To the extent granted after February 29, 2000 and not already vested, the amended performance options will be eligible for partial vesting each year during the five year period commencing with the grant date of the option if we meet projected EBITDA and revenue targets for those years, and for full vesting if we achieve cumulative EBITDA and revenue targets for the 2002 and 2003 fiscal years or for the five year period commencing with the grant date of the option. To the extent the applicable performance targets are not met, the performance options shall vest only upon the option holder’s completion of seven years of continuous “service” to us, as measured from the original grant date of the performance option.

•
Special Performance Options.    Special performance options vested pursuant to a specified rate of return achieved by Gryphon SpectaGuard Partners, L.P. and its affiliates. As part of the restructuring transactions, each holder of outstanding special performance options has agreed that his or her options will be amended and converted into options to purchase our common stock that will vest subject to our stock price meeting targets specified in the special performance options within a fixed period following the offering. To the extent such stock price targets are not met, the special performance options applicable to such targets shall vest only upon the option holder’s completion of seven years of continuous “service” to us, as measured from the original grant date of the special performance option.

At the closing of this offering, we will grant additional options under the plan to certain of our executive officers and employees. These options will be vested as to 25% of the shares subject to each option at the time of grant and the remainder of the shares will vest 25% per year on each of the first three anniversaries of the closing of this offering. We expect to grant options to buy a total of approximately 200,000 shares of our common stock at the closing of this offering. All of these options are intended to qualify as incentive stock options.

Employment Agreements

We have entered into amended and restated employment agreements with Albert J. Berger and William C. Whitmore which will be effective as of the closing of this offering. Mr. Berger’s agreement provides that he will serve as the Chairman of the Board for an initial term running through January 23, 2005, and is renewable upon terms mutually agreed upon by Mr. Berger and us. Mr. Berger’s employment agreement provides for an annual base salary of $365,000 effective through the first anniversary of this offering. Mr. Berger’s annual base salary will be decreased to $275,000 on the first anniversary of this offering and will be further decreased to $150,000 on the second anniversary of this offering. Mr. Berger is also entitled to an annual performance bonus of up to 58.5% of his annual base salary provided we achieve EBITDA and revenue targets set forth in his employment agreement, and is eligible for a special performance bonus equal to five percent of any excess of actual EBITDA over the target EBITDA for a given year. Furthermore, our compensation committee may award Mr. Berger a bonus unrelated to the performance targets set forth in his employment agreement or may revise such targets in its sole discretion. Mr. Berger’s employment agreement also provides that he shall be eligible to participate in healthcare plans, deferred compensation and retirement benefit programs generally available to our executives. If we terminate Mr. Berger’s employment without cause or if Mr. Berger voluntarily terminates his employment upon a change of control of us which results in a material reduction in his responsibilities or duties under the employment agreement or a material reduction in his salary or bonus, we are required to pay Mr. Berger severance payments equal to twelve months’ annual salary at the rate in effect immediately prior to such termination of employment. These severance payments are payable in semi-monthly intervals. Mr. Berger has also agreed to neither compete with us nor solicit our employees during the term of his employment and through his twelve month severance period. At our option, we may extend the term of his severance period and his agreement not to compete with us or solicit our employees for up to four additional years if, during each such extension, Mr. Berger is paid an amount equal to the greater of either $150,000 or one half his annual salary in effect at the time of his termination.

Mr. Whitmore’s agreement provides that he will serve as our President and Chief Executive Officer for an initial term running through the third anniversary of the effective date of this offering, which is automatically extended for successive one-year periods unless we or Mr. Whitmore gives notice to the other of an intention not to extend the term. Mr. Whitmore’s employment agreement provides for an annual base salary of $350,000 which will be reviewed annually and may be increased by our compensation committee in its sole discretion. Mr. Whitmore is also entitled to a performance bonus of up to 50% of his annual salary if we meet EBITDA and revenue targets set forth in his employment agreement as well as a special performance bonus based upon a percentage of the amount by which we exceed such EBITDA targets. Furthermore, our compensation committee may also award Mr. Whitmore bonuses unrelated to the performance targets set forth in this employment agreement or may revise such targets in its sole discretion. Mr. Whitmore’s employment agreement also provides that he will be eligible to participate in healthcare plans, deferred compensation and retirement benefit programs generally available to our executives. If we terminate Mr. Whitmore’s employment without cause or if Mr. Whitmore voluntarily terminates his employment due to a material reduction in his responsibilities or duties under the employment agreement, the relocation of his primary work site to a site more than fifty miles from his original work site or a material breach of the employment agreement by us, we are required to pay Mr. Whitmore severance payments equal to twelve month’s annual salary at the rate in effect immediately prior to such termination of employment. Such severance payments are payable in semi-monthly intervals. Upon such a termination of employment, we are also required to pay Mr. Whitmore a pro rata portion (based upon the portion of the year up to and including the date of termination) of any bonus he otherwise would have received for such year had he not been terminated and to provide him and his dependents with continued coverage under our health, welfare and retirement plans for 12 months. Mr. Whitmore has also agreed to neither compete with us nor solicit our employees during the term of his employment and through his twelve month severance period. At our option, we may extend the term of this severance period and his agreement not to compete with us or solicit our employees for up to four additional years if, during each such extension, Mr. Whitmore is paid an amount equal to one half his annual salary in effect at the time of his termination.

We have also entered into employment agreements with John D. Redden, Jr., Ronald R. Rabena, Bruce A. Gelting, William A. Torzolini, Richard L. Finley and Mark P. Desrosiers, all of which will be effective as of the closing of this offering. Each of these employment agreements provides for an initial two-year term, with an automatic one year extension on each anniversary of the agreement, unless either party provides advance written notice of its intent to terminate the agreement. Under their respective agreements, John D. Redden, Jr., Ronald R. Rabena, Bruce A. Gelting, William A. Torzolini, Richard L. Finley and Mark P. Desrosiers will receive annual base salaries of $200,000, $211,000, $175,000, $220,000, $195,000 and $200,000, respectively, and each will receive contributions to qualified and non-qualified retirement plans, insurance programs and perquisites comparable to those provided to our other executives. Each of these executives is also entitled to participate in bonus and other incentive compensation as determined by our compensation committee. If we terminate one of these executives’ employment without cause or if one of these executives terminates his employment upon a change of control of us which results in a material reduction in his responsibilities or duties under the employment agreement, a change in the executive’s job title, the relocation of his primary work site to a site more than fifty miles from his original work site or a material reduction in his salary, we are required to pay such executive an amount equal to the salary that otherwise would have been payable through the remaining term of the agreement or twelve months’ salary, whichever is greater. Such severance payments are payable in installments pursuant to our normal payroll procedures. If such termination occurs on a date six or more months into the fiscal year, we are required to pay the executive a pro rata portion (based upon the portion of the year up to and including the date of termination) of any bonus he otherwise would have received for such year had he not been terminated. Each of the executives agrees not to compete with us and not to solicit our customers or employees during the term of his or her employment and through this severance period. At our option, we may extend the term of this severance period and his agreement not to compete with us or solicit our employees for up to three additional years if, during each such extension, the executive is paid an amount equal to one half his annual salary in effect at the time of his termination.

Management Bonus Plan

We have adopted a bonus plan for our key management employees with performance targets established at the beginning of each fiscal year. Bonus awards are equal to a percentage of a key employee’s annual salary as determined based upon specified goals for our performance and the performance of the employee. No bonus under the plan will be paid unless we attain a minimum level of EBITDA. For key management employees in the business development and marketing areas, the bonus is equal to a stated dollar amount per hour, based upon sales. With respect to the business development and marketing bonuses, if we do not attain a minimum level of EBITDA, we may adjust the bonus amount.

401(k) Plan

We maintain a 401(k) savings plan. The 401(k) savings plan is intended to qualify under Section 401(a) and 401(k) of the Internal Revenue Code. All of our non-highly compensated employees are eligible to make salary reduction contributions pursuant to the 401(k) plan. A participant may contribute a maximum of 15% of his or her salary through payroll deductions (up to the statutorily prescribed annual limit). We determine the level of any discretionary matching contributions on an annual basis. The 401(k) savings plan may be amended or terminated by us at any time, in our sole discretion.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation which will take effect upon completion of this offering will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for any liability arising from:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	any acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends and certain other actions prohibited by Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws will further require us to indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law.

Prior to the closing of this offering, we will have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our certificate of incorporation. These agreements, among other things, require us to indemnify these directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of that person’s services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of transactions since January 1, 2001 to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements that are described under “Management.” In addition, described below are certain transactions between us and our promoters.

Relationship with Gryphon Investors

We were formed in 1998 at the direction of Gryphon Investors as a vehicle to acquire companies to consolidate the fragmented contract security guard services business. Gryphon Investors is controlled by Mr. Andrews, who is one of our directors.

We have paid to Gryphon Advisors, L.P. a base quarterly management fee of 2.0% per annum of the total cumulative cash equity capital invested in us by Gryphon SpectaGuard Partners, L.P. and its affiliates for advisory and consulting services pursuant to a written advisory agreement. The base quarterly management fee of 2.0% per annum of the total cumulative cash equity capital invested in us by Gryphon Partners II, L.P. and Gryphon Partners II-A, L.P. is paid to Gryphon Advisors II, LLC. Pursuant to the advisory agreement, Gryphon Advisors, L.P. and Gryphon Advisors II, LLC are also entitled to reimbursements from us for all of their reasonable out-of-pocket costs and expenses incurred in connection with the performance of their obligations under the advisory agreement. Aggregate amounts paid to Gryphon Advisors, L.P. and Gryphon Advisors II, LLC were $265,000, $854,000 and $796,000 for the years ended December 31, 1999, 2000 and 2001, respectively, and $442,000 for the six months ended June 30, 2002.

If we consummate any significant acquisitions prior to this offering, Gryphon Advisors, L.P. will be entitled to receive a fee from us for investment banking services in connection with the acquisition. The fee is equal to 1.0% of the aggregate consideration payable by us and our affiliates in connection with such acquisition, not to exceed $1,000,000.

Our advisory agreement with Gryphon Advisors, L.P. will be terminated upon the consummation of this offering. Gryphon Advisors, L.P. will receive a termination payment of $2.375 million.

Prior Transactions

Formation of SpectaGuard Acquisition LLC

In connection with the formation of SpectaGuard Acquisition LLC in January 1998, we issued 5,461,800 common shares of SpectaGuard Acquisition LLC to Gryphon SpectaGuard Partners, L.P. pursuant to a contribution and sale agreement. In connection with this transaction, we also entered into the advisory agreement with Gryphon Advisors, L.P. described above and paid a fee to Gryphon Advisors, L.P. in the amount of $295,000.

Effective Holdings Transaction

In connection with the acquisition of the Effective Security business in December 1998, we paid a fee to Gryphon Advisors, L.P. in the amount of $333,000 pursuant to the advisory agreement described above and issued 6,657,849 common shares of SpectaGuard Acquisition LLC to Gryphon SpectaGuard Partners, L.P.

Allied Security Transaction

In connection with the acquisition of the Allied Security business in March 2000 through the merger between AS Acquisition Corp. and a wholly-owned subsidiary of SpectaGuard Acquisition LLC, we:

•	issued 8,507,822 common shares of SpectaGuard Acquisition LLC and 11,345.67 Series B preferred shares of SpectaGuard Acquisition LLC to Gryphon SpectaGuard II, Inc. for cash;

•	issued 7,476,581 common shares of SpectaGuard Acquisition LLC and 9,970.38 Series B preferred shares of SpectaGuard Acquisition LLC to Gryphon SpectaGuard Partners, L.P. for cash;

•	issued 13,978.83 Series B preferred shares of SpectaGuard Acquisition LLC to Gryphon SpectaGuard Partners, L.P. in the recapitalization of SpectaGuard Acquisition LLC; and

•	paid a fee to Gryphon Advisors, L.P. in the amount of $1,460,000 pursuant to the advisory agreement described above.

Restructuring Transactions

Immediately prior to this offering, we will engage in the restructuring transactions described below, all pursuant to a contribution and restructuring agreement, which are designed to facilitate the offering by converting the limited liability company through which we have been operating into a corporation. To that end, we will issue shares of our common stock to the members of SpectaGuard Acquisition LLC in return for their ownership interests in SpectaGuard Acquisition LLC:

•
Members of SpectaGuard Acquisition LLC that are party to the restructuring agreement, other than Gryphon SpectaGuard II, Inc. and any member who is employed by us or any of our subsidiaries as of the closing of this offering, will contribute their interests in the LLC to us and we will issue shares of our common stock and redeemable common stock to such members for their LLC interests.

•	In connection with these contributions, assuming an initial public offering price of $ per share:

•	Gryphon SpectaGuard Partners, L.P. will receive shares of common stock and shares of redeemable common stock, which will be redeemed in cash from the proceeds of this offering for $ ;

•	Ares Leveraged Investment Fund, L.P. will receive shares of common stock and shares of redeemable common stock, which will be redeemed in cash from the proceeds of this offering for $ ;

•	Ares Leveraged Investment Fund II, L.P. will receive shares of common stock and shares of redeemable common stock, which will be redeemed in cash from the proceeds of this offering for $ ;

•	Jay T. Snider will receive shares of common stock and shares of redeemable common stock, which will be redeemed in cash from the proceeds of this offering for $ ;

•	Albert J. Berger will receive shares of common stock;

•	William C. Whitmore will receive shares of common stock;

•	Mark P. Desrosiers will receive shares of common stock;

•	Richard Finley will receive shares of common stock;

•	John D. Redden, Jr. will receive shares of common stock; and

•	Ronald R. Rabena will receive shares of common stock.

•
Gryphon SpectaGuard II, Inc., a corporation wholly owned by Gryphon Partners II, L.P. and Gryphon Partners II-A, L.P., will be merged into us and, as merger consideration, we will issue common stock and redeemable common stock to Gryphon Partners II, L.P. in the aggregate amount of $            and common stock and redeemable common stock to Gryphon Partners II-A, L.P. in the aggregate amount of $            , each assuming an initial public offering price of $            . The shares of redeemable common stock will be redeemed in cash from the proceeds of this offering for $            .

•
Members of SpectaGuard Acquisition LLC who are or will be employed by us or any of our subsidiaries as of the closing of this offering will not receive any shares of redeemable common stock, but will instead receive, in exchange for shares of preferred stock held by them, a number of shares of our common stock that have an aggregate value equal to the accrued value of the shares of preferred stock held by them prior to the closing of this offering.

•	SpectaGuard Acquisition LLC will merge into one of our wholly-owned subsidiaries, as a result of which SpectaGuard Acquisition LLC will become one of our wholly-owned subsidiaries.

•
In the SpectaGuard merger, we will issue shares of our common stock and redeemable common stock to all remaining holders of SpectaGuard Acquisition LLC interests as merger consideration and all outstanding options and warrants of SpectaGuard Acquisition LLC will be converted into options and warrants to purchase our common stock.

Loans to Management

On March 1, 2000, Albert J. Berger borrowed $400,000 from us pursuant to a promissory note, due December 31, 2002 and bearing interest at the rate of 10% per year. This loan was made to enable Mr. Berger to purchase 425,182 common shares and 567 preferred shares of SpectaGuard Acquisition LLC, which will be exchanged for              shares of our common stock, assuming an initial public offering price of $             per share. The promissory note provides that, upon an event of default, we may repurchase our shares for $1.00 and the difference between the share value and $1.00 shall then be credited against all amounts due. On April 19, 2001, Mr. Berger repaid $200,000 of the original amount outstanding. As of June 30, 2002, Mr. Berger owed us $253,350, including accrued but unpaid interest. It is currently anticipated that this loan will be repaid in full concurrently with the consummation of this offering by the cancellation of a number of shares of preferred stock held by Mr. Berger that have an accrued value equal to the total amount of principal and accrued unpaid interest outstanding under the loan as of the closing of this offering.

On March 1, 2000, Daniel C. Weaver, our former chief financial officer, borrowed $67,875 from us pursuant to a promissory note, due December 31, 2006 and bearing interest at the rate of 10% per year. This loan was made to enable Mr. Weaver to purchase 91,617 common shares and 122.18 preferred shares of SpectaGuard Acquisition LLC, which will be exchanged for              shares of our common stock and              shares of our redeemable common stock, assuming an initial public offering price of $             per share. The redeemable common stock will be redeemed from proceeds of this offering for $            . The promissory note provides that, upon an event of default, we may repurchase our shares for $1.00 and the difference between the share value and $1.00 shall then be credited against all amounts due. As of June 30, 2002, Mr. Weaver owed us $83,900, including accrued but unpaid interest.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify such individuals to the fullest extent permitted by Delaware law. See “Management — Limitation on Liability and Indemnification Matters” on page 58.

Future Transactions

We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, if any, between us and our officers, directors and principal stockholders will be approved by a majority of our board of directors, including a majority of the independent, disinterested outside directors of the board and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table contains information regarding the beneficial ownership of our common stock as of June 30, 2002, as adjusted to reflect the sale of              shares of our common stock in this offering, for each of the following persons:

•	each person or entity who is known by us to beneficially own prior to this offering, five percent or more of our common stock;

•	each selling stockholder;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Unless otherwise indicated, and subject to community property laws where applicable, to our knowledge each of the persons named in the table have sole voting and investment power with respect to all of the shares of common stock shown held by them. In calculating beneficial and percentage ownership, all shares of common stock that a named stockholder or specified group will have the right to acquire within 60 days of June 30, 2002 upon exercise of stock options are deemed to be outstanding for purpose of computing the ownership of such stockholder, but are not deemed to be outstanding for the purpose of computing the percentage of common stock owned by any other stockholder. Each stockholder’s share holding and percentage of ownership in the following table is based upon an aggregate of 37,857,531 common shares of SpectaGuard Acquisition, LLC outstanding as of June 30, 2002 that will be exchanged for shares of our common stock pursuant to our restructuring as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 28, and an additional              shares outstanding immediately after completion of this offering and assumes:

•
the consummation of our restructuring transactions, including the issuance of an aggregate of              shares of our common stock for a portion of the Series B shares of SpectaGuard Acquisition LLC and an effective split of              common units of SpectaGuard Acquisition LLC for              shares of our common stock;

•
an initial public offering price of $             per share, the midpoint of the range of the estimated initial public offering price of $             and $             set forth on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us; and

•	that no shares are purchased in this offering by the person or group listed below and no exercise by the underwriters of their over-allotment option.

Unless otherwise indicated, the address of each beneficial owner listed below is care of: Allied Security, Inc., 3606 Horizon Drive, King of Prussia, PA 19406.

	Shares Beneficially Owned Prior to Offering (1)		Shares Being Offered in the Over-Allotment Option (2)	Shares Beneficially Owned After Offering Assuming No Exercise of the Over-Allotment Option(1)		Shares Beneficially Owned After Offering Assuming Full Exercise of the Over-Allotment Option (1)
Name	Number	Percent		Number	Percent	Number	Percent
5% Stockholders:
Gryphon SpectaGuard Partners, L.P. (3)(4)		%			%		%
Gryphon Partners II, L.P. (3)(5)
Gryphon Partners II-A, L.P. (3)(5)
Jay T. Snider (6)
Ares Leveraged Investment Fund, L.P. (7)
Ares Leveraged Investment Fund II, L.P.(8)
Directors and Executive Officers:
Albert J. Berger (9)
William C. Whitmore, Jr. (10)
Mark P. Desrosiers (11)
Richard Finley (12)
Ronald R. Rabena (13)
John D. Redden, Jr. (14)
R. David Andrews (3)
Kurtis J. Kaull (3)
Williard E. Lynn (3)
Nicholas A. Orum (3)
M.G. Rose (15)
Michael J. Van Handel (16)
Donna L. Weaver (17)
All directors and executive officers as a group (11 persons)
Other Selling Stockholders:
Antares Capital Corporation (18)
Jeffrey Freed (19)
Daniel C. Weaver (20)
Massachusetts Mutual Life Insurance Company (21)
MMCI Subsidiary Trust (22)
MMPI Subsidiary Trust (23)
CM Life Insurance Company (24)
Anthony Brenner (25)

*	Less than 1% of the outstanding common stock.

(1)
The shares of common stock underlying warrants or options that are exercisable as of June 30, 2002 or that will become exercisable within 60 days thereafter are deemed to be outstanding for the purpose of calculating the beneficial ownership of the holder of those warrants or options, but are not deemed to be outstanding for the purpose of computing the beneficial ownership of any other person.

(2)	Assumes full exercise of the over-allotment option

(3)	The address of each of the Gryphon entities and affiliated individuals is One Embarcadero Center, Suite 2750, San Francisco, California 94111.

(4)
Gryphon SpectaGuard Partners, L.P. is a Delaware limited partnership the general partner of which is Gryphon SpectaGuard Advisors, L.P., a Delaware limited partnership which may be deemed to beneficially share ownership of the common stock beneficially owned by Gryphon SpectaGuard Partners, L.P.

(5)
Gryphon Partners II, L.P. and Gryphon Partners II-A, L.P. are Delaware limited partnerships the general partner of which is Gryphon GenPar II, L.P., a Delaware limited liability company which may be deemed to beneficially share ownership of the common stock beneficially owned by these Gryphon Partnerships.

(6)	The address of Mr. Snider is 621 Old Gulph Road, Bryn Mawr, Pennsylvania 19010.

(7)
Ares Leveraged Investment Fund, L.P. is a Delaware limited partnership the general partner of which is Ares Management, L.P., a Delaware limited partnership which may be deemed to beneficially share ownership of the common stock beneficially owned by Ares Leveraged Investment Fund, L.P. The address of Ares Leveraged Investment Fund, L.P. and Ares Management, L.P. is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067. Ares Leveraged Investment Fund, L.P. holds a portion of our senior subordinated notes.

(8)
Ares Leveraged Investment Fund II, L.P. is a Delaware limited partnership the general partner of which is Ares Management II, L.P., a Delaware limited partnership which may be deemed to beneficially share ownership of the common stock beneficially owned by Ares Leveraged Investment Fund II, L.P. The address of Ares Leveraged Investment Fund II, L.P. and Ares Management II, L.P. is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067. Ares Leveraged Investment Fund II, L.P. holds a portion of our senior subordinated notes.

(9)
Berger Holdings L.P. is a Delaware limited partnership, the general partner of which is Albert J. Berger. Mr. Berger may be deemed to beneficially own the shares of common stock held by Berger Holding L.P. As of June 30, 2002, includes             shares subject to exercisable options. Does not include an aggregate of             shares subject to options not exercisable as of June 30, 2002 or within 60 days thereafter.

(10)	As of June 30, 2002, includes shares subject to exercisable options. Does not include an aggregate of shares subject to options not exercisable as of June 30, 2002 or within 60 days thereafter.

(11)	As of June 30, 2002, includes shares subject to exercisable options. Does not include an aggregate of shares subject to options not exercisable as of June 30, 2002 or within 60 days thereafter.

(12)	As of June 30, 2002, includes shares subject to exercisable options. Does not include an aggregate of shares subject to options not exercisable as of June 30, 2002 or within 60 days thereafter.

(13)	As of June 30, 2002, includes shares subject to exercisable options. Does not include an aggregate of shares subject to options not exercisable as of June 30, 2002 or within 60 days thereafter.

(14)	As of June 30, 2002, includes shares subject to exercisable options. Does not include an aggregate of shares subject to options not exercisable as of June 30, 2002 or within 60 days thereafter.

(15)	The address of Mr. Rose is 161 East Chicago Avenue, Apt. 58J2, Chicago, IL 60611.

(16)	The address of Mr. Van Handel is 5301 North Ironwood Road, Milwaukee, WI 53217.

(17)	The address of Ms. Weaver is 6316 South Helena, Spokane, WA 99223.

(18)	The address of Antares Capital Corporation is 311 S. Wacker Drive, Chicago, IL 60606. Antares Capital Corporation is a lender under our existing credit facility.

(19)	The address of Mr. Freed is 7025 Mountain Gate Drive, Bethesda, MD 20817.

(20)	The address of Mr. Weaver is 3870 NE 127th Circle, Vancouver, WA 98686.

(21)	The address of Massachusetts Mutual Life Insurance Company is 1295 State Street, Springfield, MA 01111 Massachusetts Mutual Life Insurance Company holds a portion of our senior subordinated notes.

(22)	The address of MMCI Subsidiary Trust is 1295 State Street, Springfield, MA 01111. MMCI Subsidiary Trust holds a portion of our senior subordinated notes.

(23)	The address of MMPI Subsidiary Trust is 1295 State Street, Springfield, MA 01111. MMPI Subsidiary Trust holds a portion of our senior subordinated notes.

(24)	The address of CM Life Insurance Company is 1295 State Street, Springfield, MA 01111. CM Life Insurance Company holds a portion of our senior subordinated notes.

(25)	The address of Mr. Brenner is c/o Cross Link Capital Inc., Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

Upon completion of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, $0.001 par value, 25,000,000 shares of redeemable common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. For more information, see “Certain Relationships and Related Transactions” on page 60. The description of our capital stock below and certain provisions of our charter documents is not complete and is qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Common Stock

As of June 30, 2002, there were 37,857,531 common shares of SpectaGuard Acquisition, LLC outstanding that will be exchanged for shares of our common stock pursuant to our restructuring as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 28, which number excludes              shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2002,              shares of our common stock available for future issuance under our stock option plan as of June 30, 2002 and                  shares of our common stock underlying warrants outstanding as of June 30, 2002. Upon completion of this offering, there will be              shares of our common stock outstanding, assuming no exercise of outstanding options and warrants. The following summarizes the rights of holders of our common stock:

Voting

•	one vote for each share held of record on all matters submitted to a vote of stockholders;

•	no cumulative voting rights;

•	election of directors by plurality of votes cast; and

•	approval of all matters by majority of votes cast.

Dividends

•	subject to preferential dividend rights of outstanding shares of preferred stock, if any, common stockholders are entitled to received declared dividends; and

•	the board of directors may only declare dividends out of legally available funds.

Additional Rights

•
subject to the preferential liquidation rights of outstanding shares of preferred stock, if any, common stockholders are entitled to receive ratably net assets, available after the payment of all debts and liabilities, upon our liquidation, dissolution or winding up;

•	no preemptive rights;

•	no subscription rights;

•	no redemption rights;

•	no sinking fund rights; and

•	no conversion rights.

The rights and preferences of common stockholders are subject to the rights of the holders of any series of preferred stock we may issue in the future.

Redeemable Common Stock

In connection with our restructuring transactions, which will be consummated immediately prior to the offering,              shares of redeemable common stock will be issued, assuming an initial public offering price of $             per share, the midpoint of the range of the estimated initial public offering price of $             and $             set forth on the cover page of this prospectus. Upon completion of this offering, all shares of our redeemable common stock outstanding will be redeemed using the net proceeds from the offering. The rights, preferences and privileges of holders of our redeemable common stock are identical to those of holders of common stock, except that the redeemable common stock is subject to mandatory redemption upon the consummation of the offering of shares of common stock pursuant to this prospectus.

Preferred Stock

Upon the consummation of our restructuring transactions immediately prior to the offering, there will be no shares of preferred stock outstanding. Our board of directors, without any further vote or action by our stockholders, has the authority to issue up to an aggregate of 5,000,000 shares of preferred stock from time to time, in one or more classes or series or shares, on terms that it may determine, including among other things:

•	its dividend rate;

•	its liquidation preference;

•	whether or not the shares will be convertible into, or exchangeable for, any other securities; and

•	whether or not the shares will have voting rights, and, if so, determine the extent of the voting powers and the conditions under which the shares will vote as a separate class.

We believe that our board of directors’ ability to issue preferred stock on such a wide variety of terms will enable the preferred stock to be used for important corporate purposes, such as financing acquisitions or raising additional capital. However, were it inclined to do so, our board of directors could issue all or part of the preferred stock with, among other things, substantial voting power or advantageous conversion rights. This stock could be issued to persons deemed by our board of directors likely to support our current management in a context for control of us, either as a precautionary measure or in response to a specific takeover threat. We have no current plans to issue preferred stock for any purpose.

Registration Rights

We have entered into a registration rights agreement with certain holders of our common stock. This agreement provides these holders with certain rights with respect to the registration of their shares under the Securities Act, as described below. As part of our restructuring transactions, all prior registration rights of holders of interests in SpectaGuard Acquisition LLC will be terminated and all registration rights will be as provided below. Holders of warrants to purchase shares of our common stock will be entitled to registration rights in connection with the shares obtained upon exercise of their warrants, provided that upon such exercise they agree in writing to be bound by the terms and conditions of the registration rights agreement.

Demand Registration Rights.    At any time after the date of the final prospectus relating to this offering, Gryphon SpectaGuard Partners, L.P., Gryphon Partners II, L.P. and Gryphon Partners II-A, L.P. can request that we register all or a portion of the shares held by them, so long as the total offering price of the shares to the public is at least $2.0 million. We will be required to file a registration statement in response to a demand registration requested by the Gryphon entities by the later of 30 days after we receive the request for such registration and the date the lock-up agreement entered into in connection with this offering expires or is terminated. We will be required to file no more than three registration statements in response to the demand registration rights held by these Gryphon entities.

At any time after the date of the final prospectus relating to this offering, any of Massachusetts Mutual Life Insurance Company, MMCI Subsidiary Trust, MMPI Subsidiary Trust, Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P. or T/Spectag, LLC can request that we register 33.3% of the shares of our common stock acquired by them in the restructuring transactions in respect of warrants of SpectaGuard Acquisition LLC held by them prior to the restructuring transactions. We will be required to file a registration statement in response to a demand registration requested by these entities by the date the lock-up agreement entered into in connection with this offering by these entities expires or is terminated, unless a later date is requested. At any time prior to the first anniversary of this offering, Massachusetts Mutual Life Insurance Company, MMCI Subsidiary Trust, MMPI Subsidiary Trust, Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P. or T/Spectag, LLC may request that we file a registration statement to register another 33.3% of the shares of our common stock acquired by them in the restructuring transactions in respect of warrants of SpectaGuard Acquisition LLC held by them prior to the restructuring transactions. We will be required to file a registration statement in response to such a request by the date that is three months after the effective date of the previous registration statement filed in response to a request from these entities. We will be required to keep effective for three months any registration statement filed in response to a request from Massachusetts Mutual Life Insurance Company, MMCI Subsidiary Trust, MMPI Subsidiary Trust, Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P. or T/Spectag, LLC described above.

Piggyback Registration Rights.    If we register any securities for public sale, holders of our shares who are parties to the registration agreement will have the right to include their shares in the registration statement, subject to the ability of the underwriters to limit the number of shares included in the offering because of market conditions. However, this right does not apply to this offering, any registration statement relating to any of our employee benefit plans or a corporate reorganization or any registration statement filed in response to a demand registration request from Massachusetts Mutual Life Insurance Company, MMCI Subsidiary Trust, MMPI Subsidiary Trust, Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P. or T/Spectag, LLC.

Form S-3 Registration Rights.    Holders of our common stock who are parties to the registration rights agreement can request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the total price of the shares offered to the public is at least $500,000. We are not required to file more than three registration statements on Form S-3 in any 12-month period pursuant to a registration requested by Gryphon SpectaGuard Partners, L.P., Gryphon Partners II, L.P. and Gryphon Partners II-A, L.P., one registration statement on Form S-3 in any 12-month period pursuant to a registration requested by the holders of a majority of the shares held by Massachusetts Mutual Life Insurance Company, MMCI Subsidiary Trust, MMPI Subsidiary Trust, Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P. and T/Spectag, LLC (for so long as at least 25% of the shares held by such entities as of the closing of this Offering continue to be held by them), or one registration statement on Form S-3 in any 12-month period pursuant to a registration requested by any other holder. Any registration effected pursuant to the exercise of the demand rights described above reduces the number of registrations on Form S-3 that we are required to effect for Gryphon SpectaGuard Partners, L.P., Gryphon Partners II, L.P. and Gryphon Partners II-A, L.P. in any such period. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the registration would be seriously detrimental to our stockholders and us.

We will pay all of the expenses, except underwriters’ and brokers’ discounts and commissions, incurred in connection with the registrations described above. The registration rights described above will expire with respect to a particular stockholder if it can sell all of its shares in a three month period following this offering under Rule 144 of the Securities Act. All holders of registrable securities have agreed not to make any demand for, or exercise any right with respect to, their registration rights until 180 days following the date of this prospectus without the consent of Morgan Stanley & Co. Incorporated.

Limitations on Liability

Our certificate of incorporation upon completion of this offering will provide that none of the directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends and certain other actions prohibited by Delaware General Corporation Law; and

•	any transaction from which the director derived any improper personal benefits.

The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

Our certificate of incorporation will also contain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

We currently have directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

Corporate Governance Provisions of Our Certificate of Incorporation and Bylaws

The existence of the following provisions in our certificate of incorporation and bylaws upon completion of this offering could make it more difficult for third parties to acquire or attempt to acquire control of us or substantial amounts of our common stock. These provisions may also have the effect of preventing changes in our management.

Classified Board of Directors.    Upon the closing of this offering our certificate of incorporation will provide for the division of our board of directors into three classes. Each class must be as nearly equal in number as possible. Additionally, each class must serve a three-year term, except for the first term of Class 3, which will end as of the annual meeting in 2003 and the first term of Class 2, which will end as of the annual meeting in 2004. The terms of each class are staggered so that each term ends in a different year over a three-year period. A director may only be removed for cause and only by the vote of more than 50% of the shares entitled to vote for the election of directors.

Advance Notice.    Our bylaws will require that advance written notice of all director nominations or other business matters proposed to be brought before an annual meeting of stockholders be delivered to our secretary at our principal executive office not later than 60 days nor more than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year’s annual meeting of stockholders. This provision may make it more difficult for stockholders to nominate or elect directors or take action opposed by our board.

Special Meetings.    Our certificate of incorporation and bylaws will provide that special meetings of the stockholders may be called by our Secretary at the direction of the affirmative vote of a majority of the total number of then authorized directors.

No Stockholder Action by Written Consent.    Our certificate of incorporation will provide that stockholders entitled to take action on any matter may act solely at a meeting of stockholders duly called and held in accordance with law and our certificate of incorporation and bylaws and may not act by a consent or consents in writing. Accordingly, our stockholders will not be able to take action by written consent in lieu of a meeting. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management.

Indemnification of Directors and Officers.    Our certificate of incorporation and bylaws will provide a right to indemnification to the fullest extent permitted by law for expenses, attorney’s fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any person whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that he or she is or was our director or officer or while our director or officer, is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the Delaware General Corporation Law. Our certificate of incorporation and bylaws also provide for the advancement of expenses to an indemnified party. Additionally, we may indemnify any employee or agent of ours to the fullest extent permitted by law. Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

Anti-Takeover Effects of Delaware Law

After this offering is completed, Section 203 of the Delaware General Corporation Law will apply to us. Section 203 of the Delaware General Corporation Law generally prohibits specific business combinations between a Delaware corporation and an interested stockholder. An interested stockholder is generally defined as a person who, together with any affiliates or associates of such person, beneficially owns, or within three years did own, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The statute broadly defines business combinations to include:

•	mergers;

•	consolidations;

•
sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation or aggregate market value of all outstanding stock of the corporation; and

•	certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

The statute prohibits any such business combination for a period of three years commencing on the date the interested stockholder becomes an interested stockholder, unless:

•	the business combination is approved by the corporation’s board of directors prior to the date the interested stockholder becomes an interested stockholder;

•
the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by certain employee stock plans, in the transaction in which it becomes an interested stockholder; and

•
the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

The Delaware General Corporation Law contains provisions enabling a corporation to avoid Section 203’s restrictions if stockholders holding a majority of the corporation’s voting stock approve an amendment to the corporation’s certificate of incorporation or bylaws to avoid the restrictions. In addition, the restrictions contained in Section 203 are not applicable to any of our existing stockholders. We have not and do not currently intend to elect out of the application of Section 203 of the Delaware General Corporation Law.

Transfer Agent and Registrar

Stocktrans, Inc. is the transfer agent and registrar for our common stock. Its phone number is (610) 649-7300.

Listing

We have applied to list our common stock on The Nasdaq National Market under the symbol “ALYD.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities. Upon the completion of this offering, we will have              shares of common stock outstanding. The number of shares of common stock to be outstanding after this offering is based on the number of common shares of SpectaGuard Acquisition, LLC outstanding as of June 30, 2002 that will be exchanged for shares of our common stock pursuant to our restructuring as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 27, and excludes options and warrants to purchase common shares of SpectaGuard Acquisition LLC outstanding as of June 30, 2002, which will be converted to options and warrants to purchase              shares of our common stock pursuant to our restructuring, of which              shares will be vested and eligible for sale 180 days after the date of this prospectus.

Of the outstanding shares, the              shares sold in this offering and any shares sold upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction under the Securities Act, except that any shares held by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining              shares of common stock will be deemed “restricted securities” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for a resale under Rule 144 or Rule 701 promulgated under the Securities Act. These rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144 and Rule 701, additional shares will be available for sale in the public market as follows:

Number of Shares	Date
After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares will be freely tradable under Rule 144 (subject, in some cases, to volume limitations).

After 180 days from the date of this prospectus, the 180-day lock-up will be released and these shares will be freely tradable under Rule 701 (subject, in some cases to repurchase by us and volume limitations).

After 180 days from the date of this prospectus, these restricted securities will have been held for less than one year and will not yet be freely tradable under Rule 144; however              of these shares will become freely tradable under Rule 144 (subject, in some cases, to volume limitations) during the 45-day period after the end of such 180-day period.

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

In addition, under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate,” is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by “affiliates” under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Option Plan

Following the restructuring transactions to be consummated immediately prior to the offering, options to purchase a total of              shares of common stock will be outstanding. We intend to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issuable under our stock option plans. Accordingly, in general, shares of common stock underlying these options held by non-affiliates will be eligible for sale in the public markets, subject to vesting and eligibility restrictions or the lock-up agreements described below. See “Management — Executive Compensation” on page 53 .

Lock-up Agreements

We have agreed, and each of our officers and directors and holders of substantially all of our common stock have agreed, subject to specified exceptions, not to, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, pledge, sell, contract to sell, sell any option or contract to purchase, lend or otherwise transfer or dispose, directly or indirectly, any shares of our common stock any securities convertible into or exercisable or exchangeable for our common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, during the 180-day period following the date of this prospectus. Morgan Stanley & Co. Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. See “Underwriters” on page 77.

Registration Rights

Following this offering, under specified circumstances and subject to customary conditions, holders of              shares of our outstanding common stock will have demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require us to register their shares of common stock under the Securities Act, and rights to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act unless held by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock — Registration Rights” on page 67.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a beneficial owner of shares other than:

•	A citizen or resident of the United States;

•	A corporation, partnership or other entity created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•
A trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	A trust that existed on August 20, 1996, was treated as a U.S. person on August 19, 1996, and elected to be treated as a U.S. person.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States income tax laws such as a:

•	Controlled foreign corporation;

•	Passive foreign investment company;

•	Foreign personal holding company;

•	Company that accumulates earnings to avoid U.S. federal income tax;

•	Foreign tax-exempt organization;

•	Financial institution;

•	Broker or dealer in securities; or

•	Former U.S. citizen or resident.

This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

We urge prospective non-United States investors to consult their tax advisors regarding the United States federal, state, local and non-United States income and other tax considerations with respect to acquiring, holding and disposing of shares of our common stock.

Dividends

In general, any distributions we make to you with respect to your shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30.0% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility, for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined under the Internal Revenue Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of our common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of our common stock.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States and, if any of certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30.0%, or a lower rate specified by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•
The gain is effectively connected with your conduct of a trade or business within the United States and, if any of certain income tax treaties apply, is attributable to a U.S. permanent establishment you maintain;

•
You are an individual, you hold your shares of our common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•
We are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding the disposition or your holding period for your shares of our common stock, more than 5.0% of our common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax, as discussed above, also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30.0% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of our common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons at a rate of 30.0% (with scheduled reductions through 2006 and a scheduled increase to 31.0% in 2011) of the gross amount. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of our common stock through a U.S. broker or the United States office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold at a rate of 30.0% (with scheduled reductions through 2006 and a scheduled increase to 31.0% in 2011) of that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption. Information reporting and backup withholding, if the appropriate certification is not provided, also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States.

Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal tax purposes, of the United States at the time of his or her death will be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITERS

Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., Robert W. Baird & Co. Incorporated and UBS Warburg LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Bear, Stearns & Co. Inc.
Robert W. Baird & Co. Incorporated
UBS Warburg LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions would be $             and the total proceeds to us would be $             and the total proceeds to the selling stockholders would be $            .

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

We have applied for quotation of our common stock on the Nasdaq National Market under the symbol “ALYD.”

Each of us, our directors, executive officers, certain of our other stockholders and the selling stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 180 days after the date of this prospectus:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•
the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transaction by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

•
certain gratuitous transfers by any person other than us to family member, trusts and/or controlled entities of such person in connection with estate planning or charitable contributions, provided that each transferee also agrees to the restrictions described above.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We, the selling stockholders and the underwriters have each agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately              shares of common stock to our directors, officers, employees, customers and other business associates. There can be no assurance that any of the reserved shares will be purchased. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were:

•	our record of operations, our current financial position and future prospects;

•	the experience of our management;

•	sales, earnings and certain of our other financial and operating information in recent periods; and

•	the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated statements of earnings, stockholders’ equity and cash flows of AS Acquisition Corporation and subsidiaries for the year ended June 30, 1999 included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge (and copies may be obtained at prescribed rates) at the public reference facility of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov.

We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act. As a result, we will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. The periodic reports, proxy statements and other information we will file will be available for inspection and copying at the Securities and Exchange Commission public reference facilities and the web site of the Securities and Exchange Commission referred to above.

INDEX TO FINANCIAL STATEMENTS

SPECTAGUARD ACQUISITION LLC

Audited Financial Statements
All other schedules called for under Regulation S-X are not submitted because they are not applicable, not required, or because the required information is not material, or is included in the financial statements or notes thereto.

Unaudited Financial Statements
Unaudited Condensed Consolidated Balance Sheets at December 31, 2001 and June 30, 2002	F-21
Unaudited Condensed Consolidated Statement of Operations for six months ended June 30, 2001 and 2002	F-22
Unaudited Condensed Consolidated Statement of Cash Flows for six months ended June 30, 2001 and 2002	F-23
Notes to Condensed Consolidated Financial Statements	F-24

ALLIED SECURITY, INC.

Audited Financial Statements
Report of Independent Auditors	F-33
Balance Sheet at July 11, 2002	F-34
Statement of Cash Flows for the one-day period ended July 11, 2002	F-35
Notes to Financial Statements	F-36

AS Acquisition Corporation

Audited Financial Statements

Unaudited Financial Statements
Unaudited Consolidated Statement of Earnings for six months ended December 31, 1999	F-44
Unaudited Statement of Cash Flows for six months ended December 31, 1999	F-45
Notes to Consolidated Financial Statements	F-46

REPORT OF INDEPENDENT AUDITORS

Management Committee
SpectaGuard Acquisition LLC

We have audited the accompanying consolidated balance sheets of SpectaGuard Acquisition LLC as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial schedule listed in the Index to Financial Statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SpectaGuard Acquisition LLC at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    Ernst & Young LLP
Philadelphia, Pennsylvania
March 15, 2002

SPECTAGUARD ACQUISITION LLC

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)

	December 31
	2000	2001

Assets
Current assets:
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowance for doubtful accounts of $1,972 and $1,908	56,211	62,752
Deferred tax asset	5,173	2,581
Prepaid expenses and other	1,064	604
Current assets of discontinued operations	1,048	—

Total current assets	63,496	65,937
Property and equipment, net	8,834	9,377
Goodwill, net of accumulated amortization of $7,915 and $13,255	98,884	93,544
Customer lists, net of accumulated amortization of $7,352 and $12,293	40,986	36,045
Covenants not to compete, net of accumulated amortization of $405 and $876	4,602	4,131
Other assets	3,359	2,339
Net long-term assets of discontinued operations	235	—

Total assets	$220,396	$211,373

Liabilities and members’ equity
Current liabilities:
Current maturities of long-term debt	$5,875	$6,543
Accounts payable	3,030	4,361
Accrued expenses	16,894	16,148
Accrued income taxes	3,184	5,883
Accrued claims	10,067	6,682
Accrued payroll and related payroll taxes	13,919	16,867
Unearned income	2,260	7,537

Total current liabilities	55,229	64,021
Long-term debt	109,386	101,926
Deferred income taxes	13,266	9,532
Other long-term liabilities	5,897	8,374
Series A redeemable preferred shares, 1,000,000 shares authorized, 3,000 shares issued and outstanding at December 31, 2000 and 2001; liquidation preference of $3,575 at December 31, 2001	3,250	3,575
Members’ equity:
Series B preferred shares, 9,000,000 shares authorized, 46,918 and 46,967 shares issued and outstanding at December 31, 2000 and 2001, respectively; liquidation preference of $59,764 at December 31, 2001	52,356	59,764
Common shares, 80,000,000 shares authorized, 37,748,232 and 37,817,421 shares issued and outstanding at December 31, 2000 and 2001, respectively	5,571	5,582
Additional paid-in-capital	901	901
Accumulated other comprehensive loss	—	(3,644)
Accumulated deficit	(25,460)	(38,658)

Total members’ equity	33,368	23,945

Total liabilities and members’ equity	$220,396	$211,373

See accompanying notes.

SPECTAGUARD ACQUISITION LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Year ended December 31
	1999	2000	2001

Revenues	$168,863	$368,424	$450,474
Cost of revenues	142,318	307,374	374,210

	26,545	61,050	76,264
Branch and corporate overhead expenses	17,928	40,940	48,169
Depreciation and amortization	6,690	14,210	16,073

Operating income	1,927	5,900	12,022
Interest expense, net	5,692	12,756	13,909

Loss before income tax expense (benefit), discontinued operations, and extraordinary item	(3,765)	(6,856)	(1,887)
Income tax expense (benefit)	(705)	(437)	2,860

Loss before discontinued operations and extraordinary item	(3,060)	(6,419)	(4,747)

(Loss) income from discontinued operations	207	(572)	(767)

Loss before extraordinary item	(2,853)	(6,991)	(5,514)
Extraordinary loss on early extinguishment of debt	—	(2,847)	—

Net loss	(2,853)	(9,838)	(5,514)
Preferred stock dividends	—	(6,468)	(8,729)

Net loss applicable to common shareholders	$(2,853)	$(16,306)	$(14,243)

Basic and diluted earnings (loss) per share applicable to common shareholders:
Loss before extraordinary item and discontinued operations	$(0.16)	$(0.37)	$(0.36)
Discontinued operations	0.01	(0.02)	(0.02)
Extraordinary item	—	(0.08)	—

Loss per share	$(0.15)	$(0.47)	$(0.38)

Weighted average number of common shares outstanding	18,898,709	34,525,095	37,782,827
Pro forma basic and diluted earnings (loss) per share applicable to common shareholders (unaudited):
Loss before extraordinary item and discontinued operations
Extraordinary item
Discontinued operations
Loss per share
Pro forma weighted average shares of common stock outstanding

See accompanying notes.

SPECTAGUARD ACQUISITION LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
For years ended December 31, 2001, 2000, and 1999
(Dollars in thousands, except share data)

	Series B Preferred Shares		Common Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Members’ Equity
	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 1998	—	$—	18,895,466	$18,895	$400	$—	$(1,390)	$17,905
Stock issuances	—	—	6,485	7	—	—	—	7
Net loss	—	—	—	—	—	—	(2,853)	(2,853)

Balance at December 31, 1999	—	—	18,901,951	18,902	400	—	(4,243)	15,059
Stock issuances	308	308	286,770	88	—	—	—	396
Shares issued in connection with acquisition	24,570	24,570	18,424,533	2,730	—	—	—	27,300
Conversion of subordinated debt	180	180	134,978	20	—	—	—	200
Series B preferred stock dividend	21,860	21,860	—	(16,169)	—	—	(5,691)	—
Warrants issued in connection with debt	—	—	—	—	501	—	—	501
Accretion of preferred stock to redemption value	—	5,438	—	—	—	—	(5,688)	(250)
Net loss	—	—	—	—	—	—	(9,838)	(9,838)

Balance at December 31, 2000	46,918	52,356	37,748,232	5,571	901	—	(25,460)	33,368
Stock issuances	49	49	69,189	11	—	—	—	60
Accretion of preferred stock to redemption value	—	7,359	—	—	—	—	(7,684)	(325)
Net loss	—	—	—	—	—	—	(5,514)	(5,514)
Cumulative effect of adoption of SFAS 133, as of January 1, 2001						(1,828)		(1,828)
Decrease in fair value of hedge	—	—	—	—	—	(1,816)	—	(1,816)

Comprehensive loss								(9,158)

Balance at December 31, 2001	46,967	$59,764	37,817,421	$5,582	$901	$(3,644)	$(38,658)	$23,945

See accompanying notes.

SPECTAGUARD ACQUISITION LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	December 31
	1999	2000	2001
Cash flows from operating activities
Net loss	$(2,853)	$(9,838)	$(5,514)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,690	14,210	16,073
Deferred income tax benefit	(614)	(181)	(1,142)
Extraordinary loss	—	2,847	—
Accretion of interest	210	410	526
Loss on sale of electronics division	—	—	227
Changes in assets and liabilities (net of impact of acquired companies):
Accounts receivable	(753)	(7,893)	(6,426)
Other current assets and liabilities, net	650	739	8,461
Accounts payable and accrued expenses	127	(2,447)	2,518
Other, net	(52)	4,421	(686)

Net cash provided by operating activities	3,405	2,268	14,037
Cash flows from investing activities
Consideration paid for acquisition of businesses, net of cash acquired	(3,193)	(85,179)	(2,424)
Proceeds from sale of electronics division	—	—	840
Purchase of property and equipment, net	(2,996)	(4,578)	(5,395)
Other	—	—	200

Net cash used in investing activities	(6,189)	(89,757)	(6,779)
Cash flows from financing activities
Net (payments) borrowings on Revolving Loan portion of Credit Facilities	2,607	2,611	(1,000)
Repayment of Term Loans of Credit Facilities	(1,000)	(1,825)	(6,209)
Principal repayment of long-term debt on date of acquisition of business	—	(52,334)	—
Proceeds from long-term debt for acquisition of business, net of financing costs incurred of $2,712	—	111,729	—
Contributed capital	6	27,429	60
Other	(151)	(121)	(109)

Net cash (used in) provided by financing activities	1,462	87,489	(7,258)

Net change in cash and cash equivalents	(1,322)	—	—
Cash and cash equivalents at beginning of year	1,322	—	—

Cash and cash equivalents at end of year	$—	$—	$—

See accompanying notes.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

1.    Organization and Basis of Presentation

SpectaGuard Acquisition LLC (the “Company”) was formed on December 11, 1997, and acquired certain assets and liabilities of the SpectaGuard Group on January 23, 1998. The Company provides contract security officer services to commercial organizations throughout the United States. The consolidated financial statements of the Company include the accounts of SpectaGuard Acquisition LLC and its wholly owned subsidiaries, which are (i) Effective Holdings, Inc. and its wholly owned subsidiaries, SpectaGuard of NY, Inc. (formerly Effective Security Systems, Inc.) and Effective Management Services, Inc. (collectively, “Effective”) and (ii) AS Acquisition Corporation (“Allied”) and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

The majority owners of the Company are Gryphon SpectaGuard Partners, L.P. and Gryphon SpectaGuard II, Inc., entities controlled by Gryphon Partners, L.P. (“Gryphon”).

The Company operates under one segment (i.e. security services) under the name of Allied Security nationally and also as SpectaGuard in northeast United States.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments with original maturities of three months or less.

Accounts Receivable

The Company’s customers are located throughout the United States. The Company grants credit to its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts which management believes to be sufficient to cover potential credit losses and estimated billing adjustments.

Property and Equipment

Property and equipment are recorded at cost. Leasehold improvements are amortized over the respective lives of the leases or the service lives of the improvements, whichever is shorter. Depreciation of property and equipment is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. The useful lives are as follows: building—40 years; building improvements—15 years; leasehold improvements—10 years; vehicles—3 years; uniforms—3 years; computer equipment—3 to 5 years; office furniture, fixtures, and equipment—5 years.

Goodwill

Goodwill is recorded at the amount by which the purchase price exceeds the identifiable net assets of acquired businesses and is being amortized under the straight-line method over 20 years.

Management reviews the carrying value of goodwill on an ongoing basis. When factors indicate that goodwill may be impaired, management uses an estimate of the undiscounted future cash flows over the remaining life of the asset in measuring whether the goodwill is recoverable. If such an analysis indicates that impairment has occurred, the carrying value of the goodwill is written down to its discounted cash flow.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. The Company adopted SFAS No. 142 effective January 1, 2002. During the first half of fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and has not yet determined what effect, if any, this initial test will have on the future earnings and financial position of the Company. An impairment charge, if any, from this initial test will be reported as a change in accounting principle. A reconciliation of net loss had goodwill not been amortized pursuant to SFAS No. 142 is as follows (in thousands):

	Year Ended December 31
	1999	2000	2001
Net loss as reported	$(2,853)	$(9,838)	$(5,514)
Elimination of goodwill amortization	1,890	4,485	5,340

Adjusted net loss	$(963)	$(5,353)	$(174)

Adjusted basic and diluted loss per share applicable to common shareholders	$(.05)	$(.34)	$(.24)

Customer Lists and Covenants Not to Compete

The value of the customer lists acquired is being amortized under the straight-line method over periods of 9 to 13 years. Covenants not to compete are being amortized over 10 years, which is the term of the agreements.

Revenue Recognition

The Company recognizes revenue in the period in which services are provided. Unearned income represents amounts received from customers in advance of performing the related services.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), encourages entities to record compensation expense for stock-based employee compensation plans at fair value but provides the option of measuring compensation expense using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company has elected to account for stock-based compensation in accordance with APB 25. Pro forma results of operations as if SFAS 123 had been used would not be materially different from reported results of operations.

Financial Instruments

The carrying value of short-term financial instruments, such as cash equivalents, accounts receivable, accounts payable and accrued expenses, approximates their fair value based on the short-term maturities of these instruments.

Loss Per Common Share

Basic earnings per share is calculated by dividing income (loss) applicable to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share is calculated by dividing income (loss) applicable to common shareholders by the weighted average common shares for the period plus the dilutive effect (unless such effect is anti-dilutive) of equity instruments. No exercise of stock options, stock purchase warrants, or convertible securities was assumed for all periods presented because the assumed exercise of those securities would be antidilutive.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ from such estimates.

Reclassifications

Certain amounts in the prior-year consolidated financial statements have been reclassified to conform to their current-year presentation.

Statements of Cash Flows

The following noncash transactions have been excluded from the consolidated statement of cash flows for the years ended December 31, 2000 and 2001:

	Year Ended December 31,
	2000	2001
	(In Thousands)
Cumulative effect of adoption of SFAS 133, as of January 1, 2001	$—	$1,828
Decrease in fair value of interest rate hedge on long-term debt		$1,816
Issuance of member shares for note payable	$468	$—
Issuance of shares of Series A Preferred stock in connection with acquisition of Allied	$3,000	$—
3.    Acquisition

On February 29, 2000, the Company acquired all of the outstanding common shares of Allied. The acquisition was accounted for using the purchase method of accounting; accordingly, the final purchase price has been allocated to the assets acquired and liabilities assumed based upon the fair value at the date of acquisition. The total estimated cost of the acquisition was approximately $105.5 million and was allocated as follows (in thousands):

Net working capital	$31,958
Property and equipment	3,257
Other liabilities, net	(28,276)
Goodwill	65,798
Customer lists	27,738
Noncompete agreement	5,007

$105,482

In connection with the acquisition of Allied, the two former key executives entered into covenant-not-to-compete agreements with the Company. The term of the agreements is ten years. In consideration for these individuals entering into these agreements, the Company will pay $4,000,000 (plus reimbursement of certain benefits) to each individual over the term of the agreements. Upon a change in control (as defined in the covenant-not-to compete agreements), the remaining payments will be accelerated and paid on the date that the

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

change in control occurs. Payments under the covenant-not-to-compete agreement are subordinated to the Company’s Credit Facility (see Note 6) and have been appropriately discounted and recorded as part of the purchase price.

Unaudited pro forma results of operations of the Company are as follows assuming the acquisition of Allied and the related Series B Preferred share dividend and refinancing of the Company’s credit facility had occurred at the beginning of the period presented (in thousands):

	Year ended December 31
	1999	2000
Revenues	$373,045	$405,208
Loss before extraordinary item	(11,705)	(7,838)
Net loss	(11,705)	(10,685)
Loss per common share applicable to common shareholders	(0.51)	(0.48)

4.    Accounts Receivable

Accounts receivable consist of the following (in thousands):

	December 31
	2000	2001
Billed receivables	$47,352	$51,233
Unbilled receivables	8,859	11,519

Accounts receivable, net	$56,211	$62,752

Unbilled receivables represent work performed for which the invoice has not been sent to the customer. Substantially all unbilled receivables are invoiced to the customer in the month following the month in which service was performed.

5.    Property and Equipment

Property and equipment, excluding items related to the discontinued electronics division (Note 15), consist of the following (in thousands):

	December 31
	2000	2001
Buildings and building improvements	$292	$6
Land and leasehold improvements	1,210	1,262
Vehicles	172	148
Uniforms	8,548	7,926
Computer equipment	3,417	4,354
Office furniture, fixtures, and equipment	2,476	2,724

	16,115	16,420
Less: Accumulated depreciation	7,281	7,043

Property and equipment, net	$8,834	$9,377

Depreciation expense for the years ended December 31, 1999, 2000, and 2001 was approximately $2,948,000, $4,268,000, and $4,982,000, respectively.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Indebtedness

The Company’s long-term debt is summarized as follows (in thousands):

	December 31
	2000	2001
Senior Term Loan A, variable rate (5.16% and 9.79% at December 31, 2001 and 2000, respectively), due through March 2005	$30,375	$24,864
Senior Term Loan B, variable rate (5.66% and 10.29% at December 31, 2001 and 2000, respectively), due through March 2007	38,800	38,101
Revolving Loan, variable rate (5.57% and 9.94% at December 31, 2001 and 2000, respectively), due March 2005	16,000	15,000
12.5% Senior Subordinated Note, plus 1.5% PIK (paid in kind) interest, due 2008	29,926	30,453
Other	160	51

	115,261	108,469
Less: current maturities	5,875	6,543

	$109,386	$101,926

In connection with the acquisition of Allied (see Note 3), the Company’s then-existing credit facility was amended and restated on February 29, 2000 and all debt under the facility was paid off through a new credit facility (“Credit Facility”) aggregating $135 million. The new facility provides for $32 million (Term Loan A) and $39 million (Term Loan B) of borrowings. Principal payments of Term Loan A are due through March 2005, and principal payments of Term Loan B are due through March 2007. Each note shall bear interest on the outstanding principal balance at a rate per annum equal to the LIBOR or Base rate, as defined, plus an applicable margin.

In addition to the senior term loans, the facility has an acquisition line of $20 million (which expires on March 31, 2002) and a revolving loan of $44 million (including up to $10 million of letters of credit availability). The Company is limited in what can be borrowed based upon qualified accounts receivable and a pro forma cash flow calculation as defined in the Credit Facility. The Credit Facility contains various financial covenants, and the Company was in compliance with all financial covenants at December 31, 2001. All of the Company’s assets and shares are pledged as collateral for the Credit Facility. Amounts outstanding on the Revolving Loans are due at the earlier of March 31, 2005 or 90 days after which the Senior Term Loans are paid in full. Interest is payable based either on the LIBOR or Base rate, as defined, plus an applicable margin. Subsequent to December 31, 2001, the Company reduced its outstanding Revolving Loan, which is not currently due as stated above, from cash generated from operating activities.

In addition to the senior term loans discussed above, the Company borrowed $30 million of subordinated debt in connection with the Allied transaction. The terms include 12.5% cash interest and 1.5% PIK (paid in kind) interest over 8 years (due February 29, 2008). The lenders also received 3,855,000 warrants to purchase common shares. The Company estimated the fair value of these warrants to be $501,150, resulting in a debt discount which is being amortized to interest expense over term of the debt.

Based on the borrowing rates currently available for loans with similar terms and maturities, the fair value of the long-term debt was approximately $118 million at December 31, 2001. The fair value of the Company’s long-term debt approximated its carrying value at December 31, 2000.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of long-term debt for the succeeding five fiscal years are as follows (in thousands):

2002	$6,543
2003	7,983
2004	9,289
2005	31,203
2006	18,404
2007 and thereafter	35,047

$108,469

Interest paid on all indebtedness was $13.4 million, $10.9 million and $5.5 million for the years ended December 31, 2001, 2000, and 1999, respectively.

During January 1998, the Company issued $5.5 million of 10% Subordinated Notes (“Subordinated Notes”) which were due in December 2006. Interest on these notes was payable quarterly. During the period ended December 31, 1998, $1.2 million of Subordinated Notes were converted into common shares. There were no conversions of Subordinated Notes during the period ended December 31, 1999. In connection with the March 1, 2000 acquisition of Allied, an additional $200,000 was converted to common and preferred stock and the balance of the subordinated debt was repaid with the proceeds of the new senior and subordinated debt.

During November 1998, the Company issued $10 million aggregate principal amount of variable rate Subordinated Notes Payable. These notes payable were sold at a purchase price equal to 85.28% of principal, and the discount was being recognized as a component of interest expense over the term of the debt. This subordinated debt was also repaid in connection with the Allied transaction.

In connection with the repayment of all debt on the date of the Allied transaction, the Company recorded an extraordinary loss of $2.8 million.

7.    Derivatives and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. This standard requires that all derivative financial instruments, such as interest rate swap contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them.

The Company uses derivative financial instruments principally to manage a portion of the risk that changes in interest rates will affect the amount of its future interest payments. The Company has two interest rate protection instruments with financial institutions that effectively convert a portion of its floating rate debt to a fixed rate. Under the interest rate protection instruments, the Company pays an amount equal to the specified fixed-rate of interest (6.4% and 6.7%) multiplied by the notional principal amount ($31,650,000 and $20,000,000), and receives a variable rate of interest (3-month LIBOR) multiplied by the same notional principal amount. These interest rate swaps mature in June 2005 and March 2005. No other cash payments are made unless the contract is terminated prior to maturity. Pursuant to SFAS No. 133, the Company accounts for the interest rate protection instruments as a cash flow hedge, which is highly effective. As of December 31, 2001, the interest rate swaps are reflected at fair value of ($3,644,000) and are included in other long-term liabilities. The Company has not experienced any ineffectiveness with its interest rate swaps and, accordingly, has not recognized any gains or losses in its earnings.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Contingent Liabilities and Commitments

In the normal course of operations, various legal claims are filed against the Company. The Company has provided for certain of these claims based upon insurance coverages, management’s judgment, and the advice of counsel. In the opinion of management, the ultimate outcome of these actions is not expected to have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

9.    Income Taxes

The members of SpectaGuard Acquisition LLC have elected to be treated as a partnership for both federal and state income tax purposes. In accordance with applicable regulations, taxable income or loss of the Company is required to be reported in the income tax returns of the Company’s members in accordance with the limited liability operating agreement. Accordingly, no provision has been made on the Company’s financial statements for income taxes related to the income of SpectaGuard; however, taxable income and the related provision for income taxes for Effective and Allied are recognized at the corporate level.

Effective is taxed under Subchapter C of the Internal Revenue Code. Allied was taxed under Subchapter C of the Internal Revenue Code prior to its acquisition by the Company on February 29, 2000. Following the Company’s acquisition of the stock of Allied, Allied has continued to be taxed under Subchapter C of the Internal Revenue Code. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of the net deferred tax liability are as follows (in thousands):

	December 31
	2000	2001
Deferred tax assets:
Accrued claims	$3,577	$3,214
Allowance for doubtful accounts	585	627
Vacation accrual	743	670
Net operating loss carryforward	1,878	918
Tax credits	442	695
Other	55	11

Gross deferred tax assets	7,280	6,135

Deferred tax liabilities:
Depreciation	(1,007)	(1,470)
Customer lists	(13,271)	(11,598)
Other	(1,095)	(18)

Gross deferred tax liabilities	(15,373)	(13,086)

Net deferred tax liability	$(8,093)	$(6,951)

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision (benefit) for income taxes consists of the following (in thousands):

	December 31
	1999	2000	2001
Current:
Federal	$(153)	$(218)	$3,502
State	62	(38)	500

	(91)	(256)	4,002
Deferred:
Federal	(624)	282	(999)
State	10	(463)	(143)

	(614)	(181)	(1,142)

	$(705)	$(437)	$2,860

A reconciliation of the Company’s income tax expense (benefit) from continuing operations is as follows (in thousands):

	Year ended December 31
	1999	2000	2001
Tax at statutory rate	$(1,267)	$(2,400)	$(660)
State taxes, net of federal benefit	47	(316)	232
Non-deductible items	9	4	126
Job tax credits	—	(313)	(412)
Operating results of SpectaGuard Acquisition LLC not taxed at corporate level	506	2,588	3,574

	$(705)	$(437)	$2,860

At December 31, 2001, Effective has a federal net operating loss carryforward for federal and state purposes of approximately $2,300,000, which expires beginning in 2019.

Income taxes paid (refunds) were approximately $19,000, ($988,000), and $742,000 for the years ended December 31, 1999, 2000, and 2001.

10.    Leases

The Company has commitments under operating leases for certain equipment and facilities used in its operations. Total rental expense for the years ended December 31, 1999, 2000, and 2001 was approximately $1,282,000, $3,165,000, and $3,982,000, respectively.

Future minimum rental payments required under those operating leases that have an initial or remaining noncancelable lease term in excess of one year are as follows (in thousands):

2002	$2,643
2003	2,229
2004	1,308
2005	913
2006	668
Thereafter	351

$8,112

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Members’ Equity

The total number of authorized Preferred shares is 20 million at December 31, 2000 and 2001. Of the total authorized, 1 million are designated as Series A, 9 million are designated as Series B, and 10 million are undesignated, which the management committee has the authority to issue in one or more series.

The Series A Preferred shares accrue dividends at the rate of 10% compounded annually. These dividends are cumulative and accrue on the last day of each fiscal year. The dividends accrue regardless of whether there are funds legally available for the payment of such dividends and regardless of whether such dividends are declared. Cumulative dividends in arrears at December 31, 2001 were $575,000 and are included in the carrying amount of the Series A Preferred shares. Dividends accrued for the year ended December 31, 2001 were $325,000.

The Series A Preferred Shareholders are entitled to a liquidation preference of face value of their investment plus any cumulative dividends in arrears upon any liquidation, dissolution, or winding up of the LLC. The Series A Preferred shares are redeemable by the holders on February 28, 2011 (the “redemption date”) at the face value of the Series A Preferred shares plus any cumulative dividends in arrears. The Company may, at its option, redeem the Series A Preferred shares prior to the redemption date. Upon a change in control (as defined), redemption of the Series A Preferred shares is accelerated and the redemption price is payable on the date of the change in control. Since Series A redeemable Preferred shares are redeemable upon the option of the holder, the redemption amount has been classified outside of members’ equity.

The Series B Preferred shares accrue dividends at the rate of 14% compounded annually. These dividends are cumulative and accrue on the last day of each fiscal year. The dividends accrue regardless of whether there are funds legally available for the payment of such dividends and regardless of whether such dividends are declared. Cumulative dividends in arrears at December 31, 2001 were $12,797,000 and are included in the carrying amount of the Series B Preferred shares. Dividends accrued for the year ended December 31, 2001 were $7,359,000.

The Series B Preferred Shareholders are entitled to a liquidation preference of face value of their investment plus any cumulative dividends in arrears upon any liquidation, dissolution, or winding up of the LLC. The Company may, at its option, redeem the Series B Preferred shares at any time. Upon a change in control (as defined), redemption of the Series B Preferred shares is accelerated and the redemption price is payable on the date of the change in control. The rights of the Series B Preferred shares rank junior to the Series A Preferred shares with regard to dividends, liquidation, and redemption.

On February 29, 2000, the Management Committee approved a dividend to those holders of Common shares of record as of February 18, 2000 in the amount of one share of Series B Preferred for each 867 Common shares held by each holder on the record date. In connection with the Common share dividend, 21,860 of Series B Preferred shares were issued.

12.    Stock Options

In connection with the formation of the Company, the Board of Directors established the 1997 Employee Share Option/Share Issuance Plan. Subsequently, a 1998 Employee Share Purchase/Share Issuance Plan was also established (collectively, the “Share Plans”). Under the Share Plans, shares of the Company’s common stock or options to purchase shares of the Company’s common stock may be offered for purchase or issuance to employees and consultants of the Company. A combined maximum 3,164,677 shares or options to purchase shares were authorized under the Share Plans plus additional options granted to executives through contractual dilution protection outside of the Share Plans. Options that are granted have a contractual life of ten years.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options granted under the Share Plans are designated as either service, performance, or special performance in accordance with the provisions of the Share Plans. Service options vest ratably over a five-year period from the date of grant. The performance options vest seven years from the date of grant; however, vesting is accelerated if the Company achieves certain financial targets. The special performance options vest seven years from the date of grant; however, vesting is accelerated if a certain return on investment of the majority member is achieved. Options are granted at the fair market value on the date of grant, which was $1.00 per share for all common options granted prior to February 29, 2000 and $.15 per share for all common options granted subsequent to February 29, 2000. The fair market value is determined by the Management Committee of the Company. A change in control may result in acceleration of some or all options pursuant to the terms of the Share Plans.

In connection with the acquisition of Allied (see Note 3), all holders of common share options on February 29, 2000 received a contingent stock dividend of one share of Series B Preferred for each 867 options outstanding to purchase common shares. Upon exercise of the option, the optionholder would receive the common shares and a dividend of Series B Preferred of $1,000 per share plus the right to receive accrued but unpaid dividends (when declared) on the Series B Preferred shares as if such optionholder had exercised his or her option on the date of the Allied acquisition. If such exercises had occurred as of December 31, 2001, approximately 4,562 shares of Series B Preferred would have been issued. The cumulative dividends in arrears assuming all optionholders exercised their options as of December 31, 2001 was $1,245,000.
The following table summarizes the Company’s stock option activity to purchase common shares under the Company’s Share Plans:

	Service	Performance	Special Performance	Total	Weighted Average Exercise Price
Outstanding at December 31, 1998	544,620	753,165	724,254	2,022,039	$1.00
Granted	5,500	28,500	16,700	50,700	$1.00
Exercised	(2,400)	(4,085)	—	(6,485)	$1.00
Forfeited	(1,200)	(6,725)	(3,600)	(11,525)	$1.00

Outstanding at December 31, 1999	546,520	770,855	737,354	2,054,729	$1.00
Granted	1,192,077	886,216	698,821	2,777,114	$.87
Exercised	(3,100)	(6,015)	—	(9,115)	$1.00
Forfeited	(8,600)	(52,096)	(28,000)	(88,696)	$.94

Outstanding at December 31, 2000	1,726,897	1,598,960	1,408,175	4,734,032	$.86
Granted	35,001	36,000	32,999	104,000	$.15
Exercised	(9,800)	(3,389)	—	(13,189)	$.18
Forfeited	(27,600)	(109,326)	(64,633)	(201,559)	$.70

Outstanding at December 31, 2001	1,724,498	1,522,245	1,376,541	4,623,284	$.85

Exercisable at December 31, 1999	106,274	22,583	—	128,857

Exercisable at December 31, 2000	576,579	119,679	—	696,258

Exercisable at December 31, 2001	1,008,471	224,424	—	1,232,895

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Stock Warrants

At December 31, 2001, there are a substantial number of outstanding warrants to purchase shares of SpectaGuard Acquisition, LLC as set forth below:

	Amount		Shares	Exercise Price	Remaining Life(1)
Warrants issued to affiliates of William E. Myers & Co.(2)	351,163	(3)	Common	$1.00	6.1 years
	470,578	(4)	Common	$1.00	6.9 years
	813,894		Common	$.15	8.2 years
	132	(5)	Series A	$1,000	8.2 years
	1,085	(5)	Series B	$1,000	8.2 years
Warrants issued to shareholders of AS Acquisition Corp. in connection with acquisition	674,215	(6)	Common	$.15	8.2 years
Warrants issued to lenders	3,855,000	(6)	Common	$.01	6.2 years

(1)	As of December 31, 2001.
(2)
Includes adjustments with respect to the number of shares issuable upon the exercise of such warrants and the exercise price of such warrants, made pursuant to the anti-dilution provisions in the warrant agreements with affiliates of William E. Myers & Co., for option exercises through December 31, 2001.

(3)
Upon exercise of these warrants, the holder is entitled to receive the common shares subject to the warrant and a Series B preferred share dividend of one Series B preferred share for each 867 common shares issued for a maximum aggregate of 405 Series B preferred shares. Cumulative dividends in arrears, assuming these warrants were exercised as of December 31, 2001, were $110,000.

(4)
Upon exercise of these warrants, the holder is entitled to receive the common shares subject to the warrant and a Series B preferred share dividend of one Series B preferred share for each 867 common shares issued for an aggregate maximum of 543 Series B preferred shares. Cumulative dividends in arrears, assuming these warrants were exercised as of December 31, 2001, were $148,000.

(5)	Cumulative dividends in arrears, assuming these warrants were exercised as of December 31, 2001, were $297,000.
(6)
The fair value of the warrants issued to the shareholders of Allied in connection with the acquisition of Allied was recorded as a part of the purchase price of the acquisition. The fair value of the warrants issued to lenders resulted in a debt discount which is being amortized over the term of the debt.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Related Party Transactions

Gryphon charges the Company an administrative fee for management services that Gryphon performs on behalf of the Company. The total expense incurred by the Company related to this fee for the years ended December 31, 1999, 2000 and 2001 was approximately $243,000, $790,000 and $720,000 respectively, which has been included in branch and corporate overhead expenses on the Consolidated Statements of Operations. Amounts due Gryphon for these services were $167,000 and $204,000 at December 31, 2000 and 2001, respectively.

The Company reimburses Gryphon for certain costs that Gryphon incurs in connection with its services to the Company. The amounts reimbursed for the years ended December 31, 1999, 2000 and 2001 were $22,000, $64,000, and $76,000 respectively.

The Company capitalized transaction fees and expenses paid to Gryphon in February 2000 in connection with the acquisition of Allied in the amount of approximately $1,500,000.

The Company has a note receivable from an executive and stockholder, which is due December 31, 2002 in the amount of approximately $243,000 with interest payable of 10%.

15.    Sale of Electronics Division

During 2001, the Company sold all of its rights, title, and interest in certain assets used in the operations of its electronics division to The Protection Bureau, Inc. for a total price of approximately $840,000, subject to adjustment during 2002 for customers not retained by the buyer.

Pursuant to APB No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” the consolidated financial statements of the Company have been reclassified to reflect the sale of the electronics division. Accordingly, the net sales, costs and expenses, and assets of the electronics division have been excluded from the respective captions in the Consolidated Statements of Operations and Consolidated Balance Sheets. The net operating results of the electronics division have been reported as net current and long-term assets of discontinued operations.

Summarized financial information for the electronics division is as follows (in thousands):

	December 31
	2000	2001
Accounts receivable, net of deposits	$487	$—
Other current assets	561	—
Property, plant, and equipment, net	235	—

Total assets of the electronics division	1,283	—

	Year ended December 31
	1999	2000	2001
Net sales	$4,102	$4,000	$3,188

(Loss) income from discontinued operations	$207	$(572)	$(767)

SPECTAGUARD ACQUISITION LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The loss of $767,000 associated with the electronics division reflected in the fiscal 2001 Consolidated Statement of Operations includes a loss on the disposal of the division of $227,000 and operating losses of the division from January 1, 2001 through the disposal date of $540,000.

16.    Subsequent Events

In March 2002, the Management Committee initiated a plan to restructure the Company’s legal structure in contemplation of a planned initial public offering of the common stock of the restructured company.

17.    Pro Forma Financial Information (Unaudited)

Pro forma net loss per share amounts are based on the weighted average number of shares outstanding during the period after giving effect to the redemption and conversion into common stock of the Series A and Series B Preferred Stock assuming each redemption and conversion had occurred at the beginning of the period presented. No exercise of stock options or warrants was assumed for all periods presented because the assumed exercise of those securities would be anti-dilutive.

Pro forma loss per share applicable to common stockholders reflects federal and state income taxes as if the Company had been taxed as a corporation for the periods presented. Income tax expense (benefit) would have been $(1,053,000), $(928,000) and $986,000 for the years ended 1999, 2000 and 2001, respectively. Upon the completion of the contemplated restructuring, the previously untaxed LLC will be converted to a C corporation. As a result, a one-time income tax benefit of approximately $781,000 would have been recorded had the conversion occurred on January 1, 2001.

SPECTAGUARD ACQUISITION LLC

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
	(In Thousands)
Year ended December 31, 1999:
Allowance for doubtful accounts	$478	251	(125)	$604
Year ended December 31, 2000:
Allowance for doubtful accounts	$604	2,049	(681)	$1,972
Year ended December 31, 2001:
Allowance for doubtful accounts	$1,972	859	(923)	$1,908

SPECTAGUARD ACQUISITION LLC

CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)

	December 31, 2001	June 30, 2002
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowance for doubtful accounts of $1,908 and $2,266	62,752	57,686
Deferred tax asset	2,581	2,268
Prepaid expenses and other	604	1,868

Total current assets	65,937	61,822
Property and equipment, net	9,377	9,329
Goodwill, net of accumulated amortization of $13,255	93,544	93,544
Customer lists, net of accumulated amortization of $12,293 and $14,800	36,045	33,538
Covenants not to compete, net of accumulated amortization of $876 and $1,128	4,131	3,879
Other assets	2,339	2,167

Total assets	$211,373	$204,279

Liabilities and members’ equity
Current liabilities:
Current maturities of long-term debt	$6,543	$7,237
Accounts payable	4,361	4,088
Accrued expenses	16,148	17,553
Accrued income taxes	5,883	7,266
Accrued claims	6,682	6,627
Accrued payroll and related payroll taxes	16,867	18,056
Unearned income	7,537	7,434

Total current liabilities	64,021	68,261
Long-term debt	101,926	90,394
Deferred income taxes	9,532	8,694
Other long-term liabilities	8,374	8,043
Series A redeemable preferred shares, 1,000,000 shares authorized, 3,000 shares issued and outstanding at December 31, 2001 and June 30, 2002; liquidation preference of $3,754 at June 30, 2002	3,575	3,754
Members’ equity:
Series B preferred shares, 9,000,000 shares authorized, 46,967 and 46,977 shares issued and outstanding at December 31, 2001 and June 30, 2002; liquidation preference of $63,947 at June 30, 2002	59,764	63,947
Common shares, 80,000,000 shares authorized, 37,817,421 and 37,857,531 shares issued and outstanding at December 31, 2001 and June 30, 2002, respectively	5,582	5,596
Additional paid-in-capital	951	951
Unearned compensation	(50)	(50)
Accumulated other comprehensive loss	(3,644)	(3,754)
Accumulated deficit	(38,658)	(41,557)

Total members’ equity	23,945	25,133

Total liabilities and members’ equity	$211,373	$204,279

See accompanying notes to condensed consolidated financial statements.

SPECTAGUARD ACQUISITION LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Dollars in thousands, except share and per share data)

	Six month period ended June 30
	2001	2002
Revenues	$215,744	$247,906
Cost of revenues	179,406	206,990

	36,338	40,916
Branch and corporate overhead expenses	24,986	25,256
Depreciation and amortization	7,984	5,596

Operating income	3,368	10,064
Interest expense, net	6,936	5,994

Income (loss) before income tax expense and discontinued operations	(3,568)	4,070
Income tax expense	5,408	1,024

Income (loss) before discontinued operations	(8,976)	3,046

Loss from discontinued operations	(263)	—

Net income (loss)	(9,239)	3,046
Preferred stock dividends	(4,364)	(4,956)

Net loss applicable to common shareholders	$(13,603)	$(1,910)

Basic and diluted loss per share applicable to common shareholders:
Loss before discontinued operations	$(.35)	$(.05)
Discontinued operations	(.01)	—

Loss per share	$(.36)	$(.05)

Weighted average number of common shares outstanding	37,779,030	37,837,476
Pro forma basic and diluted earnings (loss) per share available to common shareholders:
Loss before extraordinary item and discontinued operations
Extraordinary item
Discontinued operations
Loss per share
Pro forma weighted average shares of common stock outstanding

See accompanying notes to condensed consolidated financial statements

SPECTAGUARD ACQUISITION LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	Six month period ended June 30
	2001	2002
Cash flows from operating activities
Net income (loss)	$(9,239)	$3,046
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,439	2,667
Amortization	5,545	2,929
Deferred income tax benefit	129	(525)
Accretion of interest	225	231
Changes in assets and liabilities:
Accounts receivable	5,581	5,066
Accounts payable and accrued expenses	(6,448)	(291)
Net assets of discontinued operations	(326)	—
Other, net	12,100	711

Net cash provided by operating activities	10,006	13,834
Cash flows from investing activities
Purchase of property and equipment, net	(2,847)	(2,619)

Net cash used in investing activities	(2,847)	(2,619)
Cash flows from financing activities
Net repayment of borrowings on Credit Facilities	(7,175)	(11,052)
Distributions to members	—	(161)
Other	16	(2)

Net cash used in financing activities	(7,159)	(11,215)

Net change in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	$—	$—

See accompanying notes to condensed consolidated financial statements.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
June 30, 2002

1.    Basis of Presentation/Organization

SpectaGuard Acquisition LLC (the “Company”) was formed on December 11, 1997, and acquired certain assets and liabilities of the SpectaGuard Group on January 23, 1998. The Company provides security services to commercial organizations throughout the United States. The consolidated financial statements of the Company include the accounts of SpectaGuard Acquisition LLC and its wholly owned subsidiaries, which are (i) Effective Holdings, Inc. and its wholly owned subsidiaries, SpectaGuard of NY, Inc. (formerly Effective Security Systems, Inc.) and Effective Management Services, Inc. (collectively, “Effective”) and (ii) AS Acquisition Corporation (“Allied”) and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

The majority owners of the Company are Gryphon SpectaGuard Partners, L.P. and Gryphon SpectaGuard II, Inc., entities controlled by Gryphon Partners, L.P. (“Gryphon”).

The Company operates under one segment (i.e. security services) under the name of Allied Security nationally and also as SpectaGuard in northeast United States.

In the opinion of management, the accompanying condensed consolidated financial statements of SpectaGuard Acquisition LLC, which are unaudited (except for the Consolidated Balance Sheet as of December 31, 2001, which is derived from audited financial statements), include all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial statements of the Company.

Pursuant to the rules and regulations of the Securities and Exchange Commission, the unaudited condensed consolidated financial statements do not include all of the information and notes normally included with annual financial statements prepared in accordance with accounting principles generally accepted in the United States. These financial statements should be read in conjunction with the consolidated historical financial statements and notes thereto for the year ended December 31, 2001 included elsewhere in this Prospectus. The results of operations for the six months ended June 30, 2002 are not necessarily indicative of operating results for the year ending December 31, 2002.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments with original maturities of three months or less.

Accounts Receivable

The Company’s customers are located throughout the United States. The Company grants credit to its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts which management believes to be sufficient to cover potential credit losses and estimated billing adjustments.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

Property and Equipment

Property and equipment are recorded at cost. Leasehold improvements are amortized over the respective lives of the leases or the service lives of the improvements, whichever is shorter. Depreciation of property and equipment is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. The useful lives are as follows: building—40 years; building improvements—15 years; leasehold improvements—10 years; vehicles—3 years; uniforms—3 years; computer equipment—3 to 5 years; office furniture, fixtures, and equipment—5 years.

Customer Lists and Covenants Not to Compete

The value of the customer lists acquired is being amortized under the straight-line method over periods of 9 to 13 years. Covenants not to compete are being amortized over 10 years, which is the term of the agreements.

Revenue Recognition

The Company recognizes revenue in the period in which services are provided. Unearned income represents amounts received from customers in advance of performing the related services.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), encourages entities to record compensation expense for stock-based employee compensation plans at fair value but provides the option of measuring compensation expense using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company has elected to account for stock-based compensation in accordance with APB 25. Pro forma results of operations as if SFAS 123 had been used would not be materially different from reported results of operations.

Financial Instruments

The carrying value of short-term financial instruments, such as cash equivalents, accounts receivable, accounts payable and accrued expenses, approximates their fair value based on the short-term maturities of these instruments.

Income (Loss) Per Common Share

Basic earnings per share is calculated by dividing income (loss) applicable to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share is calculated by dividing income (loss) applicable to common shareholders by the weighted average common shares for the period plus the dilutive effect (unless such effect is anti-dilutive) of equity instruments. No exercise of stock options, stock purchase warrants, or convertible securities was assumed for all periods presented because the assumed exercise of those securities would be antidilutive.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported

SPECTAGUARD ACQUISITION LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ from such estimates.

Statements of Cash Flows

The following noncash transactions have been excluded from the consolidated statement of cash flows for the six months ended June 30, 2001 and 2002:

	Six Months Ended June 30
	2001	2002
	(In Thousands)
Cumulative effect of adoption of SFAS 133, as of January 1, 2001	$1,828	$—
Decrease in fair value of interest rate hedge on long-term debt	$518	$110

3.    Goodwill

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets.” Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. The Company adopted SFAS No. 142 effective January 1, 2002. During the first half of fiscal 2002, the Company performed the first of the required impairment test of goodwill and has concluded that there is not impairment of goodwill. A reconciliation of net loss for the six months ended June 30, 2001 had goodwill not been amortized pursuant to SFAS No. 142 is as follows (in thousands):

$(9,239)	Net loss as reported for the six months ended June 30, 2001
2,670	Elimination of goodwill amortization

$(6,569)	Adjusted net loss

$(.29)	Adjusted basic and diluted loss per share applicable to common shareholders for the six months ended June 30, 2001

4.    Other Intangibles

The value of the customer lists acquired is being amortized under the straight-line method over periods of 9 to 13 years. Covenants not to compete are being amortized over 10 years, which is the term of the agreements. Deferred financing fees, included under caption Other assets, are being amortized over 8 years, which is the term of the agreement. The estimated annual aggregate amortization expense for the current year and the succeeding five fiscal years is as follows (in thousands):

2002	$5,859
2003	5,859
2004	5,859
2005	5,859
2006	5,859
2007	5,767

$35,062

SPECTAGUARD ACQUISITION LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

5.    Indebtedness

The Company’s long-term debt is summarized as follows (in thousands):

	December 31, 2001	June 30, 2002
Senior Term Loan A, variable rate (5.13% and 5.16% at June 30, 2002 and December 31, 2001, respectively), due through March 2005	$24,864	$22,010
Senior Term Loan B, variable rate (5.63% and 5.66% at June 30, 2002 and December 31, 2001, respectively), due through March 2007	38,101	37,903
Revolving Loan, variable rate (5.09% and 5.57% at June 30, 2002 and December 31, 2001, respectively), due March 2005	15,000	7,000
12.5% Senior Subordinated Note, plus 1.5% PIK (paid in kind) interest, due 2008	30,453	30,684
Other	51	34

	108,469	97,631
Less: current maturities	6,543	7,237

	$101,926	$90,394

The Company’s Credit Facility provides for an aggregate of $135 million of borrowings of which $32 million is for Term Loan A and $39 million is for Term Loan B. Principal payments of Term Loan A are due through March 2005, and principal payments of Term Loan B are due through March 2007. Each note shall bear interest on the outstanding principal balance at a rate per annum equal to the LIBOR or Base rate, as defined, plus an applicable margin.

In addition to the senior term loans, the Credit Facility has an acquisition line of $20 million (which expired on March 31, 2002) and a revolving loan of $44 million (including up to $10 million of letters of credit availability). The Company is limited in what can be borrowed based upon qualified accounts receivable and a pro forma cash flow calculation as defined in the Credit Facility. The Credit Facility contains various financial covenants, and the Company was in compliance with all financial covenants at June 30, 2002. All of the Company’s assets and shares are pledged as collateral for the Credit Facility. Amounts outstanding on the Revolving Loans are due at the earlier of March 31, 2005 or 90 days after which the Senior Term Loans are paid in full. Interest is payable based either on the LIBOR or Base rate, as defined, plus an applicable margin. Subsequent to June 30, 2002, the Company continued to reduce its outstanding Revolver Loans, not currently due as stated above, with cash provided by operating activities.

In addition to the senior term loans discussed above, the Company borrowed $30 million of subordinated debt in connection with the Allied transaction. The terms include 12.5% cash interest and 1.5% PIK (paid in kind) interest over 8 years (due February 29, 2008).

6.    Derivatives and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. This standard requires that all derivative financial instruments, such as interest rate swap contracts, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them.

The Company uses derivative financial instruments principally to manage a portion of the risk that changes in interest rates will affect the amount of its future interest payments. The Company has two interest rate protection instruments with financial institutions that effectively convert a portion of its floating rate debt to a fixed rate.

Under the interest rate protection instruments, the Company pays an amount equal to the specified fixed-rate of interest (6.4% and 6.7%) multiplied by the notional principal amount ($30,975,000 and $20,000,000), and

SPECTAGUARD ACQUISITION LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

receives a variable rate of interest (3-month LIBOR) multiplied by the same notional principal amount. These interest rate protection instruments mature in June 2005 and March 2005, respectively. No other cash payments are made unless the contract is terminated prior to maturity. Pursuant to SFAS No. 133, the Company accounts for the interest rate protection instruments as a cash flow hedge, which is highly effective. As of June 30, 2002, the interest rate swaps are reflected at fair value of ($3,754,000) and are included in other long-term liabilities. The Company has not experienced any ineffectiveness with its interest rate swaps and, accordingly, has not recognized any gains or losses in its earnings.

7.    Contingent Liabilities and Commitments

In the normal course of operations, various legal claims are filed against the Company. The Company has provided for certain of these claims based upon insurance coverages, management’s judgment, and the advice of counsel. In the opinion of management, the ultimate outcome of these actions is not expected to have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

8.    Other Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income (loss) and other changes in stockholders’ equity (deficit) from transactions and other events from sources other than stockholders. A reconciliation of net income (loss) to other comprehensive income (loss) is as follows (in thousands):

	Six months ended June 30
	2001	2002
Net income (loss)	$(9,239)	$3,046
Cumulative effect of adoption of SFAS 133, as of January 1, 2001	(1,828)	—
Change in fair value of interest rate swap contracts	(518)	(110)

Comprehensive income (loss)	$(11,585)	$2,936

9.    Income Taxes

The Company’s effective tax rate differs from the federal statutory rate due primarily to state taxes, non-deductible items, and operating results of SpectaGuard Acquisition LLC not taxed at the corporate level.

10.    Leases

The Company has commitments under operating leases for certain equipment and facilities used in its operations. Total rental expense for the six months ended June 30, 2001 and 2002 was approximately $1,494,000, and $1,940,000, respectively.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

11.    Preferred Shares

The Series A Preferred shares accrue dividends at the rate of 10% compounded annually. These dividends are cumulative and accrue on the last day of each fiscal year. The dividends accrue regardless of whether there are funds legally available for the payment of such dividends and regardless of whether such dividends are declared. Cumulative dividends in arrears at June 30, 2002 were $754,000 and are included in the carrying amount of the Series A Preferred shares. Dividends accrued for the six months ended June 30, 2002 were $179,000.

The Series B Preferred shares accrue dividends at the rate of 14% compounded annually. These dividends are cumulative and accrue on the last day of each fiscal year. The dividends accrue regardless of whether there are funds legally available for the payment of such dividends and regardless of whether such dividends are declared. Cumulative dividends in arrears at June 30, 2002 were $16,980,000 and are included in the carrying amount of the Series B Preferred shares. Dividends accrued for the six months ended June 30, 2002 were $4,183,000.

12.    Stock Options

In connection with the formation of the Company, the Board of Directors established the 1997 Employee Share Option/Share Issuance Plan. Subsequently, a 1998 Employee Share Purchase/Share Issuance Plan was also established (collectively, the “Share Plans”). Under the Share Plans, shares of the Company’s common stock or options to purchase shares of the Company’s common stock may be offered for purchase or issuance to employees and consultants of the Company. A combined maximum 3,164,677 shares or options to purchase shares were authorized under the Share Plans plus additional options granted to executives through contractual dilution protection outside of the Share Plans. Options that are granted have a contractual life of ten years.

Options granted under the Share Plans are designated as either service, performance, or special performance in accordance with the provisions of the Share Plans. Service options vest ratably over a five-year period from the date of grant. The performance options vest seven years from the date of grant; however, vesting is accelerated if the Company achieves certain financial targets. The special performance options vest seven years from the date of grant; however, vesting is accelerated if a certain return on investment of the majority member is achieved. Options are granted at the fair market value on the date of grant, which was $1.00 per share for all common options granted prior to February 29, 2000 and $.15 per share for all common options granted subsequent to February 29, 2000. The fair market value is determined by the Management Committee of the Company. A change in control may result in acceleration of some or all options pursuant to the terms of the Share Plans.

In connection with the acquisition of Allied, all holders of common stock share options on the record date received a contingent stock dividend of one share of Series B Preferred for each 867 options outstanding to purchase common shares. Upon exercise of the option, the optionholder would receive the common shares and a dividend of Series B Preferred of $1,000 per share plus the right to receive accrued but unpaid dividends (when declared) on the Series B Preferred shares as if such optionholder had exercised his or her option on the date of the Allied acquisition. If such exercises had occurred as of June 30, 2002, approximately 4,380 shares of Series B Preferred would have been issued. The cumulative dividends in arrears assuming all optionholders exercised their options as of June 30, 2002 was $1,586,000.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

The following table summarizes the Company’s stock option activity to purchase common shares under the Company’s Share Plans:

	Service	Performance	Special Performance	Total	Weighted Average Exercise Price
Outstanding at December 31, 2001	1,724,498	1,522,245	1,376,541	4,623,284	$.85
Granted	73,818	6,666	6,666	87,150	$.15
Exercised	(11,600)	(6,189)	—	(17,789)	$.54
Forfeited	(13,500)	(25,230)	(10,500)	(49,230)	$.34

Outstanding at June 30, 2002	1,773,216	1,497,492	1,372,707	4,643,415	$.85

Exercisable at December 31, 2001	1,008,471	224,424	—	1,232,895

Exercisable at June 30, 2002	1,242,934	223,894	—	1,466,828

13.    Stock Warrants

At June 30, 2002, there are a substantial number of outstanding warrants to purchase shares of SpectaGuard Acquisition, LLC as set forth below:

	Amount		Shares	Exercise Price	Remaining Life(1)
Warrants issued to affiliates of William E. Myers & Co.(2)	351,331	(3)	Common	$1.00	5.6 years
	470,889	(4)	Common	$1.00	6.4 years
	814,224		Common	$.15	7.7 years
	132		Series A	$1,000	7.7 years
	1,085		Series B	$1,000	7.7 years
Warrants issued to shareholders of AS Acquisition Corp. in connection with acquisition	674,215		Common	$.15	7.7 years
Warrants issued to lenders	3,855,000		Common	$.01	5.7 years

(1)	As of June 30, 2002.
(2)
Includes adjustments with respect to the number of shares issuable upon the exercise of such warrants and the exercise price of such warrants, made pursuant to the anti-dilution provisions in the warrant agreements with affiliates of William E. Myers & Co., for option exercises through June 30, 2002.

(3)
Upon exercise of these warrants, the holder is entitled to receive the common shares subject to the warrant and a Series B preferred share dividend of one Series B preferred share for each 867 common shares issued for a maximum aggregate of 404.88 Series B preferred shares.

(4)
Upon exercise of these warrants, the holder is entitled to receive the common shares subject to the warrant and a Series B preferred share dividend of one Series B preferred share for each 867 common shares issued for an aggregate maximum of 542.57 Series B preferred shares.

In connection with the restructuring transactions to occur immediately prior to this offering, outstanding warrants to purchase shares of SpectaGuard Acquisition LLC held by the former shareholders of AS Acquisition Corp. and our lenders and their affiliates will be exercised or deemed exercised and common shares of SpectaGuard Acquisition LLC issued pursuant to such exercise will be converted into shares of our common stock. Outstanding warrants to purchase shares of SpectaGuard Acquisition LLC held by affiliates of William E. Myers & Co. will be converted into warrants to buy our common stock on terms comparable to the existing warrants, including anti-dilution protection for any future exercises of options and warrants outstanding on or

SPECTAGUARD ACQUISITION LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(unaudited)

prior to the third anniversary of the issue of such warrants. As a result of anti-dilution adjustments for option exercises and the exercise of warrants, in connection with our restructuring transaction as described above, affiliates of William E. Myers & Co. will hold warrants to purchase 399,328 common shares of SpectaGuard Acquisition LLC at $.8783 per share and 535,220.29 common shares of SpectaGuard Acquisition LLC at $.8783 per share, including the right to receive the Series B preferred share dividends described in footnotes (3) and (4) above, and warrants to purchase 925,410.86 common shares of SpectaGuard Acquisition LLC at $.13013 per share, 149.58 Series A preferred shares of SpectaGuard Acquisition LLC at $879.08849 per share and 1,234.33 Series B preferred shares of SpectaGuard Acquisition LLC at $879.08849 per share. After giving effect to the restructuring transactions, affiliates of William E. Myers & Co. will hold warrants to purchase             ,              and              shares of common stock at exercise prices of $            , $             and $            , respectively, and the right to receive $             in cash upon exercise. If the warrants held by affiliates of William E. Myers & Co. are further adjusted after our restructuring upon the future exercises of options to purchase common stock outstanding on or before the third anniversary of their issue date, assuming there are         shares of common stock outstanding, such holders would hold adjusted warrants to purchase             ,              and              common shares at an exercise price of $        , $         and $     per share, respectively. These anti-dilution provisions will not apply to any options or warrants we issue after February 29, 2003. We expect to use $1.7 million of the proceeds from this offering for the future payment to affiliates of William E. Myers & Co. with respect to their right to receive cash, in addition to shares of our common stock, on the exercise of warrants that, prior to our restructuring, are exercisable for common shares and Series A and Series B preferred shares of SpectaGuard Acquisition LLC.

14.    Related Party Transactions

Gryphon charges the Company an administrative fee for management services that Gryphon performs on behalf of the Company. The total expense incurred by the Company related to this fee for the six months ended June 30, 2001 and 2002 and was approximately $358,000, which has been included in branch and corporate overhead expenses on the Consolidated Statements of Operations. Amounts due Gryphon for these services were $179,000 at June 30, 2002.

The Company reimburses Gryphon for certain costs that Gryphon incurs in connection with its services to the Company. The amount reimbursed for the six months ended June 30, 2001 and 2002 was $23,000 and $84,000 respectively.

The Company has a note receivable from an executive and stockholder, which is due December 31, 2002 in the amount of approximately $253,000 with interest payable of 10%.

15.    Distributions to members

During the six months ended June 30, 2002 the Company declared $1,584,000 of common member interest distributions, of which $161,000 has been paid, under a contractual agreement with the Company’s members.

16.    Initial Public Offering and Related Subsequent Events

In March 2002, the Management Committee initiated a plan to restructure the Company’s legal structure in contemplation of a planned initial public offering of the common stock of the restructured company.

During June 2002, the Company received a term sheet to refinance the amounts outstanding under its Senior Term Loans. In connection with this refinancing, the Company would also terminate its existing interest rate swap agreement. If such refinancing and termination of the interest rate swap had occurred on June 30, 2002, the Company would have recorded a charge to earnings, net of estimated income taxes, of approximately $4.4 million, related to the expected termination of the interest rate swap agreement, expected pre-payment penalties and other related charges, and the expected write-off of the deferred financing fees associated with the Senior Term Loans.

SPECTAGUARD ACQUISITION LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Unaudited)

17.    Pro Forma Financial Information

Pro forma net loss per share amounts are based on the weighted average number of shares outstanding during the period after giving effect to the redemption and conversion into common stock of the Series A and Series B Preferred Stock assuming each redemption and conversion had occurred at the beginning of the period presented. No exercise of stock options or warrants was assumed for all periods presented because the assumed exercise of those securities would be anti-dilutive.

Pro forma loss per share applicable to common stockholders reflects federal and state income taxes as if the Company had been taxed as a corporation for the periods presented. Income tax expense would have been $1,864,000 and $1,388,000 for the six months ended June 30, 2001 and 2002, respectively. Upon the completion of the contemplated restructuring, the previously untaxed LLC will be converted to a C corporation. As a result, a one-time income tax benefit of approximately $781,000 would have been recorded had the conversion occurred on January 1, 2001.

REPORT OF INDEPENDENT AUDITORS

Management Committee
Allied Security, Inc.

We have audited the accompanying balance sheet of Allied Security, Inc. as of July 11, 2002 and the related statement of cash flows for the one-day period of July 11, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Security, Inc., as of July 11, 2002, and its cash flows for the one-day period ended July 11, 2002, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP
Philadelphia, Pennsylvania
July 19, 2002

ALLIED SECURITY, INC.

BALANCE SHEET

July 11, 2002
Assets

Current assets:
Cash and cash equivalents	$1,000

Total current assets	1,000

Total assets	$1,000

Stockholders’ equity
Stockholders’ equity:
Preferred shares, $.001 par value, 200 shares authorized, no shares issued and outstanding	$—
Common shares, $.001 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	1
Additional paid-in-capital	999

Total stockholders’ equity	$1,000

See accompanying notes.

ALLIED SECURITY, INC.

STATEMENT OF CASH FLOWS

One-day Period ended July 11, 2002
Cash flows from financing activities
Contributed capital	$1,000

Net cash provided by financing activities	1,000

Net change in cash and cash equivalents	1,000
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$1,000

See accompanying notes.

ALLIED SECURITY, INC.

NOTES TO FINANCIAL STATEMENTS
July 11, 2002

1.    Organization

Allied Security, Inc. (the “Company”), an indirect wholly-owned subsidiary of SpectaGuard Acquisition LLC, was formed on July 11, 2002 as a Delaware Corporation.

2.    Initial Public Offering and Related Subsequent Events

In March 2002, the Management Committee of SpectaGuard Acquisition LLC, a related party, initiated a plan to restructure its legal structure in contemplation of a planned initial public offering of its common shares. The Company is a part of the Restructuring Agreement and will acquire the common shares of SpectaGuard Acquisition LLC. Shortly thereafter, the Company anticipates offering its shares in the public market.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
of AS Acquisition Corporation and Subsidiaries

We have audited the accompanying consolidated statements of earnings, stockholders’ equity, and cash flows of AS Acquisition Corporation and subsidiaries for the year ended June 30, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of AS Acquisition Corporation and subsidiaries for the year ended June 30, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP
Pittsburgh, Pennsylvania
September 3, 1999

AS ACQUISITION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EARNINGS
For the Year Ended June 30, 1999

Revenues:
Operating revenues	$190,177,730
Other income	2,091,422

192,269,152

Expenses:
Cost of revenues	156,396,863
Selling, general, and administration	26,750,089
Depreciation and amortization	491,757

183,638,709

Operating income	8,630,443

Investment income	483,887

Earnings before income taxes	9,114,330

Income taxes	3,403,400

Net earnings	$5,710,930

See accompanying notes to consolidated financial statements.

AS ACQUISITION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the Year Ended June 30, 1999

	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Total Stockholders’ Equity
Balance at June 30, 1998	$1,000	$415,900	$11,509,935	$(125,000)	$11,801,835
Net earnings	—	—	5,710,930	—	5,710,930

Balance at June 30, 1999	$1,000	$415,900	$17,220,865	$(125,000)	$17,512,765

See accompanying notes to consolidated financial statements.

AS ACQUISITION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended June 30, 1999
Cash flows from operating activities
Net earnings	$5,710,930
Adjustments to reconcile net earnings to net cash provided by operating activities:
Deferred income taxes	(63,100)
Depreciation and amortization	491,757
Changes in assets and liabilities:
Increase in accounts receivable	(1,268,259)
Increase in other assets	(238,325)
Decrease in accounts payable	(229,570)
Increase in accrued insurance costs	263,999
Decrease in deferred compensation	(112,634)
Increase in other accrued expenses	805,519

Net cash provided by operating activities	5,360,317

Cash flows from investing activities
Disposal of securities	568,423
Additions to property and equipment	(856,717)

Net cash used in investing activities	(288,294)

Net change in cash and cash equivalents	5,072,023
Cash and cash equivalents at beginning of year	6,005,064

Cash and cash equivalents at end of year	$11,077,087

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$3,070,900

See accompanying notes to consolidated financial statements.

AS ACQUISITION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 1999

1.    Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statements of earnings, stockholders’ equity and cash flows (“financial statements”) include the accounts of AS Acquisition Corporation (the “Company”) and Allied Security Inc. and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated.

Use of Estimates in Preparation of the Financial Statements

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company invests its daily excess funds in overnight repurchase agreements. The Company considers such agreements to be cash equivalents for purposes of the statement of cash flows.

Investment Income

Investment income is earned on the Company’s short-term variable rate demand notes and government fixed income securities (which are classified as available for sale).

Property and Equipment

Property and equipment are stated at cost. Depreciation of furniture and equipment is provided primarily on an accelerated method which approximates the straight-line method of depreciation. Depreciation on building and improvements is provided on the straight-line method. Charges to earnings for depreciation are calculated to allocate the cost of the assets over their respective estimated useful lives.

Insurance Costs

Insurance costs are comprised of workers’ compensation and general liability insurance. The Company’s insurance policies are generally incurred loss retrospective, paid loss retrospective and retrospective premium plans. Insurance expense is accrued based upon payroll costs and it is also subject to periodic adjustments by the carrier and by the Company after considering the result of an actuarial valuation developed from historical loss experience factors.

Revenue Recognition

Revenue is recognized on an accrual basis as security officer services are performed.

Income Taxes

The Company follows the asset and liability method of accounting for deferred income taxes. The asset and liability method provides that deferred tax assets and liabilities are to be recorded based on the differences between the tax bases of the Company’s assets and liabilities and their carrying amounts for financial reporting

AS ACQUISITION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purposes. The accounting standards permit the recognition of deferred tax assets based on the likelihood of the realization of a tax benefit in future years resulting from deductible temporary differences.

The temporary differences between the Company’s tax and financial statement reporting methods are comprised primarily of accruals for insurance, deferred compensation, vacation pay and depreciation.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to credit risk consist principally of variable rate demand notes, government fixed income securities and trade receivables.

The Company performs ongoing credit evaluations on its customers and generally does not require collateral. The Company invests its excess cash in deposits with major banks and other high quality short-term liquid investments.

2.    Business Activity and Major Clients

The Company and its subsidiaries are principally involved in the business of providing uniformed security officers to industrial, governmental, retail and institutional establishments for property and asset protection throughout the United States.

3.    Long-term Debt and Line of Credit

The Company has an unsecured revolving line of credit facility available through June 2000 in an amount not to exceed $10,000,000. Borrowings under the facility bear interest at the prime rate. Letters of credit issued for the Company’s insurance policies in the amount of $5,153,404 at June 30, 1999 reduced the amount of available borrowings under the revolver. There were no borrowings during the year and the amount available at June 30, 1999 was $4,846,596

The loan facility contains various restrictive covenants concerning the maintenance of specified levels of operating income, net worth and working capital. The covenants limit the incurrence of additional secured debt and the payment of dividends.

4.    Taxes on Income

Taxes on income consist of the following components for the year ended June 30, 1999:

Current:
Federal	$3,164,100
State	302,400

3,466,500

Deferred:
Federal	(63,300)
State	200

(63,100)

$3,403,400

AS ACQUISITION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the statutory U.S. Federal Income Tax rate to the effective income tax rate on income (loss) from continuing operations is as follows:

Federal statutory rate	34%
Effect of:
State taxes, net of federal benefit	2
Tax credits	(6)
Increased provision	7

37%

5.    Operating Leases

The Company has noncancelable leases for its operating facilities. Rental expense for such leases was $1,166,900 in 1999. Future minimum lease commitments under operating leases are as follows:

Fiscal Year
2000	$861,100
2001	488,500
2002	287,500
2003	108,900
2004	47,500

$1,793,500

6.    Deferred Compensation Agreements

The Company has an employment agreement with its Chairman that provides for deferred compensation payments over a ten-year period upon termination of employment as Chairman. At June 30, 1999, the Company has accrued the present value of the anticipated obligation under the agreement.

The Company has also entered into deferred compensation contracts with certain employees under the terms of which the Board of Directors may annually credit to an employee’s deferred compensation account an amount equal to a percentage of the employee’s compensation. The Company accrues the expense related to these contracts as the employee’s account is credited.

7.    401(k) Plan

The Company sponsors a pension benefit 401(k) plan. Eligible employees can defer up to 15% of their annual compensation. The Company does not currently provide for matching contributions. The plan has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Act of 1974 (ERISA), and, as such, is required to meet all necessary reporting disclosures.

8.    Subsequent Event (Unaudited)

On February 29, 2000, the outstanding stock of the Company was purchased by SpectaGuard Acquisition LLC.

AS ACQUISITION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EARNINGS
(Unaudited)

For the six months ended December 31, 1999
Revenues:
Operating revenues	$106,298,273
Other income	1,198,346

107,496,619
Expenses:
Cost of revenues	87,723,008
Selling, general and administration	14,662,731
Depreciation and amortization	274,723

102,660,462

Operating income	4,836,157
Investment income	402,602

Earnings before income taxes	5,238,759
Income taxes	1,938,341

Net earnings	$3,300,418

See notes to condensed consolidated financial statements

AS ACQUISITION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
For the six months ended December 31, 1999

Cash flows from operating activities
Net earnings	$3,300,418
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	274,723
Changes in assets and liabilities:
Increase in accounts receivable	(3,456,914)
Decrease in other assets	19,928
Increase in accounts payable	107,603
Increase in accrued insurance costs	312,764
Decrease in deferred compensation	(8,994)
Decrease in other accrued expenses	(535,108)

Net cash provided by operating activities	14,420

Cash flows from investing activities
Disposal of securities	421,199
Additions to property and equipment	(214,028)

Net cash used in investing activities	207,171

Net change in cash and cash equivalents	221,591

Cash and cash equivalents at beginning of period	11,077,087

Cash and cash equivalents at end of period	$11,298,678

See notes to condensed consolidated financial statements.

AS ACQUISITION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Six Months Ended December 31, 1999

1.    Basis of Presentation/Organization

The consolidated financial statements include the accounts of AS Acquisition Corp. (the “Company”) and Allied Security Inc. and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated

In the opinion of management, the accompanying condensed consolidated financial statements of the Company, include all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial statements of the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.    Summary of Significant Accounting Policies

Revenue Recognition

Revenue is recognized on an accrual basis as security officer services are performed.

Income Taxes

The company follows the asset and liability method of accounting for deferred income taxes. The asset and liability method provides that deferred tax assets and liabilities are to be recorded based on the differences between the tax bases of the Company’s assets and liabilities and their carrying amounts for financial reporting purposes. The accounting standards permit the recognition of deferred tax assets based on the likelihood of the realization of a tax benefit in future years resulting from deductible temporary differences.

The temporary differences between the Company’s tax and financial statement reporting methods are comprised primarily of accruals for insurance, deferred compensation, vacation pay and depreciation.

The difference between the Company’s effective income tax rate and the statutory U.S. Federal Income Tax rate is primarily due to state income taxes.

3.    Business Activity and Major Clients

The Company and its subsidiaries are principally involved in the business of providing uniformed security officers to industrial, governmental, retail and institutional establishments for property and asset protection throughout the United States.

[LOGO]

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee		$9,522.00
NASD filing fee
Nasdaq listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses (including legal fees)
Transfer agent and rights agents and registrar fees and expenses
Premium paid on policy that indemnifies directors and officers against liabilities in this offering
Miscellaneous

Total	$

Item 14.    Indemnification of Directors and Officers

The registrant’s certificate of incorporation permits indemnification to the fullest extent permitted by Delaware law. The registrant’s bylaws require the registrant to indemnify any person who was or is an authorized representative of the registrant, and who was or is a party or is threatened to be made by a party to any corporate proceeding, by reason of the fact that such person was or is an authorized representative of the registrant, against judgments, penalties, fines and amounts paid in settlement and expenses actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to any criminal third party proceedings), had no reasonable cause to believe such conduct was unlawful. The registrant shall also indemnify any person who was or is an authorized representative of the registrant and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Such indemnification is mandatory under the registrant’s bylaws as to expenses actually and reasonably incurred to the extent that an authorized representative of the registrant had been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein. The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities

Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers, and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement which will be filed by amendment as Exhibit 1.1 hereto.

Item 15.    Recent Sales of Unregistered Securities

Except as described below, there have been no securities sold by the registrant within the last three years that were not issued under the Securities Act.

On September 18, 2002, the registrant entered into a restructuring agreement providing for the following issuances:

•
members of SpectaGuard Acquisition LLC that are party to the restructuring agreement, other than Gryphon SpectaGuard II, Inc., will contribute their interests in the LLC to the registrant and the registrant will issue shares of its common stock and redeemable common stock to such members for their LLC interests;

•
in connection with these contributions, assuming an initial public offering price of $             per share, the registrant issued an aggregate of              shares of common stock and              shares of redeemable common stock in exchange for              common shares,              Series A preferred shares and              Series B preferred shares of SpectaGuard Acquisition LLC;

•
options issued by SpectaGuard Acquisition LLC that are outstanding at the time of the restructuring transactions will be amended and converted into options of the registrant under its 2002 Stock Option Plan immediately prior to the closing of the offering;

•
Gryphon SpectaGuard II, Inc., a corporation wholly owned by Gryphon Partners II, L.P. and Gryphon Partners II-A, L.P., will be merged into the registrant and, as merger consideration, assuming an initial public offering price of $            , the registrant will issue              shares of common stock and              shares of redeemable common stock to Gryphon Partners II, L.P. and              shares of common stock and              shares of redeemable common stock to Gryphon Partners II-A, L.P.;

•
SpectaGuard Acquisition LLC will merge into one of the registrant’s wholly-owned subsidiaries, as a result of which SpectaGuard Acquisition LLC will become a wholly-owned subsidiary of the registrant; and

•
in the SpectaGuard merger, assuming an initial public offering price of $            , the registrant will issue an aggregate of              shares of common stock and              shares of redeemable common stock to all remaining holders of SpectaGuard Acquisition LLC interests as merger consideration.

The issuances of the securities described above were deemed to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Regulation D under the Securities Act and/or Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering or in reliance on Rule 701 under the Securities Act as transactions by an issuer in compensatory circumstances. All of the securities were acquired by the recipients for investment and with no view toward the resale or distribution thereof. In each instance, the recipients were sophisticated investors or employees of ours, the offer and sales were made without any public solicitation and the stock certificates bear restrictive legends. No underwriter was involved in the transactions and no commissions were paid. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits:

Exhibit Number	Description
*1.1	Form of Underwriting Agreement
*2.1
Contribution and Restructuring Agreement, dated as of September 18, 2002, by and among Allied Security, Inc., SpectaGuard Acquisition LLC, Allied Merger LLC, AS Acquisition Corp., Effective Holdings, Inc., Gryphon SpectaGuard II, Inc., Gryphon Partners II, L.P., Gryphon Partners II-A, L.P. and the members and warrantholders of SpectaGuard Acquisition LLC named therein.

*3.1	Amended and Restated Certificate of Incorporation of Allied Security, Inc.
*3.2	Amended and Restated Bylaws of Allied Security, Inc.
4.1	Reference is made to Exhibits 3.1 and 3.2
*4.2	Form of Common Stock Certificate
*4.3	Registration Rights Agreement, dated as of , 2002, by and among Allied Security, Inc. and the stockholders and warrantholders of Allied Security, Inc. named therein.
*5.1	Opinion of Gibson, Dunn & Crutcher LLP
*10.1	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and Albert J. Berger.
*10.2	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and William C. Whitmore, Jr.
*10.3	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and John D. Redden, Jr.
*10.4	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and Ronald R. Rabena.
*10.5	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and Bruce A. Gelting.
*10.6	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and William A. Torzolini.
*10.7	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and Albert J. Berger.
*10.8	Allied Security, Inc. 2002 Stock Option Plan
*10.9	Allied Security, Inc. 401(k) Retirement Plan
*10.10	Form of Director & Officer Indemnification Agreement
*21.1	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
23.2	Consent of Deloitte & Touche LLP
*23.3	Consent of Gibson, Dunn & Crutcher LLP (to be included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*	To be filed by amendment

(b)    Financial Statement Schedules:

See page F-20.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)
The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of King of Prussia, in the Commonwealth of Pennsylvania, on September 19, 2002.

ALLIED SECURITY, INC.

By:	/s/ ALBERT J. BERGER
Albert J. Berger, Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Albert J. Berger, R. David Andrews and Nicholas A. Orum his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to 462(b)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/s/ ALBERT J. BERGER Albert J. Berger	Chief Executive Officer and Director (Principal Executive Officer)	September 19, 2002

/s/ WILLIAM A. TORZOLINI William A. Torzolini	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 19, 2002

/s/ R. DAVID ANDREWS R. David Andrews	Director	September 19, 2002

/s/ KURTIS J. KAULL Kurtis J. Kaull	Director	September 19, 2002

/s/ WILLIARD E. LYNN Williard E. Lynn	Director	September 19, 2002

/s/ NICHOLAS A. ORUM Nicholas A. Orum	Director	September 19, 2002

/s/ M.G. ROSE M.G. Rose	Director	September 19, 2002

/s/ MICHAEL J. VAN HANDEL Michael J. Van Handel	Director	September 19, 2002

/s/ DONNA L. WEAVER Donna L. Weaver	Director	September 19, 2002

/s/ WILLIAM C. WHITMORE, JR. William C. Whitmore, Jr.	Director	September 19, 2002

EXHIBIT INDEX

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

*2.1
Contribution and Restructuring Agreement, dated as of September 18, 2002, by and among Allied Security, Inc., SpectaGuard Acquisition LLC, Allied Merger LLC, AS Acquisition Corp., Effective Holdings, Inc., Gryphon SpectaGuard II, Inc., Gryphon Partners II, L.P., Gryphon Partners II-A, L.P. and the members and warrantholders of SpectaGuard Acquisition LLC named therein.

*3.1	Amended and Restated Certificate of Incorporation of Allied Security, Inc.

*3.2	Amended and Restated Bylaws of Allied Security, Inc.

4.1	Reference is made to Exhibits 3.1 and 3.2

*4.2	Form of Common Stock Certificate

*4.3	Registration Rights Agreement, dated as of , 2002, by and among Allied Security, Inc. and the stockholders and warrantholders of Allied Security, Inc. named therein.

*5.1	Opinion of Gibson, Dunn & Crutcher LLP

*10.1	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and Albert J. Berger.

*10.2	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and William C. Whitmore, Jr

*10.3	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and John D. Redden, Jr.

*10.4	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and Ronald R. Rabena.

*10.5	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and Bruce A. Gelting.

*10.6	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and William A. Torzolini.

*10.7	Employment Agreement, dated as of , 2002, by and between Allied Security, Inc. and Albert J. Berger.

*10.8	Allied Security, Inc. 2002 Stock Option Plan

*10.9	Allied Security, Inc. 401(k) Retirement Plan

*10.10	Form of Director & Officer Indemnification Agreement

*21.1	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young LLP

23.2	Consent of Deloitte & Touche LLP

*23.3	Consent of Gibson, Dunn & Crutcher LLP (to be included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

* To be filed by amendment